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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ADVANCED MEDICAL OPTICS, INC.
(Name of Subject Company)

ADVANCED MEDICAL OPTICS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00763M108
(CUSIP Number of Class of Securities)

James V. Mazzo
Chairman and Chief Executive Officer
Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, California 92705
(714) 247-8200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a) Name and Address.

        The name of the subject company is Advanced Medical Optics, Inc., a Delaware corporation ("AMO" or the "Company"), and the address of the principal executive offices of the Company is 1700 E. St. Andrew Place, Santa Ana, California 92705. The telephone number for the Company's principal executive offices is (714) 247-8200.

(b) Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Company Common Stock"), and the associated preferred stock purchase rights of the Company (collectively, the "Rights" and, together with the shares of Company Common Stock, the "Shares"). As of January 5, 2009, as set forth in the Merger Agreement (as defined below), there were 61,673,373 Shares issued and outstanding (exclusive of 41,809 Shares held in the Company's treasury). As of January 19, 2009 there were 61,689,121 Shares issued and outstanding (exclusive of 41,809 Shares held in the Company's treasury).

Item 2.    Identity and Background of Filing Person.

(a) Name and Address.

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

        This Statement relates to the cash tender offer by Rainforest Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated January 27, 2009 (as amended or supplemented from time to time, the "Schedule TO"), filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the issued and outstanding Shares at a purchase price of $22.00 per Share (the "Offer Price"), net to the selling stockholder in cash without interest, and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The initial expiration of the Offer is 12:00 midnight, New York City time, on February 24, 2009, subject to extension in certain circumstances as required or permitted by the Agreement and Plan of Merger, dated as of January 11, 2009 (the "Merger Agreement"), by and among the Company, Parent and Purchaser, and applicable law. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Copies of these documents as well as this Statement may also be found on the Company's website at http://www.amo-inc.com.

        The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation ("Surviving Corporation") and a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective

Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent, Purchaser or any of their wholly owned subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company's stockholders who perfect their appraisal rights under the relevant portions of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive $22.00 per Share (or any other per Share price paid in the Offer) in cash, without interest, and subject to any required withholding taxes (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 100 Abbott Park Road, Abbott Park, Illinois 60064, and the telephone number at such principal executive offices is (847) 937-6100.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company that is attached to this Statement as Annex C and incorporated herein by reference (the "Information Statement"), or as otherwise incorporated by reference herein, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right, pursuant to the Merger Agreement and after acceptance of the Shares in the Offer, to designate persons to the Company's board of directors (the "Board") other than at a meeting of the Company's stockholders.

(a) Arrangements with Current Executive Officers and Directors of the Company.

        Certain agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described in the Information Statement.

        As described below, consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlements due to certain directors and executive officers of the Company under certain severance and other benefit agreements or arrangements.

        Interests of Certain Persons.    Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

        Cash Consideration Payable to Executive Officers and Directors Pursuant to the Offer and the Merger.    If each of the Company's directors and executive officers were to tender any Shares of Company Common Stock that each owns for purchase pursuant to the Offer, each would receive the same per Share cash consideration on the same terms and conditions as the Company's other stockholders. Additionally, pursuant to the terms of the Merger Agreement, each restricted Share that is issued and outstanding at the Effective Time, including those restricted Shares held by the Company's directors and executive officers, will be converted into the right to receive the Merger Consideration at the Effective Time.

        As of January 19, 2009, the Company's directors and current executive officers collectively owned approximately 318,272 Shares, including restricted Shares, but excluding (i) unvested Restricted Stock Units (as defined below) and performance awards, and (ii) Shares held by affiliates of Mr. Morfit for which he disclaims beneficial ownership. If, at the time of acceptance for payment of Shares pursuant to the Offer (the "Acceptance Time"), the Company's directors and executive officers were to tender all of their unrestricted Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser at the Offer Price, the Company's directors and executive officers would receive an aggregate of approximately $6,431,084 in cash, without interest and less any required withholding taxes. If, at the Effective Time, each restricted Share, if any, held by the Company's directors and executive officers was converted into the right to receive the Merger Consideration, the Company's directors and executive officers would receive an aggregate of approximately $570,900 in cash, without interest, less any required withholding taxes.

  Stock Options, Employee Stock Purchase Plans, Restricted Stock Units and Performance Awards.

        Stock Options.    Pursuant to the terms of the Merger Agreement, at the Effective Time, each equity incentive plan of the Company (collectively, the "Company Equity Plans") will be assumed by Parent. At the Effective Time, moreover, each outstanding and unexercised option to purchase Shares awarded under any Company Equity Plan, whether or not vested or exercisable prior to or as a result of the consummation of the Merger (the "Company Stock Options"), will be assumed by Parent and converted into an option to purchase, on substantially the same terms and conditions as were applicable under the Company Equity Plans and documents governing such Company Stock Option immediately before the Effective Time, the number of common shares, without par value, of Parent (the "Parent Common Stock") (rounded down to the nearest whole share) equal to the product of: (i) the number of Shares of Company Common Stock subject to such Company Stock Option and (ii) the quotient obtained by dividing (x) the Merger Consideration by (y) the Fair Market Value of a share of Parent Common Stock as of the Effective Time (such quotient, the "Exchange Ratio"). The "Fair Market Value of a share of Parent Common Stock" means the per share closing sale price of Parent Common Stock on the New York Stock Exchange (the "NYSE") (as reported on the NYSE Composite Tape) on the trading day immediately prior to the date on which the Effective Time occurs. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of the Company Stock Options will be equal to the quotient obtained by dividing: (i) the per share exercise price for the Shares of Company Common Stock subject to such Company Stock Option by (ii) the Exchange Ratio (rounded up to the nearest whole cent) (each such Company Stock Option, as so adjusted, a "Converted Parent Option").

        Each Converted Parent Option will have the same vesting schedule as such Company Stock Option. Prior to the Effective Time, the Company and Parent will cooperate in taking all actions that are necessary to cause the Company Stock Options to be assumed and converted as provided in the Merger Agreement.

        As of January 19, 2009, the Company's directors and current executive officers collectively owned Company Stock Options to purchase 2,910,364 Shares, with exercise prices ranging from $8.99 per Share to $45.26 per Share. Of this amount, Company Stock Options to purchase 2,129,558 Shares issuable upon exercise of such Company Stock Options have an exercise price per Share in excess of the Offer Price.

        The foregoing summary is qualified in its entirety by reference to the Company Equity Plans, which are filed as Exhibits (e)(9) through (e)(15) hereto and are incorporated herein by reference.

        Employee Stock Purchase Plans.    The current offerings in progress under the Company's Amended and Restated 2002 Employee Stock Purchase Plan and the Company's Amended and Restated 2002 International Stock Purchase Plan (and any similar foreign employee stock purchase plans) (collectively, the "ESPPs") will continue, and the shares of Company Common Stock will be issued to participants of such ESPPs on the next currently scheduled purchase dates thereunder occurring prior to the Effective Time as provided under, and subject to the terms and conditions of, each ESPP. In accordance with the terms of the relevant ESPP, any offering in progress as of the Effective Time will be shortened, and each then outstanding option under the ESPPs will be exercised automatically on the business day immediately preceding the Effective Time. Notwithstanding any restrictions on transfer of stock in the relevant ESPP, each Share of Company Common Stock issued pursuant to the terms of the ESPPs will, at the Effective Time, be converted into the right to receive the Merger Consideration. The Company will terminate each ESPP as of or prior to the Effective Time and amend each ESPP as appropriate to avoid the commencement of any new offering of options thereunder at or after the date of the Merger Agreement and prior to the earlier of the termination of the Merger Agreement or the Effective Time, and to effectuate the provisions contemplated by the Merger Agreement. As promptly as practicable following the date of the Merger Agreement, the Board (or, if appropriate, any committee thereof administering the ESPPs) will adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by the Merger Agreement.

        Restricted Stock Units.    At the Acceptance Time, each unvested restricted stock unit awarded under any of the Company Equity Plans (each, a "Restricted Stock Unit") will vest in full and be settled for shares of Company Common Stock in accordance with the terms of the applicable Company Equity Plan. At the Effective Time, each such share of Company Common Stock will be converted into the right to receive the Merger Consideration. As of January 19, 2009, the Company's directors and current executive officers collectively owned 291,616 Restricted Stock Units including performance awards, as discussed below.

        The foregoing summary is qualified in its entirety by reference to the Company Equity Plans, which are filed as Exhibits (e)(9) through (e)(15) hereto and are incorporated herein by reference.

        Performance Awards.    Under the Company's 2004 Incentive Compensation Plan and 2005 Incentive Compensation Plan, any performance awards held by executive officers of the Company, which, prior to a change in control, were not exercisable, payable, or free from restrictions, as the case may be, will, at the Acceptance Time, become exercisable, payable, or free from restrictions (other than restrictions required by applicable law or any national securities exchange upon which any securities of the Company are then listed), as the case may be, in their entirety, and any Shares acquired pursuant to such performance awards, which were not fully vested, will immediately become fully vested. As of January 19, 2009, the Company's directors and current executive officers collectively owned approximately 112,525 performance awards in the form of Restricted Stock Units. See "—Restricted Stock Units" above. No Company Stock Options or restricted Shares were granted pursuant to performance awards.

        Under the Company's 2002 Bonus Plan, upon a change in control during the plan year, participants will be paid a bonus prorated to the effective date of the change in control and, unless stated otherwise under an employment or change in control agreement for the executive at issue, all corporate and individual performance objectives will be deemed to be met at the greater of 100% of the target or the actual prorated year-to-date performance.

        The foregoing summary is qualified in its entirety by reference to the Company's 2002 Bonus Plan, 2005 Incentive Compensation Plan, 2004 Incentive Compensation Plan and 2002 Incentive Compensation Plan, which are filed as Exhibits (e)(8) through (e)(11), respectively, hereto and are incorporated herein by reference.

        Summary of Cash Consideration Payable to Directors and Executive Officers.    The following table sets forth, as of January 19, 2009, for each of the Company's current directors and executive officers, the cash consideration that such individual would receive if: (i) such director or executive officer were to tender all of the Shares that he or she owns in connection with the Offer; (ii) all Restricted Stock Units held by such director or executive officer were settled for shares of Company Common Stock and converted into the right to receive the Merger Consideration at the Effective Time; and (iii) any restricted Shares held by such director or executive officer were, at the Effective Time, converted into the right to the receive the Merger Consideration.

Name and Title	Number of Unrestricted Shares	Cash Consideration to be Received for Unrestricted Shares ($)	Number of Restricted Stock Units	Cash Consideration to be Received for Restricted Stock Units ($)	Number of Restricted Shares	Cash Consideration to be Received for Restricted Shares ($)
James V. Mazzo, Chairman and Chief Executive Officer	120,820	2,658,040	71,600	1,575,200	12,800	281,600
Christopher G. Chavez, Director	13,027	286,594	12,469	274,318	—	—
Elizabeth H. Dávila, Director	24,992	549,824	10,390	228,580	—	—
Daniel J. Heinrich, Director	—	—	14,948	328,856	—	—
William J. Link, Ph.D., Director	11,386	250,492	12,780	281,160	—	—
G. Morfit Mason, Director	—	—	12,975	285,450	—	—
Michael A. Mussallem, Director	13,949	306,878	12,780	281,160	—	—
Deborah J. Neff, Director	10,099	222,178	12,469	274,318	—	—
Robert J. Palmisano, Director	—	—	14,248	313,456	—	—
James O. Rollans, Presiding Director	14,743	324,346	13,092	288,024	—	—
Sheree L. Aronson, Corporate Vice President, Corporate Communications, Investor Relations and Market Research	1,806	39,732	5,380	118,360	1,000	22,000
Dr. Leonard R. Borrmann, Executive Vice President, Research and Development	1,433	31,526	16,285	358,270	2,600	57,200
Richard J. DeRisio, Corporate Vice President, Global Public Policy and Regulatory Affairs	—	—	10,000	220,000	—	—
Robert F. Gallagher, Senior Vice President, Chief Accounting Officer and Controller	3,750	82,500	8,550	188,100	1,800	39,600
Michael J. Lambert, Executive Vice President and Chief Financial Officer	—	—	13,450	295,900	—	—

Name and Title	Number of Unrestricted Shares	Cash Consideration to be Received for Unrestricted Shares ($)	Number of Restricted Stock Units	Cash Consideration to be Received for Restricted Stock Units ($)	Number of Restricted Shares	Cash Consideration to be Received for Restricted Shares ($)
Richard A. Meier, President and Chief Operating Officer	70,745	1,556,390	31,600	695,200	5,000	110,000
Alan Waterhouse, Corporate Vice President, Global Operations	—	—	7,500	165,000	—	—
Aimee S. Weisner, Executive Vice President, Administration and Secretary	5,572	122,584	11,100	244,200	2,750	60,500
Director and Officer Total	292,322	$6,431,084	291,616	$6,415,552	25,950	$570,900

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Employment and Retention Agreement.    As a condition to Parent's willingness to proceed with the transactions contemplated by the Merger Agreement and to ensure continuity in the operation of the Company's business following the Effective Time, Parent required that Mr. James V. Mazzo, the Company's Chairman and Chief Executive Officer, enter into a new employment and retention agreement (the "Mazzo Agreement") with Parent and the Company. The terms of the Mazzo Agreement are contingent upon and become effective at the Effective Time.

        Under the terms and conditions of the Mazzo Agreement, Mr. Mazzo will serve as Senior Vice President, President, AMO, and his initial base salary will be $775,000 (his current salary at the Company) and future salary increases will be based on merit according to overall performance and in line with Parent's performance and merit criteria in accordance with other similarly situated officers of Parent. In lieu of the payments due to Mr. Mazzo under the change in control provisions of his existing employment agreement with the Company, Mr. Mazzo will be entitled to receive: (i) a lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under his existing employment agreement with the Company, at the Effective Time; and (ii) an additional lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under Mr. Mazzo's existing employment agreement with the Company, if: (a) Mr. Mazzo remains an employee of Parent or the Company as of the six month anniversary of the Effective Time; (b) Mr. Mazzo's employment is terminated by Parent or the Company prior to the six month anniversary of the Effective Time for any reason, other than as a result of a discharge for cause (as defined in his existing employment agreement with the Company); or (c) Mr. Mazzo's employment is terminated by him prior to the six month anniversary of the Effective Time in a voluntary resignation for good reason (as defined in his existing employment agreement with the Company, except that a substantial diminution or adverse modification in his reporting relationship will not constitute good reason). Under the terms of Mr. Mazzo's existing employment agreement, he would have been entitled to terminate his employment for good reason and to receive the foregoing benefits immediately following the Effective Time; however, he has agreed to amend such provisions at Parent's request. In addition, under the terms of the Mazzo Agreement, Mr. Mazzo will be entitled to receive (i) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the first anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company; and (ii) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the eighteen month anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company at that time.

        In addition, Mr. Mazzo will be eligible to participate in Parent's performance incentive plan. Mr. Mazzo's participation target will be 100% of his base salary in accordance with other similarly situated officers of Parent. As soon as practicable following the Effective Time, Mr. Mazzo will be awarded (i) 30,000 shares of restricted stock of Parent, which will vest ratably over three years and (ii) 20,000 shares of restricted stock of Parent, which will vest after eighteen months. These awards will not vest unless and until Mr. Mazzo is employed by the Company on the scheduled vesting date of such awards under the applicable award instrument.

        The foregoing summary is qualified in its entirety by reference to the Mazzo Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

        Employment and Change in Control Arrangements with the Company.    As previously reported, the Company has entered into employment agreements with the following executive officers: Mr. Mazzo, Mr. Richard A. Meier, the Company's President and Chief Operating Officer, Mr. C. Russell Trenary III, the Company's former Executive Vice President, Global Public Policy and Regulatory Affairs, Mr. Douglas H. Post, the Company's former Executive Vice President, Operations and Customer Services, Ms. Jane E. Rady, the Company's former Executive Vice President, Strategy and Corporate Development, and Ms. Aimee S. Weisner, the Company's Executive Vice President, Administration and Secretary. Except as noted below under "—Change in Control Arrangements" and as described above under "—Employment and Retention Agreement," the employment agreements are the only arrangements the Company has with its executive officers to provide benefits upon termination or change in control that are not otherwise part of its employee benefit plans, which apply to all employees on the same terms. Below is a summary of the employment agreement terms with respect to termination of employment for Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner. Unless otherwise noted, the terms below apply to all such employment agreements. Except for the terms of his employment agreement with the Company relating to excise tax gross-ups, the terms of Mr. Mazzo's existing employment agreement (as described below) will, at the Effective Time, be superseded by the terms of the Mazzo Agreement.

  Severance Arrangements.

        Termination by the Company without Cause or by the Executive for Good Reason.    In the event that the executive is terminated by the Company other than for "cause," or if the executive terminates his employment for "good reason," the executive will receive severance pay that includes: (i) a prorated portion of the executive's annual incentive award paid out at target (effective July 1, 2009, if the executive is deemed to be a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the annual incentive award is similarly prorated but is instead based on actual corporate performance for the applicable performance year during which the termination occurred); (ii) a lump sum amount representing the executive's unused accrued vacation time (at his or her base salary rate) through the date of termination; (iii) continued medical and other welfare plan coverage (upon the same terms as are generally applied from time to time for similarly situated executive employees) for the executive and his eligible dependents for twelve months following the date of such a termination; (iv) expenses incurred by the executive prior to the date of such a termination, to the extent that such expenses would otherwise be reimbursable under the agreement; and (v) a severance payment calculated by multiplying the executive's "annual compensation" by two (three in the case of Mr. Mazzo).

        For the purposes of this severance payment calculation, the executive's "annual compensation" is defined as the sum of: (i) the higher of the executive's then-current base salary or his highest annual salary within the five year period ending at the time of his or her termination; plus (ii) a management incentive plan increment, which is equal to the higher of 100% of his or her then-current annual target incentive award or the average of the two highest of the last five annual incentive awards paid by the Company to the executive. Effective July 1, 2009, if the executive is deemed to be a "covered employee" for purposes of the Code, the executive's "annual compensation" is defined as the sum of: (i) the higher of the executive's then-current base salary or highest annual salary within the five year period ending at the time of his or her termination; plus (ii) a management incentive plan increment, which is equal to the average of the two highest of the last five annual incentive awards paid by the Company to the executive.

        The employment agreements define "cause" to include: (i) willful and continued refusal to comply with a lawful, written instruction of the Board, so long as the instruction is consistent with the scope and responsibilities of the executive's position prior to termination; (ii) willful misconduct that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony.

        The employment agreements also define "good reason" to include: (i) a material reduction or material adverse change in the executive's overall compensation; or (ii) a material change in duties, such "material change" defined as any substantial diminution or adverse modification in the executive's overall position, responsibilities, or reporting relationship, or a transfer of job location to a site that is more than fifty miles away from the executive's then-current place of employment. In order to have "good reason," moreover, the executive, within sixty days of the occurrence of the applicable "good reason" event, must provide written notice to the Company in the form of a notice of resignation that, from the executive's viewpoint, specifies the circumstances constituting grounds for such "good reason." In such a case, the Company shall be afforded sixty days to establish, to the reasonable satisfaction of the executive, that the "good reason" circumstances cited in the notice of resignation were not present on the date of such notice of resignation or are no longer present, in which case the executive will not terminate the employment relationship.

        Termination by the Company with Cause or by the Executive for other than Good Reason.    If the executive's employment is terminated by the Company with cause, or if the executive voluntarily resigns without good reason, the executive is entitled only to those elements of pay as are required by law, such as base pay through the date of termination, payment for unused accrued vacation, and reimbursable business expenses.

        Termination as a Result of Death or Disability.    In the event that an executive's employment is terminated as a result of death or disability, the executive will receive severance pay that includes:

  •
  the executive's base salary until, in the case of the executive's death, the earlier of (i) twelve months after the date of the executive's death and (ii) the last day of the term of the employment agreement and, in the case of the executive's disability, the date the executive begins to receive benefits under the long term disability insurance, but in no event following twelve months after the date of termination;

  •
  a prorated portion of the executive's targeted annual cash incentive;

  •
  an amount representing the executive's unused accrued vacation time (at his or her base salary rate) through the date of termination; and

  •
  continued medical and other welfare plan coverage for the executive (in the case of his disability) and the executive's eligible dependents for twelve months.

        Disability is defined as the executive's physical or mental disability or infirmity which, in the opinion of a competent physician selected by the Board, renders the executive unable to perform his duties under the employment agreement for more than 120 days during any 180-day period.

  Change in Control Arrangements.

        Termination in Connection with a Change in Control.    The employment agreements for each of the foregoing executive officers contain change in control provisions. The Company also has separate change in control agreements with the following six executive officers who do not have employment agreements: Ms. Sheree L. Aronson, the Company's Corporate Vice President, Corporate Communications, Investor Relations and Market Research, Dr. Leonard R. Borrmann, the Company's Executive Vice President, Research and Development, Mr. Richard J. DeRisio, the Company's Corporate Vice President, Global Public Policy and Regulatory Affairs, Mr. Robert F. Gallagher, the Company's Senior Vice President, Chief Accounting Officer and Controller, Mr. Michael J. Lambert, the Company's Executive Vice President and Chief Financial Officer, and Mr. Alan Waterhouse, the Company's Corporate Vice President, Global Operations. Except as noted, the change in control arrangements described below apply to each of the foregoing executive officers to the same extent. With respect to Mr. Mazzo, at the Effective Time, the change in control provisions described below would no longer apply and Mr. Mazzo would be entitled to receive the benefits provided under the Mazzo Agreement (see "—Employment and Retention Agreement" above).

        Under the employment agreements with each of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, in the event the executive's employment is terminated by the Company without cause or by the executive for good reason either 120 days prior to or within two years after a change in control event occurs, the employment agreements provide that the executive will receive a severance payment equal to three times "annual compensation" (using the same methods of calculation described above). The agreements also provide that all of the executive's stock options, restricted stock awards, and incentive compensation awards that are outstanding at the time of such a termination will immediately become fully exercisable, payable, or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to the executive's termination of employment. The executive will also be permitted to (i) continue to participate (in the same way and at the same level) for three years following his termination in all of the Company's employee benefit plans that were available to the executive before termination, including, but not limited to, group medical insurance, group dental insurance, group-term life insurance, disability insurance, automobile allowance, gasoline allowance, and a full allowance for club dues and tax and financial planning; and (ii) receive outplacement benefits of a type and duration generally provided to similarly situated executives.

        In the cases of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann and Ms. Aronson, if, subsequent to a change in control, the executive is terminated under a "qualifying termination" within two years after the date of such a change in control (or if the executive is terminated prior to and in anticipation of a change in control at the request of a third party), the change in control arrangements provide that the executive will receive a severance payment equal to two times "annual compensation." For purposes of the change in control arrangements, "annual compensation" is generally defined in the same manner as set forth above under the employment agreements for the other executive officers. The change in control arrangements also provide that all of the executive's stock options, restricted stock awards, and incentive compensation awards that are outstanding at the time of such termination will immediately become fully exercisable, payable, or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to the executive's termination of employment. The executive will also be permitted to continue to participate (in the same way and at the same level) for two years following his or her termination in all of the Company's employee outplacement services programs and benefit plans that were available to the executive before the qualifying termination, including, but not limited to, group medical insurance, group dental insurance, group-term life insurance, disability insurance, automobile allowance, gasoline allowance, and other applicable perquisites. Messrs. DeRisio and Waterhouse must execute and not revoke a severance and general release agreement with the Company (or its successor) before receiving any of the above benefits upon a "qualifying termination" after a change in control.

        In the cases of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann and Ms. Aronson, a "qualifying termination" generally includes any termination other than (i) a termination for "cause," (ii) a "voluntary termination," or (iii) a termination as a result of death or disability. The change in control arrangements generally define "cause" to include: (i) willful and continued refusal to comply with a lawful, written instruction of the Board, so long as the instruction is consistent with the scope and responsibilities of the executive's position prior to the change in control; (ii) dishonesty by the executive that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony. A "voluntary termination" does not occur if, following a change in control, the executive's overall compensation (in the cases of Messrs. DeRisio and Waterhouse, base compensation or target bonus compensation) is reduced or adversely modified in any material respect or the executive's duties are materially changed and, subsequent to such reduction, modification, or change, the executive elects to terminate his or her employment with the Company. A "material change" in the executive's duties includes any substantial diminution or adverse modification in the executive's overall position, responsibilities, or reporting relationship, or, without the executive's written consent, a transfer of job location to a site that is more than fifty miles away from the executive's place of employment prior to the change in control. In the cases of Messrs. DeRisio and Waterhouse, in order to constitute a "qualifying termination," the executive must provide notice to the Company of the applicable condition described above within ninety days of the initial existence of the condition, the Company must have failed to remedy the condition within thirty days of such notice, and the executive must make his resignation effective no later than thirty days after the end of the above thirty-day remedy period.

        A "change in control" is defined in all of the above change in control arrangements and, in general, includes any event in which: (i) any person becomes the beneficial owner of twenty percent of the voting power of the outstanding stock of the Company without the approval of the Board (or thirty-three percent of such outstanding stock with approval of the Board); (ii) there is a change in the majority of the Board, if not approved by the incumbent Board members; (iii) there is the consummation of a merger, consolidation, or reorganization involving the Company, other than a transaction that satisfies both of the following conditions: (x) the voting stock of the Company represents at least fifty-five percent of the combined voting power of the surviving entity; and (y) no person is or becomes the beneficial owner of more than twenty percent of the combined voting power of the outstanding stock of the Company; or (iv) the stockholders approve a plan of complete liquidation or agree to sell or dispose of all or substantially all of the Company's assets.

        Excise Tax Gross-Up Payments Upon Termination in Connection with a Change in Control.    In the event that any payment or benefit an executive receives pursuant to a change in control arrangement is deemed to constitute an "excess parachute payment" under Section 280G of the Code, the executive is entitled to an excise tax gross-up payment to the full extent of his or her corresponding excise tax liability. In the cases of Messrs. DeRisio and Waterhouse, however, the executive is entitled to receive a "greatest amount" excise tax cut-back, under which the executive will receive, on an after-tax basis, the greater of (i) the full amount of the payment or benefits provided to the executive, after deducting all applicable taxes, or (ii) a reduced amount of payments and benefits, such that no amount of the payment or benefits shall be deemed to constitute an "excess parachute payment" under Section 280G of the Code.

        Restrictive Covenants and Other Provisions.    The executives have agreed not to disclose confidential information of the Company to any other person or entity (for a period of five years following termination in the case of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner) or to solicit any employees of the Company (for a period of two years following termination in the case of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, and for a period of one year following termination in the case of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann and Ms. Aronson) following a termination of employment.

        For Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, a breach of these covenants entitles the Company to an injunction against the executives and may cause the executives to forfeit any benefits under their respective employment agreements, and the Company's obligation to provide any payments under the employment agreements is expressly conditioned on the executive's execution of a general release of claims against the Company.

        Mr. Lambert.    Mr. Lambert joined the Company in October 2007 as Executive Vice President and Chief Financial Officer. Mr. Lambert's offer letter (the "Lambert Offer Letter") includes a severance agreement that provides that, if Mr. Lambert is terminated for anything other than "cause," he will receive a severance payment equal to twelve months of base pay, a prorated management bonus (determined as if all corporate targets were achieved and prorated for completed months of employment in the plan year, divided by twelve) (effective July 1, 2009, if Mr. Lambert is deemed to be a "covered employee" for purposes of Section 162(m) of the Code, the annual incentive award is similarly prorated but is instead based on actual corporate performance for the applicable performance year during which the termination occurred), and twelve months of health care benefit continuation. For this purpose, "cause" is defined as: (i) willful refusal to comply with a lawful, written instruction by the Company's Chief Executive Officer or the Board, so long as the instruction is consistent with the scope and responsibilities of his position prior to termination; (ii) dishonesty that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony involving an act of moral turpitude.

        Severance and General Release Agreements with Messrs. Post and Trenary and Ms. Rady.    On November 14, 2008, the Company notified Messrs. Post and Trenary and Ms. Rady that their employment would be terminated in connection with the workforce reduction approved by the Board on November 14, 2008. In connection with these terminations, these officers' respective employments terminated on December 31, 2008. Under the Severance and General Release Agreements between the Company and each of Messrs. Post and Trenary and Ms. Rady (collectively, the "Severance and General Release Agreements"), severance will be paid as if the officers were terminated without cause in accordance with the terms of their employment agreements.

        Under the terms of the Severance and General Release Agreements, however, the change in control terms under each executive's employment agreement regarding the effect of a change in control remain in effect for 120 days following the effective date of their respective terminations. Because a change in control may occur within the 120 day period after December 31, 2008, each of Messrs. Post and Trenary and Ms. Rady may be entitled to change in control benefits in addition to the severance benefits provided under the terms of their Severance and General Release Agreements.

        Consultant Agreements with Mr. Post and Ms. Rady.    On January 1, 2009, the Company entered into a one year consultant agreement with Mr. Post (the "Post Agreement"). Pursuant to the Post Agreement, Mr. Post will consult from time to time with members of the Company's management with respect to customers, products and programs, assist with transition to distributors in certain locations, provide input on equipment development, product priority and competitor issues, and provide input on manufacturing management. In exchange for these consulting services, the Company will pay Mr. Post at the rate of $31,250 per quarter, with the total amount of compensation not to exceed $125,000 unless otherwise agreed in writing.

        On January 1, 2009, the Company entered into a six month consultant agreement with Ms. Rady (which will end on June 30, 2009, unless otherwise extended by the parties) (the "Rady Agreement"). Pursuant to the Rady Agreement, Ms. Rady will, as deemed appropriate by Mr. Mazzo, consult from time to time with members of the Company's management with respect to support for business development transactions (focusing on integration), support in preparation of the 2010 strategic plan, work in conjunction with the May senior leadership team meeting, implementation of operating management reviews, tracking and metric development and evolution, and meeting the 2009 operating plan and imperatives. In exchange for these consulting services, the Company will pay Ms. Rady at the rate of $1,500 for each day that she provides consulting services to the Company under the Rady Agreement.

        The foregoing summary is qualified in its entirety by reference to the employment agreements, change in control agreements, the Lambert Offer Letter, the Severance and General Release Agreements, the Post Agreement and the Rady Agreement, which are filed as Exhibits (e)(16) through (e)(30) hereto and are incorporated herein by reference.

        The following table includes the estimated amounts that would be payable to the Company's executive officers under their employment agreements (or the Lambert Offer Letter, in the case of Mr. Lambert) and change in control arrangements in various termination circumstances. The table includes the total estimated amounts payable, and, in certain instances, includes amounts that would be payable under the Company's standard plans applicable to all salaried employees. For instance, the Company's 2002 Bonus Plan provides for prorated incentive payments for all participants in the event of a change in control during the year. Similarly, the Company's equity compensation plans require full vesting of all stock incentive awards in the event of a change in control. Unless otherwise noted, all cash payments are made in a lump sum and would be paid by the Company or the Company's successor. The tables assume (i) the triggering event occurs on or about February 28, 2009, (ii) a stock price of $22.00 and (iii) that all officers exercise vested stock options by February 28, 2009. Further, the tables assume, with respect to the analysis of payments to Mr. Mazzo in the event of "Termination by the Company Without Cause or by Officer for Good Reason (Change in Control)," that the Mazzo Agreement is in full force and effect.

EXECUTIVE BENEFITS AND PAYMENTS UPON TERMINATION

  Current Executives

Name	Termination by the Company Without Cause or by the Officer for Good Reason ($)		Termination Resulting from Death ($)		Termination Resulting from Disability ($)		Termination by the Company Without Cause or by Officer for Good Reason (Change in Control) ($)
Mr. Mazzo	4,810,978	(1)	1,557,112	(2)	1,566,811	(1)	6,629,951	(3)
Mr. Meier	2,241,811	(1)	917,112	(2)	926,811	(1)	5,535,119	(4)
Mr. Lambert	462,555	(5)	—	(6)	—	(6)	2,229,201	(7)
Ms. Aronson	—	(6)	—	(6)	—	(6)	1,050,700	(8)
Dr. Borrmann	—	(6)	—	(6)	—	(6)	2,033,232	(9)
Mr. Gallagher	—	(6)	—	(6)	—	(6)	1,046,720	(10)
Ms. Weisner	1,107,161	(6)	352,187	(2)	360,438	(1)	1,899,088	(11)
Mr. DeRisio	—	(6)	—	(6)	—	(6)	942,531	(12)
Mr. Waterhouse	—	(6)	—	(6)	—	(6)	1,003,000	(13)

(1)
Includes $16,811, which represents the Company's expense in providing medical and welfare plan coverage.

(2)
Includes $7,112, which represents the Company's expense in providing medical and welfare plan coverage.

(3)
Includes $1,856,800 in vested equity, $123,151 in pro rata 2009 cash management incentive according to the terms of AMO's 2002 Bonus Plan, and $4,650,000 in non-equity retention payment. Not included in this calculation are benefits, if any, that Mr. Mazzo may receive pursuant to the Mazzo Agreement but which will not be payable unless Mr. Mazzo remains an employee of Parent or the Company. Under the Mazzo Agreement, Mr. Mazzo will be entitled to receive (i) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the first anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company, and (ii) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the eighteen month anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company at that time. Also pursuant to the Mazzo Agreement, Mr. Mazzo will be awarded (i) 30,000 shares of restricted stock of Parent, which will vest ratably over three years, and (ii) 20,000 shares of restricted stock of Parent, which will vest after eighteen months, except that these awards will not vest unless and until Mr. Mazzo is employed by the Company on the scheduled vesting date of such awards under the applicable award instrument.

(4)
Includes $805,200 in vested equity, $50,434 in health and welfare, $33,000 in transportation allowance, $37,620 in club dues, $19,200 in financial planning, $45,000 in outplacement services, and $1,752,692 as an excise tax gross-up.

(5)
Includes $15,774 in health and welfare, and $15,000 in outplacement services.

(6)
Executive receives only benefits applicable to all employees.

(7)
Includes $295,900 in vested equity, $31,547 in health and welfare, $22,000 in transportation allowance, $12,800 in financial planning, $30,000 in outplacement services, and $605,173 as an excise tax gross-up.

(8)
Includes $140,360 in vested equity, $18,269 in health and welfare, $22,000 in transportation allowance, $9,600 in financial planning, $30,000 in outplacement services, and $278,091 as an excise tax gross-up.

(9)
Includes $415,470 in vested equity, $33,623 in health and welfare, $22,000 in transportation allowance, $12,800 in financial planning, $30,000 in outplacement services, and $581,335 as an excise tax gross-up.

(10)
Includes $227,700 in vested equity, $33,623 in health and welfare, $22,000 in transportation allowance, $9,600 in financial planning, and $30,000 in outplacement services.

(11)
Includes $304,700 in vested equity, $50,434 in health and welfare, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial planning, and $45,000 in outplacement services.

(12)
Includes $220,000 in vested equity, $25,317 in health and welfare, $22,000 in transportation allowance, $12,800 in financial planning, and $30,000 in outplacement services.

(13)
Includes $165,000 in vested equity, $14,356 in health and welfare, $22,000 in transportation allowance, $12,800 in financial planning, and $30,000 in outplacement services.

  Former Executives

        Messrs. Trenary and Post and Ms. Rady received severance in accordance with the Severance and General Release Agreements. The amounts below include additional severance and benefits should a change in control occur within 120 days of December 31, 2008.

Name	Payments in the Event of a Change in Control ($)
Mr. Trenary	935,324	(1)
Mr. Post	1,041,100	(2)
Ms. Rady	808,584	(3)

    (1)
    Includes $184,052 in vested equity, $33,622 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, and $30,000 in outplacement services.

    (2)
    Includes $289,828 in vested equity, $33,622 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, and $30,000 in outplacement services.

    (3)
    Includes $175,406 in vested equity, $27,048 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, and $30,000 in outplacement services.

        Board of Director Fees.    As previously reported, in May 2006, the Board determined that it would not establish fixed compensation for its presiding director but would, instead, determine the amount of compensation warranted periodically. At its May 29, 2008 meeting, the Board approved $20,000 in compensation to Mr. Rollans for his service as presiding director over the prior 12 months, after considering the time required to be devoted to the duties of the position. Additionally, as previously reported, on December 19, 2008, the Board approved the payment of $50,000 in compensation to Mr. Rollans.

        Effect on Employee Benefits.    With respect to employee benefit matters, the Merger Agreement provides that, until December 31, 2009, the Surviving Corporation will provide employees of the Company or any of its subsidiaries who are located in the United States with employee benefits that are substantially comparable in the aggregate to those benefits that were provided to such employees under the Company's employee benefit plans immediately prior to the Effective Time (excluding any equity compensation arrangements made available to such employees prior to the Effective Time); provided, however, that neither Parent nor the Surviving Corporation (nor any of their respective affiliates) will be under any obligation to retain any employee or group of employees of the Company or any of its subsidiaries other than as required by applicable law. With respect to any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by Parent or any of its subsidiaries (excluding any retiree healthcare plans or programs and any equity compensation arrangement) in which any director, officer or employee of the Company or any of its subsidiaries ("US Employees") will participate effective as of the Effective Time, Parent will, or Parent will cause the Surviving Corporation to, recognize all service of US Employees with the Company or any of its subsidiaries prior to the Effective Time for vesting or eligibility purposes (but not for purposes of early retirement subsidies under any defined benefit pension plan or benefit accrual purposes, except for vacation, if applicable) in any employee benefit plan maintained by Parent or any of its subsidiaries in which such US Employees may be eligible to participate after the Effective Time; provided, that such service will not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Company employee benefit plan.

        Prior to Purchaser's acceptance of the Shares, the Company has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by the Company or its subsidiaries on or after the date of the Merger Agreement, with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, which requires, among other things, the approval of such agreements, arrangements or understandings by a committee of independent directors of the Company.

        The Merger Agreement provides that Parent may terminate the Company's 401(k) plan, provided that such termination does not preclude the immediate participation of Company employees in any successor plan.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    Pursuant to the Merger Agreement, Parent has agreed, for six years after the Effective Time, to provide indemnification and exculpation for (i) each person who is or has been, as of the date of the Merger Agreement, or who becomes, prior to the Effective Time, an officer or director of the Company or any of its subsidiaries and (ii) individuals that are party to certain indemnification agreements set forth in the Merger Agreement (collectively, the "Indemnified Parties") that is at least as favorable to such person as the exculpation and indemnification provided to the Indemnified Parties by the Company and its subsidiaries immediately prior to the date of the Merger Agreement under the Company's amended and restated certificate of incorporation, the Company's amended and restated bylaws, the governance documents of the Company's subsidiaries and the indemnification agreements set forth in the Merger Agreement, as applicable. Parent's and the Surviving Corporation's indemnification obligations will not be terminated or modified in a way that adversely affects any Indemnified Party without the written consent of such Indemnified Party.

        Pursuant to the Merger Agreement, Parent also has agreed that it (a) will cause to be maintained in effect, for a period of six years after the Effective Time, the current policy of the Company's directors' and officers' and fiduciary liability insurance covering each person who was covered under such policy maintained by the Company as of the date of the Merger Agreement with respect to acts or omissions occurring at or prior to the Effective Time or (b) obtain, in consultation with the Company, a prepaid directors' and officers' liability insurance policy covering acts or omissions at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are currently covered by the current policy of the Company's directors' and officers' and fiduciary liability insurance on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the current policy of the Company's directors' and officers' and fiduciary liability insurance; provided, that (i) Parent's obligation will not extend or otherwise increase the obligations of the Company to provide coverage for acts or omissions of directors or officers of any person or entity acquired by the Company prior to the date of the Merger Agreement beyond the terms provided for in the agreements with respect to such transactions, (ii) Parent may substitute one or more policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the persons currently covered by the Company's policy, (iii) Parent will not be required to pay any annual premium for such insurance coverage or any substitutes with respect thereto in excess of 250% of the annual premium in effect on the date of the Merger Agreement, and (iv) if the premium for such coverage or any substitutes therefore exceeds such amount, Parent will purchase a substitute policy with the greatest coverage available for such 250% amount.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Parent and Purchaser.

        In connection with the transactions contemplated by the Merger, the Company, Parent and Purchaser entered into the Merger Agreement and the Company and Parent entered into a Nondisclosure Agreement, dated as of October 24, 2008 (the "Nondisclosure Agreement"), and a Personal Data Transfer Agreement, dated as of December 29, 2008 (the "Personal Data Transfer Agreement").

        The Merger Agreement.    The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Nondisclosure Agreement.    As a condition to being furnished Evaluation Material (as defined in the Nondisclosure Agreement), Parent and the Company agreed, among other things, that each will keep such Evaluation Material confidential and will use it solely for the purpose of evaluating a possible transaction involving the parties. Under the Nondisclosure Agreement, "Evaluation Material" does not include information that (i) is or becomes generally available to the public other than as a result of disclosure by the receiving party or its representatives, (ii) is or becomes known or available to the receiving party on a non-confidential basis by a third party who, insofar as is known to the receiving party, is not prohibited from transmitting such information by any obligation of confidentiality, or (iii) is otherwise lawfully and independently developed by the receiving party.

        Each of the Company and Parent agreed that, without the prior written consent of the other party, neither it, nor any of its respective representatives, will solicit to employ or employ any of the current officers or key employees of the other through and until October 24, 2010. The foregoing prohibition does not apply to general advertising or untargeted solicitations for employment.

        The foregoing summary is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

        Personal Data Transfer Agreement.    In connection with the provision by the Company to Parent of certain human resources, clinical and commercial data, the Company and Parent entered into the Personal Data Transfer Agreement with respect to the transfer of personal data. The Company agreed that it will ensure that none of the personal data disclosed to Parent contains certain personal information considered to be sensitive under applicable law. Parent agreed, among other things, to process and use, and ensure that its affiliates process and use, all personal data received from the Company only for the purpose of evaluating a possible transaction between Parent and the Company. The obligations under the Personal Data Transfer Agreement will cease to apply upon consummation by the Company and Parent of a transaction.

        The foregoing summary is qualified in its entirety by reference to the Personal Data Transfer Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        Tender and Support Agreements.    Concurrently with the execution of the Merger Agreement, Mr. Mazzo, G. Mason Morfit, one of the Company's directors, and two entities that are affiliated with Mr. Morfit (ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.) (each, a "Principal Stockholder") entered into separate Tender and Support Agreements (collectively, the "Tender and Support Agreements") with Parent and Purchaser.

        The Tender and Support Agreements provide, among other things, that each Principal Stockholder will, during the Term (as defined below), validly tender all of such Principal Stockholder's shares of Company Common Stock no later than five business days prior to the expiration date of the Offer and, prior to the end of the Term, will not withdraw from the Offer any of such Principal Stockholder's shares of Company Common Stock.

        The Tender and Support Agreements further provide that at any meeting of the stockholders of the Company held during the Term, however called, or if action by written consent of the stockholders of the Company is sought during the Term, each Principal Stockholder will, or will cause the holder of record on any applicable record date to: (a) vote (or execute a consent with respect to) the shares of Company Common Stock in favor of the Merger; (b) vote (or execute a consent with respect to) the shares of Company Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote (or execute a consent with respect to) the shares of Company Common Stock against any action or agreement (other than the Merger Agreement or the transactions contemplated by the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

        In addition, each Principal Stockholder irrevocably granted to, and appointed, Parent and any individual designated in writing by Parent, and each of them individually, as such Principal Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Principal Stockholder, solely to vote the shares of Company Common Stock, or grant a consent or approval in respect of the shares of Company Common Stock in a manner consistent with the terms of this paragraph and the preceding paragraph. The irrevocable proxy is coupled with an interest and may under no circumstances be revoked and was executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. The irrevocable proxy granted thereunder will automatically terminate upon the earlier of (a) the end of the Term or (b) termination of the applicable Tender and Support Agreement in accordance with its terms.

        During the Term, no Principal Stockholders will, directly or indirectly, sell or otherwise transfer, or dispose of or grant any interest in any of the shares of Company Common Stock or any direct or indirect economic or other interest in those shares or securities convertible into shares of Company Common Stock or any voting rights with respect to any of those shares, or agree to do any of the foregoing (a "Transfer"), other than transfers thereof (a) pursuant to the Offer or the Merger; (b) with Parent's prior written consent; (c) between and among accounts that are solely controlled by such Principal Stockholder, if at all times such accounts hold shares of Company Common Stock, and which do not place prohibitions or restrictions on the ability of such Principal Stockholder to perform any of its agreements or obligations under the Tender and Support Agreements; (d) to any affiliate of the Principal Stockholder who executes a similar Tender and Support Agreement; or (e) with respect to ValueAct, between ValueAct Capital Master Fund, L.P. and Value Act Capital Master Fund III, L.P. The term "Transfer" also includes any pledge, hypothecation, encumbrance, assignment or constructive sale or other disposition of such security or the record or beneficial ownership thereof, the offer to make a sale, transfer, constructive sale or other disposition, and each agreement, arrangement or understanding whether or not in writing, to effect any of the foregoing. As used in the Tender and Support Agreements, the term "constructive sale" means a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing. Each of the Principal Stockholders will use commercially reasonable efforts to take or cause to be taken, all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated by the Tender and Support Agreements.

        Each Principal Stockholder agreed that it will not, and will not permit any of its subsidiaries or, subject to actions taken in his or her capacity as an officer or member of the Board or, subject to the limitations of the Merger Agreement, actions taken with respect to an Acquisition Proposal (as defined in the Merger Agreement) as an officer or member of the Board, any of its directors, officers, employees and representatives, directly or indirectly, to: (i) initiate, solicit or knowingly take any action to facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or engage in any discussions or negotiations with respect thereto, or (ii) enter into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause the Company to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated by the Merger Agreement. Each Principal Stockholder agreed to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person or entity conducted prior to the execution of the Tender and Support Agreement with respect to any Acquisition Proposal. In addition, each Principal Stockholder will promptly (but no later than 24 hours following such receipt) advise Parent of the receipt, directly or indirectly, of any inquiries or proposals or participation in discussions or negotiations, relating to a proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal in the same manner as is required of the Company under the Merger Agreement under similar circumstances.

        The Tender and Support Agreements apply to the Principal Stockholders solely in their capacity as stockholders of the Company.

        The term of each Tender and Support Agreement (the "Term") commences on January 11, 2009 and terminates on the earliest of (a) the mutual written consent of the parties to the Tender and Support Agreement, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, and (d) the amendment of the Offer or the Merger Agreement to provide for a reduction in the Offer Price or a change in the form of consideration to be paid in the Offer.

        The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference.

        Employment and Retention Agreement.    The discussion of the Mazzo Agreement in Item 3(a) above is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

        The Board, during a meeting held on January 11, 2009, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein.

        Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the approval of the Merger and adoption of the Merger Agreement.

(b) Background and Reasons for the Company Board of Directors' Recommendation.

  Background of the Offer and Merger.

        The Company has periodically reviewed and assessed trends and conditions impacting its business and the ophthalmic industry generally including business trends and market conditions and, from time to time, the Board has reviewed potential strategic options available to the Company, as well as the Company's capital structure needs, including existing or required levels of equity and debt, or both.

        The Company has access to a senior credit facility, comprising a $300 million revolving line of credit maturing in April 2013 (the "Revolver") and a $450 million term loan maturing in April 2014. The senior credit facility requires that the Company maintain certain financial covenants in order to have continued access to the financing available thereunder. These covenants include, among other provisions, specific leverage and interest coverage ratios. On July 30, 2008, in anticipation of the effects to the LASIK business of the slowing global economy, the Company amended its senior credit facility. The amendment to the senior credit facility increased the maximum consolidated total leverage ratio allowed for certain quarterly periods.

        During the fall of 2008, the global financial markets experienced significant volatility and an overall substantial decline in value. During this period, the Company's stock price declined from a closing price of $23.31 per share at the close of market on September 2, 2008 to trading at a 52-week low of $2.88 per share on October 28, 2008. Further, the deteriorating economic conditions continued to impact the Company's U.S. and European refractive procedure and system sales. On October 9, 2008, the Company lowered its fiscal year ending December 31, 2008 revenue guidance to a range of $1.17 billion to $1.20 billion and its fiscal year ending December 31, 2008 adjusted earnings-per-share ("EPS") guidance to a range of $0.70 to $0.80. The Company had previously forecasted a fiscal year ending December 31, 2008 revenue range of $1.22 billion to $1.24 billion and a fiscal year ending December 31, 2008 adjusted EPS range of $1.00 to $1.15.

        Parent continually seeks to identify and evaluate strategic opportunities, including potential acquisition candidates. As part of this activity, Parent had identified the ophthalmology sector as a potential area of interest in which to expand its diversified medical device business. During the week of September 29, 2008, Parent noted the declines in the Company's stock price and decided to acquire shares of Company Common Stock in open market purchases. Parent did not know if the Company would have any interest in a potential acquisition at the time of such purchases, but believed that the purchase of such Shares would be a favorable investment. From October 2 to October 10, 2008, Parent purchased an aggregate of 2,450,300 Shares at prices ranging from $7.26 per Share to $16.59 per Share.

        In October 2008, in light of increasing credit market concerns and the impact of the developing global recession on the Company, the Company formed a working group of directors, comprising Messrs. James O. Rollans and G. Mason Morfit, to work with the Company's executive leadership team and financial advisors to develop and implement a capital raising and debt reduction program, that together with the Company's previously announced restructuring plan, would address additional future pressure on the financial covenants under the senior credit facility and any anticipated redemption exercises of the Company's 2.5% convertible senior subordinated notes due 2024 (the "2.5% Convertible Notes") in January 2010. In addition, in October 2008, the Company sought the assistance of (i) Goldman, Sachs & Co. ("Goldman Sachs"), as financial advisor, to assist in exploring the strategic options available to the Company, including a possible sale of the Company and potential capital raising and corporate restructuring transactions, and (ii) UBS Securities LLC ("UBS"), as financial advisor, to assist in exploring potential capital raising and corporate restructuring transactions available to the Company.

        On October 14, 2008, the Board met telephonically, together with certain members of the Company's executive leadership team, to discuss a debt reduction and repurchase program. At this meeting, the Board authorized the borrowing of up to $125 million under the Revolver to repurchase the Company's outstanding convertible senior subordinated notes, which were then trading at a substantial discount to their face value. During the course of October 2008 and November 2008, the Company commenced a debt reduction program and repurchased approximately $170.0 million aggregate principal amount of its 3.25% convertible senior subordinated notes due 2026 for approximately $71.3 million and approximately $57.0 million aggregate principal amount of its 2.5% Convertible Notes for approximately $45.3 million resulting in a net reduction of total indebtedness of $110.4 million. These repurchases were consummated pursuant to privately negotiated transactions with holders of the convertible notes that had previously contacted the Company. The Company funded these repurchases by drawing approximately $118.3 million on its Revolver.

        During the week of October 13, 2008, at the request of the Company and with the concurrence of the working group of directors, Goldman Sachs contacted selected parties identified by certain members of the Company's executive leadership team and Goldman Sachs as the entities with the highest likelihood of interest in a potential acquisition of, or strategic transaction with, the Company. During this period, representatives of Goldman Sachs contacted Mr. Miles D. White, Chairman and Chief Executive Officer of Parent, to discuss the possibility of an acquisition or strategic transaction involving the Company and Parent and to gauge Parent's interest in discussions concerning the possible sale of the Company to Parent. Mr. White expressed an interest on behalf of Parent in learning more about the Company, the ophthalmic industry and further discussing any potential acquisition of, or strategic transaction with, the Company. Mr. White informed the representatives of Goldman Sachs that he would contact Mr. James V. Mazzo, the Chairman and Chief Executive Officer of the Company, directly to arrange a meeting.

        During the week of October 20, 2008, only one other party of those previously contacted by Goldman Sachs expressed interest in proceeding with further discussions regarding a potential acquisition or similar merger transaction with the Company (the "Other Party"). Also during this period, the Company, with the assistance of Goldman Sachs and UBS, contacted several financial institutions, including hedge funds, private equity sponsors and similar financial institutions, to explore possible capital raising and corporate restructuring transactions.

        On October 22, 2008, Mr. Mazzo and Mr. White met in person for dinner to discuss the possibility of an acquisition or similar merger transaction involving the Company and Parent. Mr. Mazzo provided

Mr. White with publicly available information about the Company's general business prospects and financial outlook and indicated that the Company would only be interested in a transaction if it were at a substantial premium to the Company's then current trading prices ($6.09 as of October 22, 2008) and fully reflected the value of the Company's businesses. Mr. White confirmed Parent's interest in further discussing an acquisition or similar merger transaction with the Company and expressed a desire to arrange a subsequent meeting with additional representatives of the Company and Parent.

        On October 23, 2008, the working group of directors and certain members of the Company's executive leadership team met with representatives of Goldman Sachs to discuss the strategic options available to the Company, including (i) the status of discussions regarding a sale of the Company and its subsidiaries, (ii) the status of the debt reduction and repurchase program, and (iii) the analysis and status of any potential private investment by a hedge fund, private equity sponsors or similar financial institutions in the Company (a "PIPE transaction").

        On October 24, 2008, the Company and Parent executed the Nondisclosure Agreement to facilitate the Company providing Parent with access to non-public information concerning the Company.

        On October 26, 2008, Messrs. Mazzo and Rollans and Mr. Richard A. Meier, President and Chief Operating Officer of the Company, met with Mr. White, Mr. John M. Capek, Executive Vice President, Medical Devices of Parent, and Mr. Sean E. Murphy, Vice President, Global Licensing and New Business Development of Parent, to discuss (i) the Company's business, historical financial results, business prospects and strategy, (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape, (iii) Parent's interest in and commitment to the ophthalmology sector, (iv) Parent's level of interest in an acquisition or similar strategic transaction involving the Company and Parent, and (v) the Company's valuation expectations of a proposed acquisition transaction in light of the Company's other capital raising and corporate restructuring alternatives.

        On November 3, 2008, the working group of directors and certain members of the Company's executive leadership team met with representatives of UBS to discuss certain financial and market factors affecting the Company, including depressed trading values of the Company's equity and debt securities, which was believed to be, among other things, a reflection of the market's concern about the Company's ability to meet the financial covenants in its senior credit facility and to fund the likely January 2010 redemption exercises on its outstanding 2.5% Convertible Notes. The Company's executive leadership team and representatives of UBS also discussed possible strategic alternatives available to the Company with respect to restructuring its capital structure and balance sheet, including through an equity or convertible exchange offer for the Company's outstanding convertible notes or an "at-the-market" equity shelf program, and with respect to a possible sale of the Company.

        On November 5, 2008, the Board met, together with certain members of the Company's executive leadership team and representatives of the Company's legal and financial advisors, to discuss strategic options that might be available to the Company. Representatives of Goldman Sachs gave a presentation to the Board (i) describing the Company's current situation and potential near-term challenges facing the Company and (ii) reviewing and analyzing potential alternatives available to the Company, including negotiating a satisfactory package providing future covenant relief on the senior credit facility, private or public equity capital raising, senior and convertible debt refinancing, an "at-the-market" equity shelf program, a sale of the Company and its subsidiaries or an asset divestiture. Also at this meeting, representatives of UBS discussed with the Board certain strategic alternatives that were discussed with the Company's executive leadership team on November 3, 2008 with respect to restructuring the Company's capital structure and balance sheet, including through an equity or convertible exchange offer for the Company's outstanding convertible notes or an "at-the-market" equity shelf program. Also at this meeting, Mr. Mazzo advised the Board of the various discussions and meetings held with Parent, the Other Party and other parties contacted by Goldman Sachs during the course of the previous three weeks. During this meeting, representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") provided a review of the Board's fiduciary duties. After discussion, the Board determined, given the preliminary nature of the discussions to date with Parent and the Other Party, that a continued review of the prospects of the Company on a stand-alone basis was important to enable the Board to formulate a view regarding any future transaction with Parent or the Other Party as well as further exploration of equity capital raising and corporate restructuring alternatives. The Board established an ad hoc committee consisting of Mr. Rollans, Ms. Elizabeth H. Dávila, Dr. William J. Link and Mr. Michael A. Mussallem to continue to evaluate and make a recommendation to the Board with respect to potential alternatives available to the Company. The Board also authorized the Company to undertake an equity capital raising either through an "at-the-market" equity shelf program or a PIPE transaction under a shelf registration statement.

        From November 5, 2008 through late December 2008, the Company explored several potential capital raising transactions, including a PIPE transaction with certain hedge funds, public money managers and private equity sponsors, and an "at-the-market" equity shelf program. During this period, the U.S. and international capital markets experienced extreme volatility, which diminished the Company's ability to (i) raise sufficient capital to address the Company's capital needs through a PIPE transaction without significant stockholder dilution and (ii) raise sufficient capital in a timely manner through an "at-the-market" equity shelf program.

        On November 10, 2008, Messrs. Mazzo and Rollans met in person with a representative of the Other Party to discuss the possibility of an acquisition or strategic transaction involving the Company. Messrs. Mazzo and Rollans provided the representative of the Other Party with publicly available information about the Company's general business prospects and historical financial results and indicated that the Company would only be interested in a transaction if it were at a substantial premium to then current trading prices and fully reflected the value of the Company's businesses.

        Also on November 10, 2008, Mr. White telephoned Mr. Mazzo to arrange another meeting to discuss the possible acquisition of the Company by Parent or similar strategic transaction.

        On November 14, 2008, Messrs. Mazzo, Rollans and Meier of the Company, met with Mr. Capek, Mr. Murphy, Mr. Mark Weishaar, Divisional Vice President, New Business Development of Parent, and Ms. Lori Reed, Controller, Strategic Programs, New Business Development of Parent, to discuss in greater detail (i) the Company, its business segments, historical financial results, business strategy and prospects and market share data, and (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape.

        On November 17, 2008, Mr. Mazzo and a representative of the Other Party discussed the Other Party's continued interest in further discussing an acquisition or strategic transaction with the Company and expressed a desire to arrange a subsequent meeting. In connection with and to further aid in these discussions, the Company and Other Party executed a nondisclosure agreement to facilitate the Company providing Other Party with access to non-public information concerning the Company.

        On November 26, 2008, Mr. Murphy contacted Mr. Mazzo and informed him that Parent remained interested in a potential transaction with the Company and intended to send a non-binding, preliminary proposal to the Company during the following few days.

        On December 1, 2008, Parent submitted a non-binding, preliminary proposal letter offering to acquire all of the Company's outstanding shares of common stock for cash in the price range of $21.00 to $23.00 per share. The letter also outlined certain significant terms and conditions, including that Parent's offer would not be subject to any financing contingency, as well as other conditions under which Parent would be prepared to pursue the proposed transaction, including a period during which Parent would be prepared to perform due diligence and negotiate transaction documents. Later that day, Mr. Murphy sent Mr. Mazzo an initial due diligence request list outlining the types of information and documents that Parent would need to review in connection with the proposed transaction. On December 1, 2008, Parent contacted Jones Day to represent it in connection with a potential transaction with the Company.

        On December 2, 2008, the Board met telephonically, together with the Company's management and representatives of Goldman Sachs and Skadden Arps to discuss Parent's proposal. During this meeting, representatives of Skadden Arps reviewed the Board's fiduciary duties in connection with Parent's proposal. The Board then authorized Mr. Mazzo and Goldman Sachs to inform Parent that its proposal was under consideration, and the Company began preparing a data room in response to Parent's initial due diligence request list.

        On December 3, 2008, Messrs. Mazzo and Rollans of the Company met with representatives of the Other Party, to discuss in greater detail (i) the Company, its business segments, historical financial results, business strategy and prospects and market share data, and (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape.

        Also on December 3, 2008, Mr. Mazzo telephoned Mr. White to inform Parent that its proposal was under consideration.

        On December 8, 2008, representatives and advisors of Parent were given access to the data room. Also on December 8, 2008, Parent engaged Morgan Stanley to act as Parent's financial advisor in connection with a potential acquisition transaction involving the Company. From December 8, 2008 through January 10, 2009, representatives and advisors of Parent reviewed the information and documentation contained in the data room, and the Company's management conducted numerous in-person and telephonic meetings with representatives of Parent in connection with Parent's legal and financial due diligence review of the Company. During that time, representatives of the Parent also visited several of the Company's facilities, including the facilities in Santa Ana, California, Milpitas, California, Anasco, Puerto Rico and Hangzhou, China.

        On December 9, 2008, a representative of the Other Party contacted Mr. Mazzo to inform him that the Other Party was not interested in pursuing an acquisition of the Company at that time, but could be interested in further exploring a significant, strategic investment in the Company at or around the Company's then current market price.

        On December 12, 2008, Parent's board of directors considered the acquisition of all of the equity of the Company. Parent's board was advised that Morgan Stanley would be prepared to issue a fairness opinion in connection with the transaction, if the transaction fell within parameters described to Parent's board, upon completion of the diligence efforts. Parent's board approved the acquisition of all of the equity of the Company on the terms described to Parent's board, and authorized certain officers to negotiate agreements, execute and deliver agreements to effect the transaction.

        On December 12, 2008, Skadden Arps, legal counsel to the Company, forwarded to Jones Day, legal counsel to Parent, a draft of the agreement and plan of merger prepared on behalf of the Company. Later that day, Jones Day forwarded to Skadden Arps drafts of the tender and support agreements on behalf of Parent, which agreements were proposed to be entered into by Parent, Messrs. Mazzo and Morfit, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.

        On December 15, 2008 and December 16, 2008, certain members of the Company's executive leadership team together with representatives of Goldman Sachs and Skadden Arps met with representatives of Parent and Morgan Stanley, financial advisors to Parent, in Newport Beach, California. In addition to Messrs. Mazzo and Meier, Mr. Michael J. Lambert, Executive Vice President and Chief Financial Officer of the Company, Mr. Robert F. Gallagher, Senior Vice President, Chief Accounting Officer and Controller of the Company, Ms. Aimee S. Weisner, Executive Vice President, Administration and Secretary of the Company, Dr. Leonard R. Borrmann, Executive Vice President,

Research and Development of the Company, Ms. Diane W. Biagianti, Senior Vice President, General Counsel and Assistant Secretary, Ms. Jane E. Rady, the Company's former Executive Vice President, Strategy and Corporate Development, Mr. Todd George, Vice President of Tax and Treasury, and Mr. Scott J. Catlin, Vice President, Chief Intellectual Property Counsel and Assistant Secretary, presented overviews of the Company's business, historical financial results, business strategy, prospects and legal matters and provided Parent with certain financial projections concerning the Company's business and operations described in Section 8 of the Offer to Purchase.

        On December 19, 2008, the Board met, together with certain members of the Company's executive leadership team and representatives of Goldman Sachs and Skadden Arps. Members of the executive leadership team and representatives of Goldman Sachs and Skadden Arps provided the Board with (i) a status update on the potential transaction with Parent as well as a timeline to the execution of definitive documentation, (ii) a status update on the preliminary discussions with the Other Party, and (iii) an update on the other potential strategic capital raising and corporate restructuring transactions under consideration by the Company. Certain members of the Company's executive leadership team also provided the Board with a detailed review of the Company's financial projections.

        On December 19, 2008, Jones Day, on behalf of Parent, circulated a revised draft of the agreement and plan of merger to the Company and its counsel.

        On December 21, 2008, Messrs. Mazzo and Murphy had a telephone conversation during which Mr. Murphy confirmed that, after completion of Parent's preliminary legal and financial due diligence review of the Company, the proposed purchase price per share remained in the range of between $21.00 and $23.00 per share.

        On December 22, 2008, the ad hoc committee met, together with certain members of the Company's executive leadership team, and representatives of Goldman Sachs and Skadden Arps. At that meeting, Goldman Sachs reviewed the status of certain potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization, discussions with certain private equity sponsors concerning a PIPE transaction, and discussions with the Other Party concerning a significant equity investment in the Company at or slightly above the Company's then current market prices. Goldman Sachs then analyzed and reviewed each of the potential capital raising and recapitalization transactions, including the timing, key assumptions, benefits, dilutive effect to existing stockholders and other considerations and risks involved in each of the potential transactions.

        On December 23, 2008, representatives of the Company and Parent and their respective legal counsel met telephonically to discuss the key open issues relating to the draft agreement and plan of merger and tender and support agreements. On December 24, 2008, Skadden Arps circulated a revised draft agreement and plan of merger and a revised draft of the tender and support agreements.

        On December 28, 2008, Messrs. Mazzo and Murphy had a telephone conversation during which Mr. Murphy confirmed, after further completion of Parent's preliminary legal and financial due diligence review of the Company, that Parent would be willing to propose a purchase price of $21.00. In addition, Messrs. Mazzo and Murphy discussed certain key issues to be resolved in the preliminary draft of the agreement and plan of merger, including (i) the treatment of the Company's stock options, restricted stock, restricted stock units and other equity awards, (ii) the treatment of the Company's outstanding indebtedness, including the senior credit facility upon a change in control or fundamental change, (iii) the termination fee payable to Parent and, in certain circumstances, the reimbursement of expenses incurred by Parent, and (iv) the breadth and scope of certain representations and warranties of the Company. Mr. Murphy also indicated that as a condition to Parent's willingness to enter into the proposed transaction, Parent would require Mr. Mazzo to enter into a new employment and retention agreement, the terms of which would be contingent upon the closing of the proposed transaction.

Finally, Mr. Murphy requested that the Company's data room include additional information requested by representatives of Parent.

        In connection with Parent's request for additional diligence materials relating to the Company's foreign employees and foreign employee benefit plans, the Company and Parent executed the Personal Data Transfer Agreement on December 29, 2008, to ensure that none of the personal data disclosed to Parent regarding the Company's foreign employees and foreign benefit plans contain certain personal information considered to be sensitive under the European Union Directive 95/46/EC, and that Parent process and use such personal data received from the Company only to evaluate the purposed transaction.

        Also, on December 29, 2008, the Board met telephonically, together with certain members of the Company's executive leadership team and representatives of Goldman Sachs and Skadden Arps. Goldman Sachs reviewed with the Board, among other things, (i) the status of the potential transaction with Parent, including a discussion on preliminary valuation analysis of the Company, (ii) the status of discussions with the Other Party concerning a significant equity investment in the Company at or around the Company's then current market prices, and (iii) the status of potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization.

        On December 29 and December 31, 2008, Mr. Capek and Mr. Mazzo had discussions regarding Parent's desire for Mr. Mazzo to have a continued role with the Company following a transaction and discussed certain modifications be made to Mr. Mazzo's employment agreement to reflect this arrangement.

        On December 30, 2008, Jones Day, on behalf of Parent, circulated a revised draft agreement and plan of merger to the Company and its counsel.

        On January 2, 2009, representatives of the Company and Parent and their respective legal counsel met telephonically to discuss key open issues relating to the draft agreement and plan of merger.

        From January 2, 2009 to January 4, 2009, the terms of the proposed employment and retention agreement between the Company, Mr. Mazzo and Parent were negotiated and drafts were exchanged.

        On January 5, 2009, the Board met, together with certain members of the Company's executive leadership team and representatives of the Company's legal and financial advisors to discuss the proposed transaction between the Company and Parent. At the meeting, representatives of Skadden Arps gave a presentation summarizing the terms and conditions of the draft agreement and plan of merger. Also at this meeting, representatives of Goldman Sachs and UBS each discussed with the Board their respective preliminary perspectives with respect to certain financial matters pertaining to the Company and the proposed transaction. Mr. Rollans and representatives of Goldman Sachs also advised the Board that it had not received any firm proposals from the parties, including the Other Party, with which it had held discussions concerning capital raising. The Board discussed the viability and value creation potential of certain possible operational restructuring initiatives under discussion that the Company could undertake if it determined to stay independent. The Board also discussed the timing and execution risks relating to the implementation of these initiatives, the issues relating to continued compliance with the Company's financial covenants under its senior credit facility and the anticipated redemption exercises of the Company's outstanding 2.5% Convertible Notes in January 2010.

        On January 6, 2009, Messrs. Mazzo, White and Capek had a meeting in Costa Mesa, California during which Mr. White confirmed that, after substantial completion of Parent's legal and financial due diligence review of the Company to date, Parent would be willing to increase the purchase price from $21.00 to $22.00 per share, provided that the Company agreed that the termination fee and expense reimbursement provisions described under Section 7.3 of the Merger Agreement and the definition of a Superior Proposal in Section 8.3 of the Merger Agreement were acceptable.

        On January 7, 2009, the ad hoc committee and certain other directors met to discuss the viability and value creation potential of certain possible operational restructuring initiatives under discussion that the Company could undertake if it determined to stay independent. After a discussion, the directors present determined that, in addition to the timing and execution risks relating to the implementation of these initiatives, the issues relating to continued compliance with the Company's financial covenants under its senior credit facility and the anticipated redemption exercises of the Company's 2.5% Convertible Notes in January 2010 would remain outstanding even if such restructuring initiatives were successfully implemented. The ad hoc committee subsequently reported to the Board at its January 11, 2009 meeting that it did not believe that undertaking the possible operational restructuring alternatives would provide value to stockholders as an independent company that was superior to that offered in the proposed transaction with Parent.

        From January 5, 2009 to January 11, 2009, representatives of the Company and Parent and their respective legal counsel had further discussions to finalize the terms and conditions of the draft agreement and plan of merger and the related documents, and exchanged drafts of the agreement and plan of merger, and Parent finalized its financial and legal due diligence review.

        Parent received a written opinion of Morgan Stanley dated January 9, 2009 to the effect that, as of that date and based on and subject to the various assumptions, matters considered and limitations described in its opinion, the transaction was fair from a financial point of view to Parent.

        On January 11, 2009, the Board held a meeting with members of the Company's executive leadership team and representatives of the Company's legal and financial advisors. Prior to the meeting, the Board received the draft agreement and plan of merger in substantially final form, draft tender and support agreements in substantially final form, proposed Board resolutions, and financial presentations from Goldman Sachs and UBS. At the meeting, representatives of Skadden Arps discussed the substantive changes to the agreement and plan of merger from the draft previously presented to the Board on January 5, 2009. Also at this meeting, Goldman Sachs reviewed with the Board its financial analysis of the $22.00 per share consideration and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 11, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $22.00 per share consideration to be received in the Offer and the Merger by holders of Company Common Stock was fair, from a financial point of view, to such holders. In addition, UBS reviewed with the Board its financial analysis of the $22.00 per share consideration and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 11, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $22.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than certain stockholders of the Company who have entered into tender and support agreements with Parent and their respective affiliates) was fair, from a financial point of view, to such holders. After discussion, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the Tender and Support Agreements and the transactions contemplated by the Merger Agreement and the Tender and Support Agreements, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer and tender their shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

        On January 11, 2009, the Company, Parent and the Purchaser executed and delivered the Merger Agreement and related documents. On January 12, 2009 before the stock market opened, the Company and Parent issued a joint press release announcing the transaction.

  Reasons for the Recommendation.

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company's management and its outside legal and financial advisors and, in recommending that the Company stockholders tender all of their Shares pursuant to the Offer and vote their Shares in favor of the approval of the Merger and adoption of the Merger Agreement, in accordance with the applicable provisions of the DGCL, the Board considered a number of factors, including without limitation the following:

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  Financial Condition and Prospects of the Company.    The Board considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of the Company, including the financial condition of the global economy, and that of the United States in particular which is undergoing a recession of unknown duration, and the future economic environment that may continue to be less favorable than that of recent years. In particular, the Board considered the current and expected conditions in the general economy and in the ophthalmic industry as well as the challenges posed to the Company's refractive business on a going-forward basis. The Board discussed at length the projected reductions in consumer spending in the foreseeable future as well as the reduced access to credit and external financing sources resulting from the economic slowdown. Further, the Board discussed and deliberated at length concerning the Company's financial outlook, including the risks associated with achieving and executing the Company's business plan and strategy particularly in light of the global economic crisis, including the Company's possible inability to satisfy the consolidated total leverage ratio covenant contained in its senior credit facility without significant additional external financing, and the accompanying risks associated with obtaining such external financing. Based on these considerations, the Board believes that the Offer Price would result in greater value to the Company's stockholders than pursuing its current business plan and strategy.

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  Historical Trading Prices; Premium to Market Price.    The Board considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares on the NYSE. The Offer Price represents:

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  approximately a 149% premium over the closing price of the Shares on the NYSE on January 9, 2009, the last trading day before the Offer and the Merger were announced; and

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  approximately a 242%, 253%, 70% and 29% premium over the average closing price of the Shares on the NYSE for the one month, three month, six month and one year periods, respectively, prior to announcement.

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  Strategic Alternatives.    The Board considered its recent evaluations of the Company's strategic alternatives, including (i) remaining an independent company and conducting (a) an equity recapitalization via a public offering or private placement with strategic investors, (b) a debt recapitalization with strategic investors or (c) a combination thereof; or (ii) selling the Company to another bidder. The Board also considered the risks inherent with remaining independent and the prospects of the Company going forward as an independent entity. After carefully considering these alternatives, the Board determined that a sale of the Company to Parent on the terms proposed in the Merger Agreement was the best alternative.

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  Solicitation of Other Parties.    The Board also considered (i) the fact that Goldman Sachs solicited third party interest in a possible transaction with the Company, but received no alternative proposals providing for the acquisition of the Company, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company's stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, (iii) the risks of the proposed transaction with Parent, and the risks to the Company's business that may have resulted from initiating a prolonged auction process, and (iv) the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee prior to the purchase of Shares in the Offer.

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  Cash Tender Offer; Certainty of Value.    The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Board also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the transactions, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

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  Timing of Completion.    The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than Parent, Purchaser and stockholders who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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  Opinions of Financial Advisors.

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  Goldman, Sachs & Co.    The Board considered the opinion, including the financial presentation, of Goldman Sachs, dated January 11, 2009, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $22.00 per Share consideration to be received in the Offer and the Merger by holders of Company Common Stock, as more fully described below in this Item 4 under "Opinions of the Company's Financial Advisors—Opinion of Goldman, Sachs & Co." and as set forth in its entirety as Annex A hereto and incorporated herein by reference. Holders of Company Common Stock are encouraged to read the opinion carefully in its entirety.

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  UBS Securities LLC.    The Board considered the opinion, including the financial presentation, of UBS, dated January 11, 2009, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $22.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than certain stockholders of the Company who have entered into Tender and Support Agreements and their respective affiliates, referred to as "excluded holders"), as more fully described below in this Item 4 under "Opinions of the Company's Financial Advisors—Opinion of UBS Securities LLC" and as set forth in its entirety as Annex B hereto and incorporated herein by reference. Holders of Company Common Stock are encouraged to read the opinion carefully in its entirety.

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  Terms of the Merger Agreement.    The Board reviewed, considered and discussed with the Company's management and outside advisors the terms and conditions of the Merger

    Agreement. The Board believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company's stockholders. In particular:

    •
    No Financing Condition.    The Board considered the representation of Parent that it has available sufficient cash and other financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration, and the fact that the Offer is not subject to a financing condition.

    •
    Ability to Respond to Certain Unsolicited Takeover Proposals.    The Board considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (a) initiating, soliciting or knowingly taking any action to facilitate or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement) or engaging in any negotiations or discussions with respect thereto, (b) approving or recommending, or publicly proposing to approve or recommend, an Acquisition Proposal, (c) withdrawing (or changing, amending, modifying or qualifying in a manner adverse to Parent or Purchaser), or proposing publicly to withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Purchaser), or otherwise making any statement or proposal inconsistent with, the recommendation of the Board, or (d) entering into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to an Acquisition Proposal or entering into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause the Company to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated thereby, the Merger Agreement does permit the Company, in response to an unsolicited Acquisition Proposal received from a third party after the date of the Merger Agreement and before the Acceptance Time, which did not result from a breach of the foregoing prohibitions, to furnish information regarding the Company and to participate in negotiations regarding such Acquisition Proposal, assuming (i) the Board determines in good faith, after consultation with outside counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (ii) after consultation with its outside counsel, the Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties. In addition, the Board considered the fact that, subject to certain limitations, the Board may terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee.

    •
    Change in Recommendation/Termination Right to Accept Superior Proposals.    The Board considered the provisions in the Merger Agreement that provide for the ability of the Board (i) to withdraw, modify or change in a manner adverse to Parent and Purchaser, the recommendation of the Board to the Company's stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the approval of the Merger and of the adoption of the Merger Agreement, and/or (ii) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received an Acquisition Proposal that the Board concludes in good faith, after consultation with outside counsel and financial advisors, is a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by Parent, (b) at least five business days' prior written notice is given to Parent and Purchaser of the Board's intent to take such action,

      (c) the Company will have taken into account any changes to the terms of the Merger Agreement proposed by Parent in response to such notice, (d) the Company and its representatives, during such notice period, must negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal, and (e) if the Company terminates the Merger Agreement, the Company must pay the termination fee described below.

    •
    Termination Fee.    The Board considered the termination fee of $98.5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal. The Board considered Parent's insistence as a condition to its offer that the Company would be obligated to pay this termination fee, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

    •
    Extension of Offer Period.    The Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

    •
    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.    The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Board further considered the fact that, if the Merger is not completed, the Company's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Board further considered the fact that, if the Merger is not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers and employees.

    •
    Short Form Merger.    The Board took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a "short form" merger to acquire the remaining equity of the Company pursuant to Section 253 of the DGCL, without additional approval of the Board.

    •
    Appraisal Rights.    The Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger.

    •
    Pre-Closing Covenants.    The Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

  •
  Tax Treatment.    The Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

  •
  Regulatory Approval and Third Party Consents.    The Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents.

  •
  Tender and Support Agreements.    The Board noted that the stockholders who entered into Tender and Support Agreements control approximately 12.5% of the outstanding Company Common Stock (on a fully diluted basis) and have agreed to tender their Shares in the Offer.

        In making its recommendation, the Board was aware of and took into consideration the interests of certain Company executives, including the Company's Chief Executive Officer, who is a member of the Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares, restricted Shares, Restricted Stock Units and Company Stock Options, as referenced in Item 3 of this Statement.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. Rather, the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. In considering the factors discussed above, individual members of the Board may have given different weight to different factors.

  Financial Forecasts.

        The Company does not as a matter of course make public projections as to future performance, earnings or other results. However, the Company provided certain internal financial analyses and forecasts prepared by the Company's management regarding the Company's anticipated future operations for the fiscal years ending December 31, 2008 through 2013 (the "Financial Forecasts") to the Board. The Financial Forecasts also were provided to the Company's financial advisors in connection with their respective opinions and related financial analyses. The Financial Forecasts assumed a $150 million equity capital raising at $6.00 per Share by the Company in the absence of a sale by the Company and $15 million fee to be paid by the Company in connection with any amendment to the Company's existing senior credit facility (the "Assumed Equity Financing"). A summary of the Financial Forecasts is set forth below.

        Except as described below, the Financial Forecasts do not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Merger Agreement or the transaction contemplated thereunder. The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. The summary of the Financial Forecasts is not being included in this Statement to influence your decision whether to tender your shares pursuant to the Offer, but because the Financial Forecasts were made available by the Company to the Board.

        The Financial Forecasts make numerous assumptions, many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. These assumptions upon which the Financial Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change.

        The Financial Forecasts do not reflect revised prospects for the Company's business, changes in expected general business and economic conditions, changes in the Company's course of action in response to changes in expected general business and economic conditions, changes in generally accepted accounting principles during the periods covered by the Financial Forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Forecasts were prepared. Accordingly, the Financial Forecasts are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth above, and should not be regarded as a representation that they will be achieved. There can be no assurance that the Financial Forecasts will be realized, and actual results may vary materially from those shown.

        The inclusion of the Financial Forecasts in this Statement should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the Financial Forecasts to be predictive of actual future events, and the Financial Forecasts should not be relied upon as such. None of the Company or its affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the Financial Forecasts. None of the Company or its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Financial Forecasts or that forecasted results will be achieved.

        The Financial Forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company's periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties.

        The Financial Forecasts projected, among other things: (i) revenues of approximately $1,188.1 million, $1,157.1 million, $1,229.3 million, $1,348.4 million, $1,468.7 million and $1,557.2 million for the fiscal years ending December 31, 2008 through 2013, respectively; (ii) earnings before interest, taxes, depreciation and amortization of approximately $278.4 million, $302.0 million, $338.4 million, $414.4 million, $474.1 million and $534.4 million for the fiscal years ending December 31, 2008 through 2013, respectively; (iii) earnings before interest and taxes of approximately $163.9 million, $185.4 million, $229.3 million, $307.2 million, $371.6 million and $432.0 million for the fiscal years ending December 31, 2008 through 2013, respectively; and (iv) adjusted earnings per share of approximately $0.72, $0.78, $1.13, $1.69, $2.17 and $2.64 for the fiscal years ending December 31, 2008 through 2013, respectively.

THE FINANCIAL FORECASTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE FINANCIAL FORECASTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL FORECASTS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE FINANCIAL FORECASTS.

  Opinions of the Company's Financial Advisors.

        On January 11, 2009, at a meeting of the Board held to evaluate the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, Goldman Sachs and UBS separately delivered to the Board an oral opinion, confirmed by delivery of written opinions, dated January 11, 2009. The full text of Goldman Sachs' and UBS' respective opinions are attached hereto as Annex A and Annex B, respectively, are incorporated herein by reference, and should be read carefully in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by each of Goldman Sachs and UBS.

Opinion of Goldman, Sachs & Co.

        Goldman Sachs rendered its opinion to the Board that, as of January 11, 2009, and based upon and subject to the factors and assumptions set forth therein, the $22.00 per Share in cash to be paid to the holders of Shares of Company Common Stock in the Offer and the Merger was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 11, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Company Common Stock should tender such Shares in connection with the Offer or how any holder of Company Common Stock should vote with respect to the Merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2007;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management and approved for Goldman Sachs' use by the Company, assuming, among other things, a new issuance of common equity by the Company and a contemporaneous amendment to the leverage covenant to the Company's existing credit agreement.

        Goldman Sachs also held discussions with members of the senior management of the Company regarding management's assessment of the past and current business operations, financial condition, liquidity and related financial alternatives, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations in the medical technology devices industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs has assumed with the Company's consent that the Financial Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs' opinion does not address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $22.00 per Share in cash to be paid to the holders of Shares in the Offer and the Merger. Goldman Sachs' opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the transactions, whether relative to $22.00 per Share in cash to be paid to the holders of Shares in the Offer and the Merger or otherwise. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs' advisory services and the opinion attached as Annex A were provided for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 9, 2009 and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs reviewed the historical trading prices and volumes for the Company Common Stock for the five-year period ended January 9, 2009. In addition, Goldman Sachs analyzed the consideration to be received by holders of Company Common Stock pursuant to the Merger Agreement in relation to the closing price of the Company Common Stock as of January 9, 2009 (the last trading day prior to the distribution of materials) and the average price over the one and twelve month trading periods ending January 9, 2009. This analysis indicated that the price per Share to be paid to the Company stockholders pursuant to the Merger Agreement represented:

  •
  a premium of 149% based on the closing market price of $8.85 per Share on January 9, 2009;

  •
  a premium of 242% based on the one-month average closing market price of $6.44 per Share; and

  •
  a premium of 29% based on the one-year average closing market price of $17.12 per Share.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the medical technology devices, ophthalmology, and aesthetics industries:

  •
  Align Technology, Inc.

  •
  American Medical Systems Holdings, Inc.

  •
  Carl Zeiss, Inc.

  •
  Cooper Companies, Inc.

  •
  C.R. Bard, Inc.

  •
  Edwards Lifesciences

  •
  Essilor International

  •
  Integra Lifesciences Holdings Corp.

  •
  Kinetic Concepts, Inc.

  •
  LCA Vision, Inc.

  •
  Medicis Pharmaceutical Corporation

  •
  STAAR Surgical Company

  •
  SonoSite Inc.

  •
  Steris Corporation

  •
  TLC Vision Corporation

  •
  Varian Medical Systems, Inc.

        Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

        Goldman Sachs calculated and compared various financial multiples and ratios for the selected companies based on the most recent publicly available information it obtained from SEC filings and estimates obtained from the Institutional Brokers' Estimates System ("IBES"). IBES compiles forward-looking financial estimates made by equity research analysts for U.S. and non-U.S. publicly traded companies. The multiples and ratios of the Company were calculated using the $22.00 per Share consideration. The multiples and ratios of the Company were based on the Financial Forecasts, SEC filings and IBES estimates. With respect to the selected companies, Goldman Sachs calculated:

  •
  implied enterprise value, which is the market value of common equity on a fully diluted basis plus the book value of debt and letters of credit estimated as of December 31, 2008 less cash balance estimated as of December 31, 2008, as a multiple of estimated revenues during 2008 and 2009;

  •
  implied enterprise value as a multiple of estimated 2008 and 2009 earnings before interest and taxes ("EBIT"); and

  •
  implied enterprise value as a multiple of estimated 2008 and 2009 earnings before interest, taxes and depreciation and amortization ("EBITDA").

The results of these analyses are summarized in the tables below:

2008 Enterprise Value Multiples

				The Company
	Selected Companies(1)
				Financial Forecasts
2008	Range	Median				IBES
Revenue	0.3x-3.3x	1.5	x	2.4	x	2.4	x
EBIT	5.2x-31.8x	10.3	x	17.2	x	17.3	x
EBITDA	3.5x-17.0x	7.4	x	10.1	x	10.2	x

2009 Enterprise Value Multiples

				The Company
	Selected Companies(1)
				Financial Forecasts
2009	Range	Median				IBES
Revenue	0.3x-3.0x	1.4	x	2.4	x	2.4	x
EBIT	5.1x-27.9x	9.1	x	15.2	x	17.7	x
EBITDA	4.0x-39.6x	8.1	x	9.3	x	10.4	x

        Goldman Sachs also calculated the price per share to estimated calendar year 2009 earnings ("P/E") ratios for the Company and the selected companies. The following table presents the results of this analysis:

2009 P/E Multiple

				The Company
	Selected Companies(1)
				Financial Forecasts(2)
2009	Range	Median				IBES
P / E	5.9x-33.3x	12.9	x	21.0	x	26.8	x

(1)
Based on IBES estimates.

(2)
Assumes no new financing by the Company.

        Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs performed an illustrative analysis of the implied present values of the future stock price of the Company, which is intended to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings per share and its assumed future price to future earnings per share multiple. For this analysis, Goldman Sachs used the Financial Forecasts for each of the fiscal years ending December 31, 2009 to 2011. Goldman Sachs first calculated implied per Share values for the Company Common Stock for each of the fiscal years ending December 31, 2009 to 2011 by applying price to forward earnings multiples of 10.5x to 22.2x to earnings per Share estimates for each of the fiscal years ending December 31, 2009 to 2011. Goldman Sachs then discounted those values to December 31, 2008 using an illustrative discount rate of 17.0%, derived by using a cost of equity analysis. The analysis resulted in a range of implied present values per Share of Company Common Stock of $11.12 to $23.51 based on 2011 earnings.

        Illustrative Discounted Cash Flow Analysis.    Goldman Sachs performed an illustrative discounted cash flow analysis for the Company using the Financial Forecasts. This analysis was based on projected free cash flows for the Company, including cash flows from financing, prepared by the management of the Company, assuming, among other things, that no dividends would be disbursed to such equity holders during the fiscal years ending December 31, 2009 to 2013 projected period and that short term funding needs will be met by issuance of new equity. Goldman Sachs calculated the terminal enterprise value at the end of year 2013 based on illustrative perpetuity growth rates ranging from 2% to 4% and an illustrative discount rate of 12.5%, which was derived using a weighted average cost of capital analysis. Goldman Sachs then subtracted the Company's projected net debt at year 2013 to arrive at the terminal equity value. The present value of the terminal equity value was calculated using illustrative discount rates ranging from 15% to 19%, which range was derived using a cost of equity analysis. This analysis resulted in a range of illustrative value indications of $15.89 to $23.54 per Share to current stockholders of the Company, including the dilutive effect of Shares issued in the equity issuance.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following selected transactions in the medical technology devices industry since May 2000. These transactions (listed by acquirer/target and date of announcement) were:

  •
  Johnson & Johnson/Mentor Corporation (December 2008)

  •
  Getinge/Datascope Corp. (September 2008)

  •
  GE Healthcare/Vital Signs Inc. (July 2008)

  •
  Avista Capital Partners & Nordic Capital Fund VII/ConvaTec Inc. (May 2008)

  •
  Olympus UK Acquisitions Limited/Gyrus Group plc (November 2007)

  •
  Teleflex Incorporated/Arrow International, Inc. (July 2007)

  •
  ReAble Therapeutics, Inc./DJO Incorporated (July 2007)

  •
  LVB Acquisition, LLC & LVB Acquisition Merger Sub, Inc./Biomet, Inc. (June 2007)

  •
  Warburg Pincus LLC/Bausch & Lomb Incorporated (May 2007)

  •
  Cardinal Health, Inc./VIASYS Healthcare Inc. (May 2007)

  •
  Smith & Nephew plc/Plus Orthopedics Holding AG (March 2007)

  •
  Blackstone Capital Partners V L.P./Encore Medical Corporation (June 2006)

  •
  American Medical Systems Holdings, Inc./Laserscope (June 2006)

  •
  Danaher Corporation/Sybron Dental Specialties, Inc. (April 2006)

  •
  Montagu Private Equity/BSN Medical GmbH & Co. KG(December 2005)

  •
  Boston Scientific Corporation/Guidant Corporation (December 2005)

  •
  Madison Dearborn Partners, LLC/Sirona Group (May 2005)

  •
  Apax Partners LLP/Mölnlycke Health Care (April 2005)

  •
  Siemens Medical Solutions USA, Inc./CTI Molecular Imaging, Inc. (March 2005)

  •
  Smiths Group plc/Medex Inc. (December 2004)

  •
  Carl Zeiss AG & EQT III fund/ Sola International Inc. (December 2004)

  •
  Advanced Medical Optics, Inc./VISX, Incorporated (November 2004)

  •
  The Cooper Companies, Inc./Ocular Sciences, Inc. (July 2004)

  •
  Cardinal Health, Inc./ALARIS Medical Systems, Inc. (May 2004)

  •
  Advanced Medical Optics, Inc./Pfizer Inc., Ophthalmology Division (April 2004)

  •
  Ciba Vision Corporation/Wesley Jessen VisionCare Inc. (Bain Capital) (May 2000)

  •
  Alcon Holdings Inc./Summit Autonomous Inc. (May 2000)

For each of the selected transactions, Goldman Sachs calculated and compared:

  •
  enterprise value as a multiple of last twelve months' sales of the target company ("LTM Sales");

  •
  enterprise value as a multiple of last twelve months' EBITDA of the target company ("LTM EBIDTA");

  •
  enterprise value as a multiple of last twelve months EBIT of the target company ("LTM EBIT"); and

  •
  premium paid in relation to the closing market price of the target company's stock four weeks prior to the announcement of the transactions.

        While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results, market size and product profile.

        The following table presents the results of this analysis:

Selected Transactions

	Enterprise Value Multiple of LTM
							Premium to 4-Weeks Prior Price (%)
Range	Sales		EBITDA		EBIT
High	7.8	x	28.2	x	36.0	x	155.4
Median	3.0	x	14.8	x	19.8	x	27.7
Low	1.6	x	9.3	x	11.6	x	(0.3)

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Board as to the fairness from a financial point of view of the $22.00 per Share in cash to be paid to the holders of Shares in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The price to be paid in the Offer and the Merger was determined through arms' length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent, ValueAct Capital Partners ("ValueAct"), a significant stockholder of the Company, and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided extensive investment banking and other financial services to the Company and its affiliates from time to time, including having acted as joint lead manager with respect to a private offering of the Company's 3.250% Convertible Senior Subordinated Notes due 2026 (aggregate principal amount $500,000,000) and as lead manager on a $500,000,000 accelerated share repurchase using proceeds from the 3.250% Convertible Senior Subordinated Notes in June 2006; as the Company's financial advisor in connection with the purchase of IntraLase Corp. in January 2007; as joint-arranger of an acquisition facility for the Company with respect to the IntraLase Corp. acquisition (aggregate principal amount $900,000,000) in January 2007; and as agent for the open market repurchase of a portion of the Company's 3.25% Convertible Senior Subordinated Notes and 2.50% Convertible Senior Subordinated Notes due 2025 in October 2008. Goldman Sachs also has provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as co-manager with respect to a public offering of Parent's 5.150%, 5.600%, and 6.150% Global Notes due 2012, 2017, and 2037, respectively (aggregate principal amount $3,500,000,000) in November 2007. Goldman Sachs also may provide investment banking and other financial services to the Company, Parent, ValueAct and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation. Affiliates of Goldman Sachs also have co-invested with ValueAct and its affiliates from time to time and may do so in the future.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

        For a description of the terms of Goldman Sachs' engagement as one of the Company's financial advisors, see the discussion under Item 5 below.

Opinion of UBS Securities LLC

        On January 11, 2009, at a meeting of the Board held to evaluate the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, UBS delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 11, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $22.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than excluded holders) was fair, from a financial point of view, to such holders.

        The full text of UBS' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated herein by reference. Holders of Company Common Stock are encouraged to read UBS' opinion carefully in its entirety. UBS' opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the $22.00 per share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Offer or the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger. The following summary of UBS' opinion is qualified in its entirety by reference to the full text of UBS' opinion.

        In arriving at its opinion, UBS, among other things:

  •
  reviewed certain publicly available business and financial information relating to the Company;

  •
  reviewed certain internal financial information and other data relating to the Company's business and financial prospects that were not publicy available, including financial forecasts and estimates prepared by the Company's management, which forecasts and estimates reflect the Assumed Equity Financing, that the Board directed UBS to utilize for purposes of its analysis;

  •
  conducted discussions with members of the Company's senior management concerning the Company's business and financial prospects;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

  •
  compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

  •
  reviewed current and historical market prices of the Company Common Stock;

  •
  reviewed the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of the Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and assumptions referred to above, UBS assumed, at the direction of the Board, that such forecasts, estimates and assumptions had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the Company's future financial performance. UBS also relied, at the direction of the Board, without independent verification, upon the assessments of the Company's management as to the liquidity needs of, and capital resources expected to be available to, the Company and the ability of the Company to fund its operations internally and through the Assumed Equity Financing. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        In connection with UBS' engagement, UBS was not requested to, and did not, participate in the negotiation or structuring of the Offer and the Merger. While UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party, representatives of the Company advised UBS that indications of interest in a transaction with the Company were solicited from third parties on behalf of the Company and that discussions with certain of these parties were held prior to the date of UBS' opinion. At the direction of the Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $22.00 per share consideration to the extent expressly specified in UBS' opinion, of the Merger Agreement or the form of the Offer or the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the $22.00 per share consideration. In rendering its opinion, UBS assumed, with the consent of the Board, that (i) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (ii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on the Company or the Offer and the Merger. Except as discussed above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS' opinion was approved by an authorized committee of UBS.

        In connection with rendering its opinion to the Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS' analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company provided by the Company's management or derived from public sources in or underlying UBS' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

        The $22.00 per share consideration to be received pursuant to the Offer and the Merger was determined through negotiation between the Company and Parent and the decision by the Company to enter into the Offer and the Merger was solely that of the Board. UBS' opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or the Company's management with respect to the Offer and the Merger or the $22.00 per share consideration payable in the Offer and the Merger.

        The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Board on January 11, 2009 in connection with UBS' opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS' financial analyses.

Selected Companies Analysis

        UBS compared selected financial and stock market data of the Company with corresponding data of the following 11 selected publicly traded companies, which include seven mature medical technology companies and four ophthalmic companies:

Mature Medical Technology Companies	Ophthalmic Companies
• American Medical Systems Holdings, Inc.	• Alcon, Inc.
• C.R. Bard, Inc.	• Carl Zeiss Meditec AG
• Integra LifeSciences Holdings Corporation	• The Cooper Companies, Inc.
• Kinetic Concepts, Inc.	• Essilor International SA
• STERIS Corporation
• Stryker Corporation
• Varian Medical Systems, Inc.

        UBS reviewed, among other things, the enterprise values of the selected companies, calculated as diluted equity value based on closing stock prices on January 9, 2009, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as a multiple of, to the extent publicly available, calendar years 2008, 2009 and 2010 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. UBS also reviewed closing stock prices of the selected companies on January 9, 2009 as a multiple of calendar years 2009 and 2010 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of Company Common Stock on January 9, 2009 and the $22.00 per share consideration. Financial data for the selected companies were based on publicly available research analysts' consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on the Company's Financial Forecasts and publicly available research analysts' consensus estimates (the "Wall Street Consensus Estimates"). This analysis indicated the following implied high, mean, median and low multiples for the selected companies (exclusive of Alcon, Inc., which was excluded from the calculation of these statistics due to the public announcement by Novartis AG regarding a future acquisition of a controlling stake in Alcon, Inc.), as compared to corresponding multiples implied for the Company:

	Implied Multiples for Selected Companies								Implied Multiples for the Company Based on
									Closing Stock Price on 01/09/09				$22.00 Per Share Consideration
	High		Mean		Median		Low		Company Financial Forecasts		Wall Street Consensus Estimates		Company Financial Forecasts		Wall Street Consensus Estimates
Enterprise Value as Multiple of EBITDA:
Calendar Year 2008E	11.0	x	8.1	x	7.6	x	5.2	x	7.0	x	7.2	x	10.0	x	10.4	x
Calendar Year 2009E	9.8	x	7.3	x	6.9	x	4.7	x	6.4	x	7.1	x	9.3	x	10.3	x
Calendar Year 2010E	8.7	x	6.9	x	6.8	x	4.6	x	5.8	x	6.7	x	8.3	x	9.6	x
Closing Stock Price as Multiple of EPS:
Calendar Year 2009E	16.4	x	12.4	x	12.9	x	5.9	x	11.4	x	10.4	x	28.4	x	26.0	x
Calendar Year 2010E	14.5	x	11.2	x	11.3	x	5.2	x	7.8	x	7.9	x	19.4	x	19.7	x

Selected Transactions Analysis

        UBS reviewed transaction values in the following 16 selected transactions in the medical technology and ophthalmology industries:

Announcement Date	Acquiror		Target
• 12/01/08	•	Johnson & Johnson	•	Mentor Corporation
• 09/16/08	•	Getinge AB	•	Datascope Corp.
• 07/24/08	•	General Electric Company	•	Vital Signs, Inc.
• 05/02/08	•	Avista Capital Holdings, LP and Nordic Capital Fund VII Limited	•	Bristol-Myers Squibb Company (ConvaTec business)
• 03/11/08	•	Mindray Medical International Limited	•	Datascope Corp. (patient monitoring business)
• 12/21/07	•	Royal Philips Electronics N.V.	•	Respironics, Inc.
• 12/13/07	•	Avista Capital Holdings, LP	•	Boston Scientific Corporation (fluid management and venous access businesses)
• 11/05/07	•	Getinge AB	•	Boston Scientific Corporation (cardiac and vascular surgery businesses)
• 07/23/07	•	Teleflex Incorporated	•	Arrow International, Inc.
• 07/16/07	•	Reable Therapeutics, Inc.	•	DJO Incorporated
• 06/07/07	•	The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P.	•	Biomet, Inc.
• 05/16/07	•	Warburg Pincus LLC	•	Bausch & Lomb, Inc.
• 05/14/07	•	Cardinal Health, Inc.	•	VIASYS Healthcare Inc.
• 12/08/06	•	Getinge AB	•	Huntleigh Technology Plc
• 06/30/06	•	The Blackstone Group L.P.	•	Encore Medical Corporation
• 12/05/04	•	Carl Zeiss AG	•	SOLA International, Inc.

        UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples, to the extent publicly available, of latest 12 months revenue and EBITDA and one-year forward and two-years forward estimated revenue and estimated EBITDA. UBS then compared these multiples derived for the selected transactions with multiples of latest 12 months (ended September 30, 2008) revenue and EBITDA and calendar years 2009 and 2010 estimated revenue and estimated EBITDA implied for the Company based on the $22.00 per share consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on the Company's Financial Forecasts and Wall Street Consensus Estimates. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company:

	Implied Multiples for Selected Transactions								Implied Multiples for the Company Based on the $22.00 Per Share Consideration:
	High		Mean		Median		Low		Company Financial Forecasts		Wall Street Consensus Estimates
Enterprise Value as Multiple of Revenue:
Latest 12 Months	5.4	x	2.9	x	2.7	x	1.5	x	2.3	x	2.3	x
One-Year Forward	4.9	x	2.8	x	3.2	x	1.6	x	2.4	x	2.3	x
Two-Years Forward	4.6	x	2.6	x	2.6	x	1.5	x	2.3	x	2.2	x
Enterprise Value as Multiple of EBITDA:
Latest 12 Months	19.1	x	14.4	x	15.3	x	9.0	x	10.7	x	10.7	x
One-Year Forward	16.5	x	13.0	x	13.1	x	9.0	x	9.3	x	10.3	x
Two-Years Forward	14.4	x	11.4	x	11.5	x	8.6	x	8.3	x	9.6	x

Discounted Cash Flow Analysis

        UBS performed a discounted cash flow analysis of the Company using the Company's Financial Forecasts (including additional information not set forth herein). UBS calculated a range of implied present values (as of December 31, 2008) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2009 through December 31, 2013 and of terminal values for the Company based on the Company's calendar year 2013 estimated EBITDA. Implied terminal values were derived by applying to the Company's calendar year 2013 estimated EBITDA a range of EBITDA multiples of 7.5x to 9.5x. Present values of cash flows and terminal values were calculated using discount rates ranging from 12.0% to 16.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $14.50 to $26.00 per share, as compared to the $22.00 per share consideration.

Miscellaneous

        In the past, UBS and its affiliates have provided services to the Company unrelated to the Offer and the Merger, including having acted as (i) joint lead arranger, syndication agent and a lender under a credit facility of the Company, (ii) financial advisor to the Company in connection with an acquisition transaction and (iii) joint bookrunning manager for certain note offerings of the Company, for which services UBS and its affiliates received and, as of the date of UBS' opinion, in the case of the Company's credit facility, continued to receive compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

        The Company selected UBS to provide certain financial advisory services to the Board in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS' familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        For a description of the terms of UBS' engagement as one of the Company's financial advisors, see the discussion under Item 5 below.

(c) Intent to Tender.

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of Company Stock Options or restricted Shares. As discussed above in Item 3 under "Arrangements with Parent and Purchaser—Tender and Support Agreements," each of Mr. Mazzo, Mr. Morfit, and two entities that are affiliated with Mr. Morfit (ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.), have agreed to tender all of their Shares pursuant to the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Board of Director Fees.    As previously reported, in May 2006, the Board determined that it would not establish fixed compensation for its presiding director but would, instead, determine the amount of compensation warranted periodically. At its May 29, 2008 meeting, the Board approved $20,000 in compensation to Mr. Rollans for his service as presiding director over the prior 12 months, after considering the time required to be devoted to the duties of the position. Additionally, as previously reported, on December 19, 2008, the Board approved the payment of $50,000 in compensation to Mr. Rollans.

        Goldman Sachs.    Pursuant to a letter agreement dated December 1, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, the Company has agreed to pay to Goldman Sachs an aggregate fee of 0.70% of the aggregate consideration to be paid in the transactions, or approximately $20 million, a principal portion of which is payable upon consummation of the transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

        UBS.    Under the terms of UBS' engagement, the Company agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee of $1.2 million, which was payable promptly after delivery of UBS' opinion (regardless of the conclusion reached in such opinion). In addition, the Company agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the

Company, other than compensation of directors in the ordinary course of business in connection with the Company's employee benefit plans.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Pursuant to the Merger Agreement, the Company is offering to purchase for cash any and all of its outstanding 7 1/2% Senior Subordinated Notes due 2017 (the "7 1/2% Notes") on the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated January 27, 2009 (as it may be supplemented from time to time, the "Notes Statement") and in the related letter of transmittal and consent (as it may be supplemented from time to time, the "Notes Letter of Transmittal" and, together with the Notes Statement, the "Notes Offer Materials"), which together constitute the "Notes Tender Offer."

        Concurrently with the Notes Tender Offer, the Company is soliciting consents (the "Consents") from the holders of Notes ("Holders") to the adoption of certain proposed amendments (the "Proposed Amendments") to the indenture, dated as of April 2, 2007, between the Company, the guarantors party thereto and Wilmington Trust Company, as Trustee (the "Trustee"), as supplemented by the supplemental indenture, dated as of April 2, 2007, between the Company, IntraLase, Inc., the guarantors party thereto and the Trustee (as amended, supplemented or otherwise modified, the "Indenture"), under which the 7 1/2% Notes were issued. The purpose of the Proposed Amendments is to eliminate substantially all of the restrictive covenants (other than, among other covenants, the covenant to pay interest and premium, if any, on, and principal of, the 7 1/2% Notes when due), certain events of default and substantially all of the restrictions on the ability of the Company to merge or consolidate contained in the Indenture and the 7 1/2% Notes, and to waive any and all defaults resulting from the consummation of the transaction contemplated by the Merger Agreement. In order to become operative, the Proposed Amendments must be approved by the Holders of at least a majority in aggregate principal amount of outstanding Notes not owned by the Company, Parent or the Purchaser, the guarantors or any of their affiliates and validly tendered 7 1/2% Notes must be accepted for payment pursuant to the Notes Tender Offer.

        Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraphs.

Item 8.    Additional Information.

(a) Section 203 of the Delaware General Corporation Law.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b) Rights Agreement

        In connection with the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement, dated as of June 24, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agreement") to render the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Tender and Support Agreements, including the transactions contemplated thereby, and took all actions necessary so that immediately prior to the Effective Time, the Rights will permanently expire, and the Company and the Surviving Corporation, as the case may be, will have no further obligations to any party in respect thereof.

        The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to the Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(c) Appraisal Rights.

        No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the "fair value" of, that stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. The Company's stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer Price payable in the Offer and the Merger Consideration payable in a Merger, are not opinions as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(d) Regulatory Approvals.

        General.    Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

        Antitrust Compliance.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder by the Federal Trade Commission (the

"FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15 day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

        On January 21, 2009, Purchaser and the Company submitted the pre-merger notifications to the FTC and the Antitrust Division.

        EC Merger Regulation.    Parent and the Company each conducts business in member states of the European Union. Council Regulation (EC) 139/2004, as amended, requires notification to and approval by the European Commission of mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specific thresholds before these mergers or acquisitions are implemented. Parent and the Company filed a notification with the European Commission on January 19, 2009. The European Commission must review the purchase of Shares pursuant to the Offer to determine whether or not it is compatible with the common market, and, accordingly, whether or not to permit it to proceed. A merger or acquisition that does not create or strengthen a dominant position that would significantly impede effective competition in the common market or in a substantial part of it shall be declared compatible with the common market and must be allowed to proceed. If, following a preliminary Phase I investigation of 25 working days, the European Commission determines that it needs to examine the merger more closely because the merger raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. This initial Phase I period is automatically expanded to 35 working days if the parties on or before the 20th working day offer a remedial commitment to address any serious doubts raised by the European Commission. If the European Commission initiates a Phase II investigation, it must issue a final decision as to whether or not the merger is compatible with the common market no later than 90 working days after the initiation of the Phase II investigation. This Phase II period may be extended up to a total of 125 working days under various circumstances.

(e) Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the "Top-Up Option"), exercisable once upon the terms and subject to the conditions set forth in the Merger Agreement and only after the acceptance by Purchaser of, and payment for, all Shares tendered in the Offer, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise, will constitute one Share more than 90% of the Shares then outstanding and entitled to vote on the adoption of the Merger Agreement; provided, however, that in no event will the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under the Company Equity Plans as if such Shares were outstanding). The Company's obligation to deliver Top-Up Shares upon exercise of the Top-Up Option is subject to the further condition that no provision of any applicable law (other than the rules and regulations of the NYSE) and no judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares.

        Purchaser may elect to pay the exercise price for the Top-Up Shares either (a) entirely in cash or (b) by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any such promissory note must be full recourse against Parent and Purchaser, will bear interest at the rate of 2% per annum, will mature on the first anniversary of the date of execution and delivery, and may be prepaid, in whole or in part, without premium or penalty.

        The Top-Up Option will terminate upon the earlier of (a) the fifth business day after the later of the expiration date of the Offer and the expiration of any subsequent offering period, and (b) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Parent's and Purchaser's collective ownership of a majority of the Shares following completion of the Offer.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f) Short Form Merger.

        The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

(g) Section 14(f) Information Statement.

        The Information Statement attached as Annex C hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(h) Article NINTH of the Certificate of Incorporation.

        Article NINTH of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, in addition to any affirmative vote otherwise required, a Business Combination (as defined in the Certificate of Incorporation) with, or proposed by or on behalf of, any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder (each as defined in the Certificate of Incorporation), or any person who thereafter would be an Affiliate or Associate of such Interested Stockholder, requires the affirmative vote of (a) not less than 75% of the votes entitled to be cast by the holders of all of the then outstanding Shares, and (b) not less than a majority of the votes entitled to be cast by holders of all the then outstanding Shares, excluding Shares beneficially owned by the Interested Stockholder or the person who thereafter would be an Affiliate or Associate of the Interested Stockholder.

        The additional voting requirements described in the preceding paragraph do not apply if the Business Combination has been approved by a majority of the members of the Board who are not Affiliates or Associates or representatives of the Interested Stockholder and who were members of the Board prior to the time that the Interested Stockholder became an Interested Stockholder (the "Continuing Directors"). The requisite majority of the Continuing Directors approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement at the meeting of the Board on January 11, 2009.

        The foregoing summary is qualified in its entirety by reference to the Certificate of Incorporation, which is filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and is incorporated herein by reference.

(i) Certain Litigation.

        On January 13, 2009, James F. Groen filed a purported class action complaint, Case No. 30-2009-00180085, in the Superior Court of California, County of Orange, on behalf of himself and all other stockholders of the Company against the Company and each of its directors. The complaint alleges that the defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of the Company by Parent. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per Share that is inadequate and unfair, and effectively caps the value of the Company's stock and precludes competitive bidding through the institution of defensive measures such as an excessive termination fee. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of Company stockholders, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their shares. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of Company stockholders.

        On January 14, 2009, Edward Earle Butler II filed a purported class action complaint, Case No. 30-2009-00236910, in the Superior Court of California, County of Orange, on behalf of himself and all other stockholders of the Company against the Company and each of its directors. The complaint alleges that the defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of the Company by Parent. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per Share that is inadequate and unfair, and effectively caps the value of the Company's stock and precludes competitive bidding through the institution of defensive measures such as an excessive termination fee. In addition, the complaint alleges that the defendants' inclusion of a "Top-Up" provision in the Merger Agreement unfairly deprives stockholders of the ability to decide whether to approve the proposed acquisition by granting Parent the option to purchase newly issued Top-Up Shares up to 19.9% of the company's total outstanding shares, thus potentially allowing Parent to obtain the more than 90% control of the Company necessary to effectuate a short form merger without having obtained more than 90% control from the Offer. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of Company stockholders, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their Shares. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of Company stockholders.

        On January 15, 2009, Maria Lourdes Palafox filed a purported class action complaint, Case No. 30-2009-00237603, in the Superior Court of California, County of Orange, on behalf of herself and all other stockholders of the Company against the Company, each of its directors, Parent, and Purchaser. The complaint alleges that the Company defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of the Company by Parent. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per share that is inadequate and unfair, and effectively caps the value of the Company Common Stock and precludes competitive bidding through the institution of defensive measures such as "no shop" and "standstill" provisions and an excessive termination fee. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of the Company stockholders, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their Shares. The complaint alleges that Parent and Purchaser aided and abetted the Company's directors in the alleged breach of fiduciary duty. The complaint seeks rescissory damages, an accounting, and declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of the Company's stockholders.

        While the lawsuits are at their preliminary stages, the Company believes that the claims in the lawsuits are without merit, and intends to vigorously defend them.

Item 9.    Exhibits.

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated January 27, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)
Joint press release issued by the Company and Parent dated January 12, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).
(a)(4)	Letter to Stockholders of the Company, dated January 27, 2009.
(e)(1)
Agreement and Plan of Merger, dated as of January 11, 2009, among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).
(e)(2)
Amendment No. 1 to Rights Agreement, dated as of January 11, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).
(e)(3)	Nondisclosure Agreement, between the Company and Parent, dated as of October 24, 2008.
(e)(4)	Personal Data Transfer Agreement, between the Company and Parent, dated as of December 29, 2008.
(e)(5)
Tender and Support Agreement, dated as of January 11, 2009, by and among G. Mason Morfit, ValueAct Capital Master Fund L.P., ValueAct Capital Master Fund III, L.P., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).

Exhibit No.	Description
(e)(6)	Tender and Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Parent and Purchaser (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).
(e)(7)
Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Parent and the Company (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2009 (File No. 001-31257)).
(e)(8)
Advanced Medical Optics, Inc. 2002 Bonus Plan, as amended (incorporated by reference to Exhibit B of the Proxy Statement on Form DEF 14A filed by the Company with the SEC on April 25, 2008 (File No. 001-31257)).
(e)(9)
Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Annex C to the Registration Statement on Form S-4 filed by the Company with the SEC on April 21, 2005 (File No. 333-121009)).
(e)(10)
Advanced Medical Optics, Inc. Amended and Restated 2004 Stock Incentive Plan, as amended and restated on May 29, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on June 4, 2008 (File No. 001-31257)).
(e)(11)
Amended and Restated Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan (incorporated by reference to Exhibit A of the Proxy Statement on Form DEF 14A filed by the Company with the SEC on April 15, 2004 (File No. 001-31257)).
(e)(12)
VISX, Incorporated 2001 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by the Company with the SEC on May 27, 2005 (File No. 333-125305)).
(e)(13)	VISX, Incorporated 2000 Stock Plan (incorporated by reference to Exhibit 99.4 of the Registration Statement on Form S-8 filed by the Company with the SEC on May 27, 2005 (File No. 333-125305)).
(e)(14)
VISX, Incorporated 1995 Director Option and Stock Deferral Plan (incorporated by reference to Exhibit 99.5 of the Registration Statement on Form S-8 filed by the Company with the SEC on May 27, 2005 (File No. 333-125305)).
(e)(15)	VISX, Incorporated 1995 Stock Plan (incorporated by reference to Exhibit 99.6 of the Registration Statement on Form S-8 filed by the Company with the SEC on May 27, 2005 (File No. 333-125305)).
(e)(16)
Employment Agreement, dated January 18, 2002, by and between Company and James V. Mazzo (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form 10 filed by the Company with the SEC on March 1, 2002 (File No. 001-31257)).
(e)(17)
Amendment No. 1 to Employment Agreement, dated July 31, 2008, by and between the Company and James V. Mazzo (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2008 (File No. 001-31257)).

Exhibit No.	Description
(e)(18)	Form of Employment Agreement between the Company and each of Richard A. Meier, Jane E. Rady, C. Russell Trenary III, Aimee S. Weisner and Douglas H. Post (incorporated by reference to Exhibit 10.9(a) of Amendment No. 2 to the Registration Statement on Form 10 filed by the Company with the SEC on May 6, 2002 (File No. 001-31257) and Exhibit 10.5(b) of the Annual Report on Form 10-K filed by the Company with the SEC on March 3, 2008 (File No. 001-31257)).
(e)(19)
Form of Amendment to Form of Employment Agreement between the Company and each of Richard A. Meier, Jane E. Rady, C. Russell Trenary III, Aimee S. Weisner and Douglas H. Post (incorporated by reference to Exhibits 10.2 and 10.3 of the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2008 (File No. 001-31257)).
(e)(20)
Amendment to Employment Agreement dated November 15, 2007 between Advanced Medical Optics, Inc. and C. Russell Trenary III (incorporated by reference to Exhibit 10.5(d) of the Annual Report on Form 10-K filed by the Company with the SEC on March 3, 2008 (File No. 001-31257)).
(e)(21)
Offer Letter dated September 25, 2007 from the Company to Michael J. Lambert (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q/A filed by the Company with the SEC on November 8, 2008 (File No. 001-31257)).
(e)(22)
Amendment to Offer Letter dated September 25, 2007 between the Company and Michael J. Lambert (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2008 (File No. 001-31257)).
(e)(23)
Form of Amended and Restated Change of Control Agreement between the Company and certain parties listed on Exhibit (e)(25) (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2008 (File No. 001-31257)).
(e)(24)	Form of Change of Control Agreement between the Company and certain parties listed on Exhibit (e)(25).
(e)(25)	Schedule of Executive Officers Party to the Form of Amended and Restated Change in Control Agreement (Exhibit (e)(23) hereto) or the Form of Change of Control Agreement (Exhibit (e)(24) hereto).
(e)(26)	Severance and General Release Agreement, dated December 30, 2008, by and between the Company and Jane E. Rady.
(e)(27)	Severance and General Release Agreement, dated December 30, 2008, by and between the Company and C. Russell Trenary III.
(e)(28)	Severance and General Release Agreement, dated December 15, 2008, by and between the Company and Douglas H. Post.
(e)(29)	Consultant Agreement, dated January 1, 2009, by and between the Company and Douglas H. Post.
(e)(30)	Consultant Agreement, dated January 1, 2009, by and between the Company and Jane E. Rady.

Annex A Opinion of Goldman, Sachs & Co., dated January 11, 2009.

Annex B Opinion of UBS Securities LLC, dated January 11, 2009.

Annex C Information Statement of the Company dated as of January 27, 2009.

 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCED MEDICAL OPTICS, INC.
	By:	/s/ JAMES V. MAZZO
	Name:	James V. Mazzo
	Title:	Chairman and Chief Executive Officer
Dated: January 27, 2009

 Annex A

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

January 11, 2009

Board of Directors
Advanced Medical Optics, Inc.
1700 East St. Andrew Place
Santa Ana, CA 92705-4933

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Advanced Medical Optics, Inc. (the "Company") of the $22.00 per Share in cash proposed to be paid to the holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 11, 2009 (the "Agreement"), by and among Abbott Laboratories ("Abbott"), Rainforest Acquisition Inc., an indirect wholly owned subsidiary of Abbott ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $22.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Abbott) will be converted into the right to receive $22.00 in cash.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Abbott, ValueAct Capital Partners, a significant shareholder of the Company ("ValueAct"), and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided extensive investment banking and other financial services to the Company and its affiliates, including having acted as joint lead manager with respect to a private offering of the Company's 3.250% Convertible Senior Subordinated Notes due 2026 (aggregate principal amount $500,000,000) and as lead manager on a $500,000,000 accelerated share repurchase using proceeds from the 3.250% Convertible Senior Subordinated Notes in June 2006; as the Company's financial advisor in connection with the purchase of IntraLase Corp. in January 2007; as joint-arranger of an acquisition facility for the Company with respect to the IntraLase Corp. acquisition (aggregate principal amount $900,000,000) in January 2007; and as agent for the open market repurchase of the Company's 3.25% Convertible Senior Subordinated Notes and 2.50% Convertible Senior Subordinated Notes (aggregate principal amount of $124,000,000 and $57,000,000, respectively) in October 2008. We also have provided certain investment banking and other financial services to Abbott and its affiliates from time to time, including having acted as co-manager with respect to a public offering of Abbott's 5.150%, 5.600%, and 6.150% Global Notes due 2012, 2017, and 2037, respectively (aggregate principal amount $3,500,000,000) in November 2007. We also may provide investment banking and other financial services to the Company, Abbott, ValueAct and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation. Affiliates of Goldman, Sachs & Co. also have co-invested with ValueAct and its affiliates from time to time and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company, assuming, among other things, a new issuance of common equity by the Company and a contemporaneous amendment to the leverage covenant to the Company's existing credit agreement (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical technology devices industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $22.00 per Share in cash to be paid to the holders of Shares in the Tender Offer and the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by the holders of any other class of securities, creditors, or other constituencies of the Company or Abbott; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Abbott, or class of such persons in connection with the Transaction, whether relative to the $22.00 per Share in cash to be paid to the holders of Shares in the Tender Offer and the Merger or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $22.00 per Share in cash to be paid to the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

 Annex B

[LETTERHEAD OF UBS SECURITIES LLC]

January 11, 2009

The Board of Directors
Advanced Medical Optics, Inc.
1700 East St. Andrew Place
Santa Ana, California 92705

Dear Members of the Board:

        We understand that Advanced Medical Optics, Inc., a Delaware corporation ("AMO"), is considering a transaction whereby Abbott Laboratories, an Illinois corporation ("Abbott"), will acquire AMO. Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 11, 2009 (the "Merger Agreement"), among Abbott, Rainforest Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Abbott ("Sub"), and AMO, (i) Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.01 per share, of AMO ("AMO Common Stock") at a purchase price of $22.00 per share (the "Consideration"), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into AMO (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of AMO Common Stock not previously tendered will be converted into the right to receive the Consideration. Concurrently with the execution of the Merger Agreement, certain stockholders of AMO will enter into tender and support letter agreements in favor of Abbott (such stockholders of AMO and their respective affiliates, the "Excluded Holders"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of AMO Common Stock (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction.

        UBS Securities LLC ("UBS") has been retained by AMO in connection with the Transaction for purposes of rendering this opinion and will receive a fee in connection with this opinion. In the past, UBS and its affiliates have provided services to AMO unrelated to the proposed Transaction, including having acted as (i) joint lead arranger, syndication agent and a lender under a credit facility of AMO, (ii) financial advisor to AMO in connection with an acquisition transaction and (iii) joint bookrunning manager for certain note offerings of AMO, for which services UBS and its affiliates received and, in the case of AMO's credit facility, continue to receive compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of AMO and Abbott and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to AMO or AMO's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of AMO as to whether such stockholder should tender shares of AMO Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Merger Agreement will comply with all material terms of the Merger Agreement and (ii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all

B-1

The Board of Directors
Advanced Medical Optics, Inc.
January 11, 2009

governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on AMO or the Transaction. In connection with our engagement, we were not requested to, and we did not, participate in the negotiation or structuring of the Transaction. While we have not been authorized to solicit and have not solicited indications of interest in a transaction with AMO from any party, representatives of AMO have advised us that indications of interest in a transaction with AMO were solicited from third parties on behalf of AMO and that discussions with certain of these parties were held prior to the date hereof.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to AMO; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of AMO that were not publicly available, including financial forecasts and estimates prepared by the management of AMO, which forecasts and estimates reflect certain assumptions of the management of AMO with respect to a potential equity financing expected to be undertaken by AMO (the "Assumed Equity Financing") in the absence of a sale of AMO, that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of AMO concerning the business and financial prospects of AMO; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of AMO Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AMO, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and assumptions referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AMO as to the future financial performance of AMO. We also have relied, at your direction, without independent verification, upon the assessments of the management of AMO as to the liquidity needs of, and capital resources expected to be available to, AMO and the ability of AMO to fund its operations internally and through the Assumed Equity Financing in the absence of a sale of AMO. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of AMO Common Stock (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,
/s/ UBS Securities LLC
UBS SECURITIES LLC

B-2

 Annex C

ADVANCED MEDICAL OPTICS, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        This Information Statement is being mailed on or about January 27, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $0.01 per share (the "Common Stock"), of Advanced Medical Optics, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (together with the shares of Common Stock, the "Shares"), issued pursuant to the rights agreement, dated as of June 24, 2002, between the Company and Mellon Investor Services, LLC, as Rights Agent.

        The Schedule 14D-9 relates to the cash tender offer by Rainforest Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated January 27, 2009 and filed with the Securities and Exchange Commission ("SEC"), to purchase all of the outstanding Shares at a price of $22.00 per Share, net to the seller in cash, without interest (such price per Share, or if increased, such higher price per Share, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009, and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of January 11, 2009 (the "Merger Agreement"), by and among the Company, Purchaser and Parent.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

        The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of January 19, 2009, 61,689,121 Shares were issued and outstanding (exclusive of 41,809 Shares held in the treasury).

BACKGROUND INFORMATION

        On January 11, 2009, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as promptly as practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

        In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company, any Shares owned by Parent, Purchaser, or any wholly owned subsidiary of Parent, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

        The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the then outstanding Shares, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Purchaser will be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to Section 1.3 of the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the total number of Shares outstanding. The Merger Agreement further provides that the Company will, upon request by Purchaser, promptly increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause the Designees to be so elected or appointed. Additionally, the Merger Agreement provides that the Company will also cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire Board on the following: (i) each committee of the Board, (ii) each board of directors and each committee thereof of each wholly owned subsidiary of the Company, and (iii) the designees, appointees or other similar representatives of the Company on each board of directors (or similar governing body) and each committee thereof of each non-wholly owned subsidiary of the Company. The Merger Agreement provides further that at the request of Purchaser, the Company will take all actions necessary to effect any such election or appointment of the Designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Purchaser otherwise elects, will be mailed together with the Schedule 14D-9.

Potential Designees

        Purchaser has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of January 19, 2009, present principal occupation with Parent and employment history during the past five years. Parent and Purchaser have informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60054.

        None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Background
Richard W. Ashley	65	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.
Olivier Bohuon	50

Mr. Bohuon serves as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, he served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

John M. Capek	47

Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President, Abbott Vascular in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2004 to 2005. He has been a corporate officer since 2006.

Thomas F. Chen	58

Mr. Chen serves as Senior Vice President, International Nutrition. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 2004 to 2005. Mr. Chen was elected as a corporate officer in 1998.

Thomas C. Freyman	54	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.
Stephen R. Fussell	51

Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 2004 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

Robert B. Hance	49

Mr. Hance serves as Senior Vice President, Vascular. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular Solutions. From 2004 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.

Name	Age	Background
John C. Landgraf	56

Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. During 2004, he served as Vice President, Quality Assurance and Compliance, Medical Products Group. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann	57

Mr. Liepmann serves as Executive Vice President, Nutritional Products. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. During 2004, he served as Vice President, Japan Operations, Abbott International Division. Mr. Liepmann was elected as a corporate officer in 2001.

Greg W. Linder	52	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.
Heather L. Mason	48

Ms. Mason serves as Senior Vice President, Diabetes Care. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2004 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.

Edward L. Michael	51

Mr. Michael serves as Executive Vice President, Diagnostic Products. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2004 to 2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.

Donald V. Patton Jr.	56

Mr. Patton serves as Senior Vice President, U.S. Nutrition. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.

Laura J. Schumacher	45

Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. From 2004 to 2005 she served as Vice President, Secretary and Deputy General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.

Name	Age	Background
Mary T. Szela	45

Ms. Szela serves as Senior Vice President, U.S. Pharmaceuticals. She previously served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2004 to 2006. Ms. Szela was elected as a corporate officer in 2001.

James L. Tyree	55

Mr. Tyree serves as Executive Vice President, Pharmaceutical Products. He previously served as Executive Vice President, Pharmaceutical Products Group from 2007 to 2008. From 2006 to 2007, he served as Senior Vice President, Pharmaceutical Operations. During 2006, he served as Senior Vice President, Global Nutrition. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2004 to 2005, he served as Vice President, Global Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Michael J. Warmuth	46

Mr. Warmuth serves as Senior Vice President, Diagnostics. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.

Miles D. White	53

Mr. White has been a director of Parent since 1998. He has served as chairman of the board and chief executive officer of Parent since 1999. He served as an executive vice president of Parent from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Parent in 1984. He received both his bachelor's degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He serves as a director of Motorola Inc.

        None of the Designees is a director of, or holds any position with, the Company. Parent and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent and Purchaser have each advised the Company that, to its respective knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

        It is expected that the Designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

        The Board is presently composed of ten members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

Name	Age	Principal Occupation/ Employment	Term Expiration	Director Since
James V. Mazzo	51	Chairman of the Board and Chief Executive Officer of the Company	2011	October 2001
Robert J. Palmisano	64	President and Chief Executive Officer of ev3 Inc.	2011	May 2007
James O. Rollans	66	Presiding Director of the Board	2011	June 2002
Christopher G. Chavez	53	President of Advanced Neuromodulation Systems	2010	June 2002
Elizabeth H. Dávila	64	Retired	2010	May 2005
Daniel J. Heinrich	52	Senior Vice President—Chief Financial Officer of Clorox Co.	2010	December 2007
William J. Link, Ph.D.	62	Managing Director of Versant Ventures	2009	June 2002
G. Mason Morfit	33	Partner of ValueAct Capital	2009	December 2007
Michael A. Mussallem	56	Chairman of the Board and Chief Executive Officer of Edwards Lifesciences Corporation	2009	June 2002
Deborah J. Neff	55	President and Chief Executive Officer of Pathwork Diagnostics, Inc.	2009	July 2003

        The following are brief biographies of each current member of the Board.

        James V. Mazzo.    Mr. Mazzo is the Company's Chairman of the Board and Chief Executive Officer. He has been a member of the Board since October 2001. Mr. Mazzo has been Chief Executive Officer since the Company's inception and was President from inception until November 2007. Mr. Mazzo became Chairman of the Board in May 2006. Prior to the Company's spin-off from Allergan in 2002, Mr. Mazzo served in various positions at Allergan, most recently as Allergan's Corporate Vice President and President, Surgical and CLCP Businesses. From April 1998 to January 2002, Mr. Mazzo was Allergan's Corporate Vice President and President, Europe/Africa/Middle East Region. From January 2001 to January 2002, Mr. Mazzo also assumed the duties of President of Allergan's Global Surgical Business, and from May 1998 to January 2001, he was the President of Global Lens Care Products for Allergan. From June 1997 to May 1998, he was Senior Vice President, U.S. Eyecare/Rx Sales and Marketing, and prior to that he served 11 years in a variety of positions at Allergan, including Director, Marketing (Canada), Vice President and Managing Director (Italy) and Senior Vice President, Northern Europe. Mr. Mazzo first joined Allergan in 1980. Mr. Mazzo sits on the board of directors of AdvaMed (Advanced Medical Technology Association).

        Robert J. Palmisano.    Mr. Palmisano is the President, Chief Executive Officer, and a member of the board of directors of ev3 Inc., a global endovascular device company, a position he assumed in April 2008. From November 2007 to April 2008, he was a Venture Partner with SV Life Sciences Advisors, a venture capital advisor and manager making investments in the human life sciences sector.

Mr. Palmisano joined SV Life Sciences in November 2007. Prior to that, he was the Chief Executive Officer and a director of IntraLase Corp., which the Company acquired in April 2007. Mr. Palmisano joined IntraLase Corp. as President, Chief Executive Officer and a director in April 2003. From April 2001 to April 2003, Mr. Palmisano was the President, Chief Executive Officer and a director of MacroChem Corporation, a development stage pharmaceutical corporation. From April 1997 to January 2001, Mr. Palmisano served as President and Chief Executive Officer and a director of Summit Autonomous, Inc., a global medical products company that was acquired by Alcon, Inc. in October 2000. Prior to 1997, Mr. Palmisano held various executive positions with Bausch & Lomb Incorporated, a global eye care company. In addition to ev3 Inc., Mr. Palmisano sits on the board of directors of OsteoTech, Inc. Mr. Palmisano earned his bachelor's degree in political science from Providence College.

        James O. Rollans.    Mr. Rollans has been the Presiding Director of the Board since May 2006. Mr. Rollans retired in 2003 from the board of directors of Fluor Corporation and from his position as Fluor's Group Executive of Investor Relations and Corporate Communications, in which he was responsible for leading the company's external affairs, including Investor Relations, Corporate Communications, Community and Government Relations functions. Prior to assuming that role in February 2002, Mr. Rollans served as Group Executive of Business Services (from February 2001). Joining Fluor in 1982, Mr. Rollans' tenure with the company included several positions at the senior executive level, including that of Senior Vice President and Chief Administrative Officer from 1994 to 1998; Senior Vice President and Chief Financial Officer from 1998 to 1999 and from 1992 to 1994; and Vice President of Corporate Communications from 1982 to 1992. He also served as the first President and Chief Executive Officer of Fluor Signature Services, the former business services enterprise of Fluor Corporation, from 1999 to 2001. Fluor is an engineering, procurement, construction and maintenance services company. Mr. Rollans is a member of the board of directors of Flowserve Corporation and Encore Credit Corporation.

        Christopher G. Chavez.    Mr. Chavez is President of Advanced Neuromodulation Systems (ANS), a position he has held since he joined ANS in April 1998 and which he continues to hold following the acquisition of ANS by St. Jude Medical, Inc. in November 2005. From April 1998 to November 2005, Mr. Chavez was also Chief Executive Officer and a Director of ANS. ANS is a medical device company focused on neurostimulation and drug pump technologies. Prior to joining ANS, Mr. Chavez was Vice President of Worldwide Marketing and Strategic Planning for Eastman Kodak's Health Imaging Division where the division's five worldwide profit centers reported to him. From 1981 to 1997, Mr. Chavez was with Johnson & Johnson Medical, Inc., a major division of Johnson & Johnson. While with J&J, he progressed through several positions in finance, strategic planning, domestic and international marketing, new business development and general management. His most recent position was Vice President and General Manager of the Infection Prevention Business Unit, one of four worldwide business units with approximately one-half billion dollars in sales. Mr. Chavez currently serves on the board of directors of the Medical Device Manufacturers Association.

        Elizabeth H. Dávila.    Ms. Dávila is a retired executive and the former Chairman of the board of directors and Chief Executive Officer of VISX, Incorporated, which the Company acquired in May 2005. Ms. Dávila served on the VISX Board of Directors from 1995 to 2005, and served as its Chairman and Chief Executive Officer from 2001 to 2005. From 1995 to 2001, Ms. Dávila held a number of positions at VISX, including Executive Vice President, President, and Chief Operating Officer. Prior to joining VISX, Ms. Dávila was at Syntex Corporation from 1977 to 1994, where she held senior management positions in its medical device, medical diagnostics, and pharmaceutical divisions. Ms. Dávila serves on the board of directors of Accuray Incorporated. She holds a masters degree in Chemistry from the University of Notre Dame and an M.B.A. from Stanford University.

        Daniel J. Heinrich.    Mr. Heinrich has been the Senior Vice President-Chief Financial Officer of Clorox Co. since July 2003. He joined Clorox in March 2001 as Vice President-Controller. He was elected Vice President-Chief Financial Officer in October 2003 and Senior Vice President—Chief Financial Officer in 2004. From October 1996 through February 2001, he was employed by Transamerica Finance Corporation. Prior to that he was employed by Granite Management Corporation, an indirect subsidiary of Ford Motor Company, as Senior Vice President—Treasurer and Controller. Mr. Heinrich currently serves on the board of trustees of Carondelet High School in Concord, California. He holds a bachelor's of science degree in Business Administration from the University of California, Berkeley, and a master's of Business Administration degree from St. Mary's College of California.

        William J. Link, Ph.D.    Dr. Link is Managing Director and a co-founder of Versant Ventures, a venture capital firm located in Newport Beach, California investing in early-stage health care companies. Prior to co-founding Versant Ventures in 1999, Dr. Link was a general partner at Brentwood Venture Capital, where he invested in a number of early-stage companies. From 1986 to 1997, Dr. Link was Chairman and Chief Executive Officer of Chiron Vision, a subsidiary of Chiron Corporation founded by Dr. Link, which specialized in ophthalmic surgical products and which was later sold to Bausch & Lomb in 1997. Prior to Chiron Vision, Dr. Link founded and served as President of American Medical Optics, a division of American Hospital Supply Corporation, which was sold to Allergan in 1986. Before entering the health care industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. Dr. Link earned his bachelor's, master's and doctorate degrees in mechanical engineering from Purdue University.

        G. Mason Morfit.    Mr. Morfit is a Partner of ValueAct Capital, a private investment partnership and a significant Company stockholder. Prior to joining ValueAct Capital in January 2001, Mr. Morfit worked in equity research for Credit Suisse First Boston for more than two years. He supported the senior healthcare services analyst, covering fifteen companies in the managed care and physician services industries. Mr. Morfit is a director of Valeant Pharmaceuticals International, MSD Performance, Inc. and a former director of Solexa, Inc. He has a B.A. from Princeton University, and is a CFA charterholder.

        Michael A. Mussallem.    Mr. Mussallem is the Chairman of the board of directors and Chief Executive Officer of Edwards Lifesciences Corporation, a position he has held since 2000, when Edwards Lifesciences was spun-off from Baxter International, Inc. Edwards Lifesciences is a medical device company focused on cardiovascular disease treatments. Prior to 2000, Mr. Mussallem held a variety of positions with increasing responsibility in engineering, product development and senior management at Baxter International Inc. In addition to serving on the board of Edwards Lifesciences, Mr. Mussallem serves as chairman of AdvaMed, is a director and former chairman of the California Healthcare Institute, and is a director of the OCTANe Foundation for Innovation.

        Deborah J. Neff.    Ms. Neff is the President and Chief Executive Officer of Pathwork Diagnostics, Inc. (formerly Predicant Biosciences, Inc. and Biospect, Inc.), which she joined in 2003. Pathwork is focused on applying genomics to unmet clinical needs in oncology. Prior to joining Pathwork, from 1988 to 2003, Ms. Neff held a number of executive positions at Becton Dickinson and Company, a $4 billion global medical technology and device company. Most recently, from 2000 to 2003, she was Worldwide President of Becton Dickinson Biosciences, and from 1995 to 2000, she was President of the Biosciences and Microbiology Systems as well as the Becton Dickinson Immunocytometry Systems. Before joining Becton Dickinson, Ms. Neff held senior management positions with Organon-Teknicka Corporation and CooperBiomedical. In addition to serving on the board of Pathwork Diagnostics, Ms. Neff is a member of the advisory board of the Healthcare Businesswomen's Association.

Attendance at Meetings

        Our Board met 12 times in 2008. Each of the directors attended more than 80% of the aggregate number of regularly scheduled and special Board and applicable committee meetings held during the year. In addition, nine directors then in office attended the Company's annual meeting of stockholders held on May 29, 2008.

Conduct of Meetings—Executive Sessions

        Mr. James V. Mazzo, the Chairman of the Board, presides over each meeting of the Board. Mr. James O. Rollans, the presiding director and a non-employee member of the Board, presides during each executive session, which occurs during each regularly scheduled Board meeting. If Mr. Mazzo were not available to attend a meeting, Mr. Rollans would preside over such meeting. If Mr. Rollans were not available to preside during an executive session, a non-employee member of the Board would be selected by a majority of the outside directors in attendance at that meeting to preside over such executive session.

Director Compensation

        The following table sets forth the compensation paid to our non-employee Board members in 2008, and the narrative discussion that follows describes different components of our directors' compensation. Mr. Mazzo, Chairman of our Board, is also our Chief Executive Officer, and as such does not receive additional compensation as a Board member. For a description of Mr. Mazzo's compensation, please see the section of this Information Statement entitled "Executive Officers."

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	All Other Compensation ($)		Total ($)
Christopher G. Chavez	—	129,997	—	—		129,997
Elizabeth H. Dávila	50,000	81,956	—	6,167	(4)	138,123
Daniel J. Heinrich	16,304	110,691	—	—		126,995
William J. Link, Ph.D.	—	137,193	—	—		137,193
G. Mason Morfit	41,168	83,298	—	—		124,466
Michael A. Mussallem	—	137,193	—	—		137,193
Deborah J. Neff	—	129,997	—	—		129,997
Robert J. Palmisano	47,500	136,116	—	12,579	(5)	196,195
James O. Rollans	—	144,403	—	—		144,403

(1)
Prior to each annual meeting of stockholders, directors may elect to receive some or all of their annual retainers in the form of restricted stock units, computed on the basis of the closing price of our Common Stock on the date of the annual meeting. See footnote (2) and the narrative discussion below.

(2)
Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards. This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of restricted stock and restricted stock units granted to the directors. The fair value was estimated in accordance with Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment" (FAS 123R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

  In estimating the fair value, the Company uses the following assumptions:

  Restricted Stock

  Restricted stock awards are granted at a price equal to the fair market value of the Common Stock on the date of the grant, subject to forfeiture if employment terminates prior to the release of restriction, which is generally three years from the date of grant. During this restriction period, ownership of the Shares underlying the awards cannot be transferred. Restricted stock has the same cash dividend and voting rights as other Common Stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the Shares at the date of grant, is expensed ratably over the period the restrictions lapse.

  Restricted Stock Units

  Restricted stock units are rights to receive Shares at a future date or over a vesting period. Restricted stock units are granted at a price equal to the fair market value of the underlying Common Stock on the date of grant, subject to forfeiture if employment terminates prior to vesting. Prior to vesting, ownership of units cannot be transferred. Restricted stock units carry no cash dividend or voting rights, and the underlying Shares are not considered issued and outstanding until when and if the restricted stock units vest. The cost of awards, determined to be the fair market value of the restricted stock units on the date of grant, is expensed ratably over the period of vesting.

  Stock awards in 2008 were composed of 6,740 restricted stock units that were awarded to each non-employee director on May 29, 2008, the date of our 2008 annual meeting of stockholders, plus such number of units, if any, that were awarded to such directors in lieu of payment in cash of their annual retainers. The grant date fair values for these awards were $216,599 for Mr. Rollans; $209,442 for each of Dr. Link and Mr. Mussallem; $202,308 for each of Mr. Chavez, Mr. Heinrich and Ms. Neff; $159,387 for Mr. Palmisano, and $154,616 for each of Mr. Morfit and Ms. Dávila.

(3)
No stock options were awarded to our non-employee directors in 2008. All stock options previously granted to non-employee directors are vested. As of December 31, 2008, the aggregate number of vested stock option awards and unvested restricted stock units outstanding for each of our non-employee directors are set forth below:

Name	No. of Options	No. of Units
Mr. Chavez	36,000	12,469
Ms. Dávila	322,108	10,390
Mr. Heinrich	0	14,948
Dr. Link	9,500	12,780
Mr. Morfit	0	12,975
Mr. Mussallem	36,000	12,780
Ms. Neff	29,500	12,469
Mr. Palmisano	0	14,248
Mr. Rollans	36,000	13,092
(4)
In fulfillment of the terms of an agreement that Ms. Dávila had with VISX, Incorporated, for which Ms. Dávila was serving as Chief Executive Officer at the time it was acquired by the Company in May 2005, we provide Ms. Dávila with certain health and welfare benefits during a 36-month period that expired in May 2008. The elements of these benefits in 2008, and the expense to the Company of providing them, are as follows: medical and vision insurance coverage ($5,267), dental insurance coverage ($504), life and AD&D insurance coverage ($363) and short-term disability insurance (self-funded, administration fee of $33 per year).

(5)
In fulfillment of the terms of an agreement that Mr. Palmisano had with IntraLase Corp., for which Mr. Palmisano served as President and Chief Executive Officer at the time it was acquired by the Company in April 2007, we provide Mr. Palmisano with certain health and welfare benefits during a 36-month period expiring in April 2010. The elements of these benefits in 2008, and the expense to the Company of providing them, are as follows: medical and vision insurance coverage ($10,534); dental insurance coverage ($1,007); and life and AD&D insurance coverage ($1,038).

        The following are the elements of the Company's director compensation:

  •
  Annual retainer, paid in cash or restricted stock units at the election of the director, in the following amounts:

  •
  Chairman of the audit and finance committee: $65,000.

  •
  Chairman of the organization, compensation and corporate governance committee: $57,500.

  •
  Chairman of the science and technology committee: $57,500.

  •
  Other Board members: $50,000.

  •
  No meeting fees; and

  •
  Discretionary annual grant of restricted stock units (6,740 units awarded in 2008).

        With the exceptions of Ms. Dávila and Mr. Palmisano, as discussed in the table above, the Company does not provide any perquisites or benefits to its non-employee directors. The Company does reimburse directors for their reasonable expenses associated with Board service, such as travel expenses and telephone charges.

        As previously reported, in May 2006, the Board determined that it would not establish fixed compensation for its presiding director but would, instead, determine the amount of compensation warranted periodically. At its May 29, 2008 meeting, the Board approved $20,000 in compensation to Mr. Rollans for his service as presiding director over the prior 12 months, after considering the time required to be devoted to the duties of the position. Additionally, as previously reported, on December 19, 2008, the Board approved the payment of $50,000 in compensation to Mr. Rollans.

        The Company's non-employee directors may forego some of their entire annual cash retainer in exchange for restricted stock units issued under the Company's incentive compensation plans, with a face value equal to the amount of the annual cash retainer foregone. Non-employee directors have the ability to make this election each year.

        All restricted stock units granted in 2008 will vest on the date of our 2011 annual meeting of stockholders, with the exception of units granted in lieu of cash retainers, which vest on the date of our 2009 annual meeting. At the Acceptance Time (as defined in the Merger Agreement), each unvested restricted stock unit awarded under any of the Company incentive compensation plans will vest in full and be settled for Shares of the Company's Common Stock in accordance with the terms of the applicable incentive compensation plan of the Company.

        The organization, compensation and corporate governance committee reviews director compensation periodically and recommends changes, if any, to the Board for approval. The Board last adjusted director compensation in May 2007. As one factor in determining the aggregate amount and individual components of such compensation, the committee solicits, reviews and considers analyses and recommendations from the compensation consultant retained by the committee who, among other things, presents peer group and published survey data and recommendations for the committee and the Board to consider. In determining the amounts, the Board seeks to adequately compensate directors for their time committed to Board activity and to align the directors, through grants of restricted stock units, with the long-term interests of the Company's stockholders. From 2002-2004, Board members received annual stock option awards pursuant to a pre-set formula set forth in the Company's 2002 incentive compensation plan, which was approved by the Company's stockholders. In 2005, the Company discontinued this program in favor of a restricted stock program because the Company believes that the primary focus of the directors should be to protect and grow stockholder value and that restricted stock best achieves alignment with this objective and reduces stockholder dilution as compared to stock options. In 2007, we switched from restricted Shares to restricted stock units, consistent with our grant methodology and administrative procedures for employees. In 2007, we also replaced meeting fees with higher annual retainers for ease of administration and better alignment with industry practices.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

        From its inception, the Company has been committed to integrity and responsible conduct, as evidenced by its adoption in June 2002 of the Advanced Medical Optics, Inc. Code of Ethics, which was amended and restated in January 2007. We believe that the Company's commitment to ethical conduct is the personal responsibility of each manager and employee of the Company, and no other objective shall have a higher priority. In addition, the Board has adopted Corporate Governance Guidelines that reflect its commitment to the highest possible standards of corporate governance. The guidelines include, among other things, a description of the manner in which stockholders can send communications to the Board, the Company's policy with regard to Board members' attendance at annual meetings, and which director will preside at executive sessions of the Board.

Independence

        Of the ten persons who served on the Board as of December 31, 2008, eight are neither current nor former employees, and we have determined that each of these eight non-employee directors (namely, Mr. Chavez, Ms. Dávila, Mr. Heinrich, Dr. Link, Mr. Morfit, Mr. Mussallem, Ms. Neff, and Mr. Rollans) is independent of management and free of any relationship that would interfere with the exercise of his or her independent judgment as a Board member. The basis for these determinations is that each of such non-employee directors meets the criteria for independence set forth under Item 9 in our Corporate Governance Guidelines. We have made inquiries of each of the non-employee Board members and have conducted such other inquiries as the Company deems necessary or advisable in order to ascertain whether such persons are independent.

        All of the Company's directors and employees, including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer are required to abide by the Company's Code of Ethics. We also have adopted various other corporate policies and procedures which, taken as a whole, reflect the Company's commitment to business ethics and to the adherence to all laws and regulations applicable to the conduct of our business. We have implemented procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding business ethics, including questionable accounting or auditing matters. Any interested party may communicate directly with the Board, the Chairman of the Board, or with any of the non-management directors in writing, mailed or delivered to such person or group in care of the Secretary at the Company's headquarters located at 1700 E. St. Andrew Place, Santa Ana, California 92705.

        Both the Company's Corporate Governance Guidelines and Code of Ethics have been published in the "Investors" section on the Company's website at http://www.amo-inc.com. Copies of the Corporate Governance Guidelines and Code of Ethics will be provided without charge to any stockholder upon request. We will promptly disclose any future amendments to, or waivers from, certain provisions of the Code of Ethics on our website.

Certain Relationships and Related Transactions

        With the exception noted below, in 2008 we were not a party to any transaction with a related person in which the amount exceeded $120,000 and in which the related person had a direct or indirect material interest. All other relationships previously considered by the Board were not deemed material, including the employment by the Company of Dr. Link's adult daughter, who does not reside with him, the Company's commercial use of a transportation service owned by Dr. Link, an arms' length contractual relationship that the Company has with Edwards Lifesciences, and the employment by the Company of Mr. Rollans' son, who does not reside with him. The Board determined that none of these transactions was material to the Company, Dr. Link, Mr. Mussallem or Mr. Rollans, and that none impairs the independence of Dr. Link, Mr. Rollans, or Mr. Mussallem. The Board approved or ratified each transaction. We have made no contributions in any fiscal year to a tax exempt organization in which an independent director serves as an executive officer in an amount exceeding $1 million or 2% of such organization's consolidated gross revenues.

        In February 2007, the Board approved a written policy pursuant to which all interested transactions with related parties are subject to approval or ratification by the organization, compensation and corporate governance committee. Under this policy, which was further updated in November 2008, the committee reviews and either approves or disapproves each interested transaction. If advance approval is not feasible, then the interested transaction is considered and, if appropriate, ratified at the committee's next regularly scheduled meeting. Also, the chairperson of the committee has the authority to pre-approve or ratify (as applicable) certain interested transactions. In determining whether to approve an interested transaction, the committee will take into account whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances. The committee also will consider the extent of the related person's interest in the transaction. Under the policy, no director may participate in any discussion or approval of a transaction for which he or she is a related party, other than to provide all relevant information.

        Under the policy, an "interested transaction" is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which (1) the aggregate amount involved will or may reasonably be expected to exceed $120,000 in any calendar year, (2) the company is a participant, and (3) any related party has or will have a direct or indirect interest. A related party is any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our Common Stock, (c) immediate family member of any executive officer or director, or (d) any corporation, partnership, trust or other entity in which any of the foregoing persons has a controlling interest, whether as an executive officer, director, general partner, manager, or owner of a greater than 10% interest. In addition, the policy specifies certain types of transactions for which standing pre-approval has been given, even if the amount involved will exceed $120,000.

Agreement with Stockholder

        Mr. Morfit is a member of ValueAct Capital Management, L.P., which together with its affiliates is a significant Company stockholder (the "VAC Holders"). The Company entered into an agreement with the VAC Holders on December 4, 2007, pursuant to which we agreed to appoint Mr. Morfit (or another designee of the VAC Holders acceptable to us) to the Board for an initial term expiring in 2009, and this agreement will remain in effect until the earlier of (a) such time that Mr. Morfit (or successor VAC designee) no longer serves on the Board or is not re-nominated for election as a director, (b) the date the VAC Holders beneficially own less than 5% of our outstanding Common Stock, or (c) a date established by mutual consent of the parties. Mr. Morfit also agreed to sign the Company's policies relating to confidentiality, communications with third parties and trading in our securities.

Committees of the Board

        We are managed under the direction of the Board. The Board has established four standing committees: an audit and finance committee, an organization, compensation and corporate governance committee, a science and technology committee and an employee incentive committee. In addition to its other roles, which are described below, the organization, compensation and corporate governance committee performs the functions of a standing nominating committee and a compensation committee.

Audit and Finance Committee

        The audit and finance committee is composed of Mr. Heinrich, Dr. Link, Mr. Rollans and Ms. Neff. Mr. Chavez is the designated alternate. The Board has determined that none of the committee members nor the alternate has a relationship to the Company that may interfere with the exercise of his or her independence from management and the Company. Consequently, the Board has unanimously determined that each of these committee members and the alternate is "independent" under current New York Stock Exchange (NYSE) listing standards and Section 10A(m)(3)(B) of the Exchange Act. The Board has determined that no member of our audit and finance committee serves on the audit committees of more than three public companies.

        Each member of the audit and finance committee, including the alternate member, is financially literate, in accordance with the qualifications set forth by the Board in its business judgment. In addition, the Board has unanimously determined that each of the audit and finance committee members, namely Mr. Heinrich, Dr. Link, Mr. Rollans and Ms. Neff, and the alternate, Mr. Chavez, has the requisite accounting or related financial management expertise to qualify as an "audit committee financial expert," meaning that each has:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal control over financial reporting; and

  •
  an understanding of audit committee functions.

        In 2008, the audit and finance committee met seven times.

        The Board adopted, and in February 2004 amended and restated, a written charter setting forth the authority and responsibilities of the audit and finance committee. Minor updates to accounting standards set forth in the audit and finance committee charter were approved by the Board on March 1, 2005, February 7, 2007 and August 4, 2008. The full text of the Audit and Finance Committee Charter has been published in the "Investors" section on the Company's website at http://www.amo-inc.com. A copy will be provided without charge to any stockholder who requests it. As set forth in its charter, the audit and finance committee:

  •
  reviews the scope of the audit by the independent registered public accounting firm;

  •
  inquires into the effectiveness of our accounting and internal control functions;

  •
  recommends to the Board any changes in the appointment of an independent registered public accounting firm that the committee may deem to be in the best interests of the Company and its stockholders;

  •
  assists the Board in establishing and monitoring compliance with the ethical business practice standards of the Company; and

  •
  has a finance oversight role, including the periodic evaluation of our finance function, capital structure and debt and equity policies and programs.

        Our independent registered public accounting firm and our internal financial personnel have regular private meetings and unrestricted access with this committee.

Organization, Compensation and Corporate Governance Committee

        The organization, compensation and corporate governance committee is composed solely of directors who are independent of management. The current members are Messrs. Mussallem, Chavez and Rollans. Dr. Link is the designated alternate. Each member and the alternate meets the independence criteria for NYSE nominating and compensation committee members in the Board's business judgment. This committee met six times in 2008. As set forth in the written charter of the organization, compensation and corporate governance committee, the committee:

  •
  determines the compensation of executive officers and outside directors;

  •
  exercises authority of the Board concerning employee benefit plans;

  •
  advises the Board on other compensation and employee benefit matters;

  •
  makes recommendations to the Board regarding candidates for election as directors of the company; and

  •
  advises the Board on committee structure and membership and corporate governance matters.

        The charter of the organization, compensation and corporate governance committee has been published in the "Investors" section on the Company's website at http://www.amo-inc.com. A copy will be provided without charge to any stockholder who requests it.

        The organization, compensation and corporate governance committee, which performs the functions of a standing nominating committee, will consider director candidates proposed by stockholders. The Board may engage a third party recruiter to identify nominees. The function of the recruiter is to identify and screen nominees who meet the Company's needs. Candidates, whether proposed by management or stockholders, are selected for their character, judgment, business experience and acumen, and scientific expertise and familiarity with issues affecting the Company are also relevant. To be considered by the committee, stockholder submissions must be sent to the offices of the Company to the attention of the Secretary, Advanced Medical Optics, Inc., 1700 E. St. Andrew Place, Santa Ana, California 92705. When the Board seeks new members, the committee reviews the suitability of Board candidates, including any recommended by a stockholder, by first screening resumes, and, if there is interest, conducting substantially the following process: (a) set up preliminary interviews, possibly with the aid of an outside recruiting firm, and, if there is continued interest, (b) set up additional interviews with the committee Chair, the Chairman of the Board, the Chief Executive Officer and/or such other persons as may be helpful to the process, and, if there is continued interest, (c) recommend the Board candidate to the full Board.

        Compensation Committee Processes and Procedures.    The organization, compensation and corporate governance committee, or the Board acting as a whole, retains the sole authority to determine the compensation of executive officers and directors. This authority is not delegated to the Company's management in any way. The committee approves each element, and any changes to, the compensation of our executive officers and directors.

        The committee generally considers salary adjustments for executive officers annually. Our Chief Executive Officer and head of human resources make recommendations to the committee, which then meets independently with the compensation consultant selected by the committee. The compensation committee retains the authority to engage compensation consultants. Currently, our compensation consultant is Ernst & Young. We selected Ernst & Young through a rigorous process involving proposals from, and interviews with, several firms, presentations to the compensation committee, and a committee selection meeting. The nature and scope of the consultant's assignments vary at the request of the committee but generally include the annual evaluation of all elements of director and executive compensation. For efficiency, the committee has also approved our management's use of the consultant's services in providing survey information, tax gross-up calculations, and tax advice for programs related to non-executive positions. The consultant provides the committee with an analysis of competitive data for executives in similar positions at comparator companies. The committee establishes this list of comparator companies, with the assistance of their consultant, and reviews its applicability on an ongoing basis.

        The committee sets the performance objectives for the management incentive program early in the year and then measures performance against those objectives in the first quarter of the following year. Based on the performance assessment, the committee decides the extent of the program funding, and then makes individual awards to the executive officers based on considerations of business unit or function performance, as well as individual performance against pre-established performance objectives and milestones.

        The committee has considered grants of stock incentives to executives annually at the time of our annual meeting of stockholders. Historically, the compensation committee has made grants on an annual basis but is not bound to do so if, in the judgment of the committee, grants are not warranted or additional grants during the year are deemed prudent. The committee has not altered the date of this grant, and we do not time the disclosure of corporate information around the date of this grant. The grant date of these awards is coincident with the date of the committee's meeting (or full Board meeting if full Board approval is sought). In February 2008 the committee also granted performance vested restricted stock units to our executives. The timing of performance-based awards, including stock-based performance awards, is generally at the committee's first regular meeting of the year, in order to set the performance targets early in the performance period and within the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Again, we do not time the disclosure of corporate information around the date of this grant, and the grant date is coincident with the meeting date.

Science and Technology Committee

        The science and technology committee is composed of Dr. Link, Messrs. Chavez, Mazzo, Morfit, Palmisano and Mussallem, Ms. Dávila and Ms. Neff. The functions of this committee include reviewing our:

  •
  research and development programs,

  •
  projects to evaluate investment allocations, and

  •
  portfolio of strategic patents and major technology-based transactions.

        This committee met four times in 2008. The full text of the science and technology committee's charter has been published in the "Investors" section on the Company's website at http://www.amo-inc.com. A copy will be provided without charge to any stockholder upon request.

Employee Incentive Committee

        The employee incentive committee is composed of Mr. Mazzo (the Chairman of the Board) and Mr. Mussallem (the chairman of the organization, compensation and corporate governance committee). The function of this committee is to review and approve equity incentive awards to employees who are not our executive officers in limited circumstances where it is prudent to approve a grant between regular meetings of the organization, compensation and corporate governance committee. The committee's authority is limited to equity incentive awards for new employees who are not executive officers and for grants to current employees who are not executive officers for retention of key talent. In establishing this committee, the Board has defined the terms of the incentive awards and has limited the number of awards that can be made. The employee incentive committee determines who gets an award, the amount of the award, and whether the award is made in stock options, restricted stock or restricted stock units, all within the pre-established limits set by our Board.

        This committee did not hold meetings in 2008. The full text of the employee incentive committee's charter has been published in the "Investors" section on the Company's website site at http://www.amo-inc.com. A copy will be provided without charge to any stockholder upon request.

EXECUTIVE OFFICERS

        Set forth below are the names and ages of each of the Company's current executive officers (Section 16 reporting persons), their positions with the Company, and summaries of their backgrounds and business experience. (For information on the business experience of Mr. Mazzo, the Company's Chairman and Chief Executive Officer, see the section of this Information Statement entitled "Current Board of Directors".)

        Sheree L. Aronson, 53, has been the Company's Corporate Vice President, Corporate Communications, Investor Relations and Market Research, since September 2006, and served as the Company's Vice President, Corporate Communications and Investor Relations from August 2003 to September 2006. From August 2002 to July 2003, she was Director of Communications for RSM EquiCo, a division of H&R Block, and from August 1999 to July 2002, she was a Senior Vice President at Fleishman-Hillard, Inc., an international public relations firm. Between 1985 and 1999, she held senior-level corporate communications and investor relations positions at several companies, including Apria Healthcare, Inc., MTI Technology Corporation, Foodmaker, Inc. and HomeFed Bank.

        Leonard R. Borrmann, Pharm.D., 51, has been the Company's Executive Vice President, Research and Development, since February 2007, was Corporate Vice President, Research and Development, from September 2006 to February 2007, was Senior Vice President, Research and Development, from July 2005 to September 2006, and was our Vice President, Surgical Research and Business Development, from March 2004 to June 2005. From August 2002 to February 2004, Dr. Borrmann was President, Chief Executive Officer and a director of Insert Therapeutics, Inc., a privately-held drug delivery company focused on development of novel drug delivery technologies, and from December 2000 to March 2002, he was President, Chief Executive Officer and a director of Maret Pharmaceuticals, Inc., a privately-held drug development company. From May 1998 to September 2000, Dr. Borrmann was the Chief Executive Officer and a director of ACADIA Pharmaceuticals, Inc., a privately-held neuroscience drug discovery company. From June 1984 to May 1998, Dr. Borrmann was employed by Allergan, Inc. in a number of clinical and business development positions, including Vice President, Business Development, a position he held from June 1992 to May 1998.

        Richard J. DeRisio, 50, has been the Company's Corporate Vice President, Global Public Policy and Regulatory Affairs since December 2008. Mr. DeRisio joined the Company in August 2007 as Vice President, Regulatory Affairs. From 2003 to 2007, Mr. DeRisio held the positions of Vice President, Quality & Regulatory Affairs and Vice President, Regulatory Affairs at Kinetic Concepts, Inc. Prior to joining Kinetic Concepts, Mr. DeRisio worked in corporate and operating company positions at Johnson & Johnson, Pfizer and other medical products companies where he held leadership roles in clinical, regulatory and quality assurance. Previous medical device experience includes mechanical heart valves, defibrillators, electrophysiology catheters, wound healing systems, robotic surgery devices and sterilization equipment. Earlier in his career, Mr. DeRisio was employed by the U.S. Food and Drug Administration for ten years.

        Robert F. Gallagher, 50, is the Company's Senior Vice President, Chief Accounting Officer and Controller, a position he assumed in April 2006, and he was our Vice President, Controller from February 2002 to April 2006. Mr. Gallagher has over 19 years of financial management experience in our industry. From 1995 to 2001, he served in a variety of senior financial positions at Bausch & Lomb and its acquired business, Chiron Vision, most recently as Vice President, Finance of Bausch & Lomb's Global Surgical Products business. From 1988 to 1995, Mr. Gallagher was employed by Allergan in various financial management positions of increasing responsibility, including Vice President, Controller for North East Asia and Controller for Puerto Rico operations.

        Michael J. Lambert, 47, joined the Company as Executive Vice President, Chief Financial Officer in October 2007. Mr. Lambert served as Senior Vice President, Chief Financial Officer of Quest Software, Inc., a publicly held developer and distributor of software products, from April 2005 until joining the Company. He previously served as Senior Vice President, Finance of Quest Software, Inc. from November 2004 to April 2005. Before joining Quest, Mr. Lambert served as Executive Vice President and Chief Financial Officer at Quantum Corporation, a publicly held provider of storage solutions, from June 2001 through June 2004. Prior to Quantum, he was Senior Vice President and CFO of NerveWire, a systems integration consulting firm. From March 1996 to July 2000, Mr. Lambert worked for Lucent Technologies, most recently as Vice President and Chief Financial Officer of the InterNetworking Systems Division.

        Richard A. Meier, 49, was appointed President and Chief Operating Officer in November 2007, and from February 2007 was Chief Operating Officer and Chief Financial Officer. He previously served as the Company's Executive Vice President, Operations, President, Eye Care Business, and Chief Financial Officer from April 2006 to February 2007. From February 2004 to April 2006, he was the Company's Executive Vice President of Operations and Finance and Chief Financial Officer, and from April 2002 to February 2004, Mr. Meier served as the Company's Corporate Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Meier was Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals International (formerly ICN Pharmaceuticals, Inc.). Before joining Valeant Pharmaceuticals, Mr. Meier was a Senior Vice President with the investment banking firm of Schroder & Co. Inc. in New York from 1996 until joining Valeant Pharmaceuticals in 1998. Prior to Mr. Meier's experience at Schroder & Co., he held various financial and banking positions at Salomon Smith Barney, Manufacturers Hanover Corporation, as well as other financial and management positions at other firms.

        Alan Waterhouse, 49, is the Company's Corporate Vice President, Global Operations, a position he assumed in December 2008. Mr. Waterhouse joined the Company in March 2008 as Senior Vice President, Global Operations. Prior to joining the Company, Mr. Waterhouse held several senior executive positions in healthcare, including: President and Chief Executive Officer of Asteres Inc. from 2004 to 2007, President of PCI Services (a Cardinal Health Company) from 2000 to 2004, and Executive Vice President of Operations for the Pxyis Corporation (a Cardinal Health Company) from 1995 to 2000. Mr. Waterhouse's career began in the General Motors Corporation, where he was employed from 1980 to 1995.

        Aimee S. Weisner, 40, is the Company's Executive Vice President, Administration, and Secretary, a position she assumed in February 2008. Her responsibilities include Legal Affairs, Compliance and Human Resources, and she is the Company's Chief Ethics Officer. From February 2007 to February 2008, she served as Executive Vice President, Administration, General Counsel and Secretary. From the Company's inception through February 2007, her title was Corporate Vice President, General Counsel and Secretary. Ms. Weisner was Vice President and Assistant General Counsel of Allergan from

January 2002 through June 2002, and was an Assistant Secretary of Allergan from November 1998 to April 2002. Prior to January 2002, Ms. Weisner served as Corporate Counsel of Allergan, which she joined in 1998. From 1994 to 1998, Ms. Weisner was an attorney with the law firm of O'Melveny & Myers LLP.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

        Compensation programs at the Company are designed to promote a high-performance culture that attracts, motivates and retains the key talent necessary to optimize stockholder value in a competitive environment. Compensation at the Company is market-driven and is designed to motivate the behaviors that will enable the Company to execute an effective business strategy.

        The Company's compensation program is designed to reward the named executives for meeting or exceeding corporate performance goals and individual objectives, and for maintaining the highest standards of business conduct. The organization, compensation and corporate governance committee (referred to in this discussion as our compensation committee), or the Board acting as a whole, determines all elements of pay for executive officers. Management is involved only to the extent of providing performance information and recommendations.

        The compensation committee has established a peer group of companies considering such factors as size, industry, geography, global spread, product lines and complexity, customers and market capitalization. As the Company's business changes, through acquisition or otherwise, this peer group is reevaluated. The compensation consultant retained by the compensation committee provides information to the compensation committee regarding possible comparator companies and compiles data upon request of the compensation committee. Compensation data is generally regressed for market capitalization to ensure that the data is not distorted by larger companies. Regression analysis is a commonly used technique to size-adjust data which allows for more statistically valid comparisons. Many factors go into the regression analysis. The key measure used in the Company's regression model is market capitalization. Based on this measure, the regression formula correlates and adjusts the raw data for base salary, total cash compensation and total direct compensation to predict those items based on the market capitalization for each of the peer companies. These adjusted amounts are then used to develop the competitive benchmarks. In 2008, the group of comparator companies included: Alcon, Inc., Allergan, Inc., C.R. Bard, Inc., Beckman Coulter, Inc., Bio-Rad Laboratories, Inc., The Cooper Companies, Inc., Edwards Lifesciences Corporation, Haemonetics Corporation, Millipore Corporation, PerkinElmer, Inc., ResMed Inc., Steris Corporation, Teleflex Incorporated, Varian, Inc. and Varian Medical Systems, Inc. In the discussion that follows, we refer to this group of companies as our peer group.

        In determining the amount and structure of total direct compensation for named executive officers (defined as base salary, short-term management incentives, and stock incentives), the compensation committee first reviews a summary of current and past compensation under these programs. This is then compared to benchmark data, provided by the compensation consultant, as described above. Each element is then reviewed by the compensation committee and adjusted for the coming year, based on input from the compensation consultant and the chief executive officer. Targets for compensation and benefit programs are generally set at the market median (i.e., 50th percentile). Benchmarking of peer group data is just one element considered in setting levels of named executive officer compensation. Corporate performance, individual performance, changes in the executive officer's roles and responsibilities, internal equity, employee retention and motivation, among other factors, are also carefully considered. Other elements of the named executive officer compensation and benefits package are reviewed by the compensation committee on an annual basis to monitor the competitiveness and cost-effectiveness of the programs.

Elements of the Company's Compensation Program

        Set forth below are the elements of compensation for the named executive officers, along with the rationale for why we pay each element, how we determine the amount of each element, and the impact of the accounting and tax treatment of each element, to the extent relevant. Our named executive officers for the fiscal year ended December 31, 2008 include James V. Mazzo, Chairman of the Board and Chief Executive Officer, Michael J. Lambert, Executive Vice President and Chief Financial Officer, C. Russell Trenary III, Executive Vice President, Global Public Policy and Regulatory Affairs through December 31, 2008, Douglas H. Post, Executive Vice President and President, Operations and Customer Services through December 31, 2008, and Jane E. Rady, Executive Vice President, Strategy and Corporate Development through December 31, 2008.

        Base Salary.    Base salaries are generally targeted at or near the market median. The market is defined as the peer group. It is expected that in return for base salaries the executives should deliver a threshold level of performance. Annual adjustments to base salary are made to adjust for inflation, and deviations from our corporate target salary increase amounts are made primarily on the basis of individual performance in the prior year, the responsibilities assumed by the officer, and market data for similar positions at comparator companies in the peer group. The primary purpose of this element of compensation is to maintain a competitive level of base salary compared to the market.

        Annual Management Incentive.    Annually, the compensation committee reviews management's recommendation regarding funding triggers for the annual incentive plan and approves the funding mechanism for the year. The compensation committee considers the rationale for the funding objectives and their link to the elements of our business strategy that we believe will result in sustained stockholder growth. Offering an incentive plan that motivates the behaviors needed to support the accomplishment of the business strategy is the key rationale for the Company's program.

        The annual incentive program for all named executive officers is structured to preserve the tax deductibility of payments under the program. As such, targets have been established and expressed in dollars, which, if funded based solely on performance, are the maximum amounts payable under the program. The compensation committee may then use "negative discretion" to reduce the payment based on performance results (corporate, business unit or individual) against pre-established objectives. By setting a high amount which can then be reduced, we are advised that our plan meets the requirements of Section 162(m) of the Code. A reduction from the maximum amount is not necessarily a negative reflection on performance.

        Stock Incentives.    The Company awards a combination of stock options, restricted stock units and performance vested restricted stock units to our named executive officers. Stock options and restricted stock units, along with base salary and short-term management incentives, are targeted at the market median. 2008 performance vested restricted stock units were designed to award additional compensation if our company exceeded specified stock price targets. In addition, we offer an employee stock purchase program to all employees of the Company.

        The stock option and restricted stock unit awards are designed to align the interests of the executives with those of the stockholders and to maintain a competitive total compensation program for retention purposes. The 2008 performance vested restricted stock units were designed to further align the interests of the executives with those of the stockholders from the perspective that if the stockholders realize above average value, the executives receive additional compensation. All of these programs are designed to comply with Section 162(m) of the Code to the fullest extent possible and have been approved by the Company's stockholders.

        Stock Options.    We allocate a majority of our stock-based incentives in stock options. We believe that stock options provide the best alignment of the interests of our executives with stockholder interests as compensation is only earned if stockholder value is increased. Our stock options also provide for a retention incentive through a four-year vesting schedule. And, through the implementation of our executive stock ownership guidelines, discussed in more detail below, we encourage our executives to maintain their stock options, or hold Shares acquired upon exercise of stock options, on a long-term basis.

        Restricted Stock Unit Awards.    The Company also issues restricted stock units to named executive officers as an effective means to encourage long-term ownership and long-term performance. These awards expose the executives to downside equity performance risk. These awards also provide an important retention incentive, as they are vested only after continued employment for a period of time, typically three years. We also include restricted stock units as an element of stock incentive compensation to control dilution and to responsibly utilize the Shares authorized under our incentive compensation plans. Restricted stock unit awards that are solely time vested may not be tax deductible under Section 162(m) of the Code.

        Performance Awards.    The combination of stock options and restricted stock unit awards, discussed above, is generally designed to provide long-term incentives at the market median for similar executives in the peer group. In 2008, we granted performance vested restricted stock units that were designed to reward performance up to the 75th percentile, but only if certain stock price appreciation targets were achieved.

        Employee Stock Purchase Plan.    The Company offers an employee stock purchase program to executive and non-executive employees of the Company on the same terms and conditions, other than in certain countries where it is impractical for us to offer this benefit. Employees may purchase the Company stock twice a year, through payroll deductions, at a discount of 15% off the lower of the stock price on the first or last day of the six-month purchase period. Because the discount offered under the plan is more than 5%, we incur an expense associated with the program. However, we have maintained the program in its original design because we feel that it is an important tool for attracting and retaining key talent throughout the organization, and for encouraging employee investment in the long-term performance of the Company.

        The compensation committee uses its judgment and evaluates each individual's performance in the prior year, total compensation package, total vested and unvested equity incentives and other factors in considering the final amount of any award. Those awards may be above or below the targeted amounts, as the compensation committee deems appropriate. The Company feels that it is important to target total compensation at the market median in order to retain key talent. We also deem it crucial to motivate our executives to perform well above the median.

        Each of our stock incentive programs results in a non-cash expense to the Company. We consider the expense implications of these incentives each time they are granted, and in aggregate with past grants and estimated future grants. We feel that the expense associated with the incentives is reasonable and appropriate. Moreover, we feel the benefit to the Company well exceeds this cost.

        Retirement.    Our named executive officers participate in our retirement programs on the same terms as all of our employees. In the United States, we offer a 401(k) plan, with company matching of 50% of the first 8% of employee contributions. We also offer a profit sharing contribution once a year based on a points system, combining points for age and years of service. Company contributions to the 401(k) plan may be limited in amount by Internal Revenue Service regulations. If this occurs, we make contributions of the amounts so limited to our non-qualified executive deferred compensation plan. Executives may also make elective pre-tax deferrals to the executive deferred compensation plan, but we do not guarantee any rate of return on the executives' accounts. The executive deferrals and excess contributions are funded through a third party administrator and invested in the executives' choices of investment vehicle. We offer retirement programs to our named executive officers and all of our employees in order to encourage savings for retirement and to remain competitive.

        Health and Welfare Programs.    The Company provides health and welfare benefits to its named executive officers that are identical to those provided to all regular full-time employees, including medical, dental, and disability insurance. In addition, each of the named executive officers is entitled to receive a comprehensive executive physical worth up to approximately $2,000, which is coordinated with our medical plan. We provide this benefit in order to encourage the proactive management of the executives' health care and to provide an opportunity for early diagnosis and management of any health issues.

        Perquisites.    The named executive officers receive the following perquisites, which are fully taxable to the executive and deductible by the Company. We determine these amounts and the maximum amounts payable in consideration of practices at peer group companies, historical practice and custom, and evolving business needs. We also provide these benefits as a relatively inexpensive means to maintain competitiveness.

  •
  Transportation.    A car and gas allowance totaling $11,000 per year is provided to each named executive officer, except for Mr. Lambert for whom the allowance totals $10,500. These benefits are provided in recognition of the need to have executive officers travel to visit customers, business partners and advisors and other stakeholders in order to fulfill their job responsibilities. This travel causes wear and tear on personal vehicles and increases fuel expenses. The car and gas allowance eases the administrative burden of tracking mileage and wear-and-tear each time travel occurs. Executives receiving these benefits are not eligible for additional mileage reimbursement for travel related to a personal vehicle.

  •
  Tax and Financial Planning.    The Company provides to each named executive officer an opportunity for reimbursement of expenses related to tax and financial planning, up to a maximum amount of reimbursement of $13,000. We believe it is in the best interests of the Company for the officers to have professional assistance in managing their compensation, benefits and equity so that the officers focus their full attention on our business. Reimbursement covers the services of a professional financial planner, the costs of developing a will or trust, tax planning, tax return preparation and filing, and other related expenses. It does not include investment fees, tax penalties or other similar costs.

  •
  Life Insurance.    The Company provides company-paid life insurance to all U.S.-based employees, but at a higher benefit level for our named executive officers. We offer this benefit to our employees to provide financial security to our employees' families and/or beneficiaries. The insured amount for our named executive officers is $1.5 million, and this is purchased through our cost-effective group insurance program. At a low cost to the Company, we are able to provide an important benefit that is key to executive recruitment and retention.

  •
  Club Dues.    We reimburse our named executive officers for the costs of membership in a private social or health club, up to a maximum amount of $19,500 for Mr. Mazzo, and $9,150 for Mr. Trenary, Ms. Rady and Mr. Post. Mr. Lambert does not receive this benefit, which has been discontinued for new officers. We provide this benefit to enable our officers to entertain business colleagues and business partners, and to provide a forum for the development of future business. This benefit includes health clubs in order to encourage executive health and fitness.

  •
  Spousal Travel.    On a very limited basis, we may provide for the payment of spousal travel, as well as gross-up for the taxes associated with the imputed income to the executive for this benefit. This travel is only paid by the Company with the specific approval of the chief executive officer and has historically been associated with incentive award trips for the sales organization.

        Employment Agreements.    The Company has entered into employment agreements with each of our named executive officers other than Mr. Lambert. We entered into employment agreements with Messrs. Mazzo, Post, and Trenary and Ms. Rady, effective June 29, 2002 in connection with our spin-off from Allergan. At that time, the Board deemed the employment agreements necessary to the recruiting process for executives of the new company. The assurance offered by the employment agreements was deemed necessary and prudent to entice long-term Allergan employees (Mr. Mazzo) and those who were giving up positions or opportunities at other companies (Mr. Trenary and Ms. Rady) to join the Company, a new company with no history as an independent company. We entered into an employment agreement with Mr. Post in 2005, in connection with our acquisition of VISX, for which Mr. Post was President and Chief Operating Officer.

        Each agreement has an initial term of three years and may be automatically extended for successive one-year terms unless either party to the agreement elects in writing not to extend the term. The agreements set forth the general principles of the executives' compensation and benefits arrangements. Mr. Mazzo's agreement also provides for his service as a director of the Company. Each year, our compensation committee reviews the prudence of maintaining the employment agreements in the context of the Company's current business environment and all of the other benefits afforded the named executive officers. This review was most recently completed in May 2008. The compensation committee determined not to terminate any of the employment agreements with the named executive officers. This decision was based on the most recent performance reviews of the named executive officers, the importance of the continued roles played by the executives, and competitive market practice. New employment agreements with executives, or any amendments to the current agreements, require the approval of the compensation committee.

        On July 31, 2008, we amended the employment agreements with our named executive officers in order (a) to amend the provisions with respect to bonus components of potential severance payments in order to preserve the Company's corporate tax deductibility under Section 162(m) of the Code with respect to its annual management incentive program, (b) to provide for a six month delay in receiving severance payments if necessary to conform to new deferred compensation regulations, and (c) to reflect the current titles and base salaries of such officers.

        The following is a summary of the key terms of the employment agreements, which generally follow the same form. Unless otherwise noted, the following summary applies to all four employment agreements.

        The agreements provide for a minimum level of base salary, with the actual rate of base salary subject to change annually above that minimum rate in the discretion of the compensation committee. The agreements also provide that the executive is eligible to participate in annual incentive, stock option and other equity award programs that are generally available to similarly situated executives of the Company. The agreements do not require any minimum level of annual incentive payments or participation in any stock option or equity-based plans. The agreements also entitle the executives to participate in or receive the benefits and perquisites as are generally provided from time to time to similarly situated executives. The agreements do not guarantee the continuation of any plan or benefit, other than an assurance of office support and reimbursement of business expenses. The agreements similarly entitle the executive to receive paid vacation only in accordance with then current Company policies and practices, with no guaranteed levels of the benefit.

        The compensation committee has determined that an assurance of a minimum level of base salary is prudent for retention of key talent. No other specific assurances were deemed necessary, and none were given in the agreements, in order to preserve full flexibility for the compensation committee to change benefits or incentives from time to time.

        The employment agreements provide for payments in certain situations when employment is terminated. Additionally, as a condition to Parent's willingness to enter into the Merger Agreement, Mr. Mazzo has agreed to enter into a new employment agreement with Parent and the Company. The terms of the Mazzo Agreement are contingent upon and become effective at the Effective Time (as defined in the Merger Agreement). Please see the section of this Information Statement entitled "Potential Payments Upon Termination or Change-In-Control."

        The existing employment agreements provide protection to the executives for their lawful acts while officers of the Company. The agreements cover the indemnification of the executives for legal claims or proceedings filed against the executives because of their status as an officer, to the extent permitted under California law. The agreements further require the Company to maintain director and officer insurance. We believe it is fair to protect our executives for their lawful acts and to avoid the distraction of personal liability associated with their work. Any fraud or illegal conduct by the executive generally would not be covered under these provisions.

        Other than the named executive officers, we have employment agreements with Aimee S. Weisner, Executive Vice President, Administration and Secretary, and Richard A. Meier, President and Chief Operating Officer. These agreements, entered into at the time of our spin-off, provide for their positions as officers and have the same standard terms as described for our named executive officers.

        As previously disclosed, on November 14, 2008, the Company notified Messrs. Post and Trenary and Ms. Rady that their employment would be terminated in connection with the workforce reduction approved by the Board on November 14, 2008. In connection with these terminations, these officers' respective employments terminated on December 31, 2008. Under the Severance and General Release Agreements between the Company and each of Messrs. Post and Trenary and Ms. Rady (collectively, the "Severance and General Release Agreements"), severance will be paid as if the officers were terminated without cause in accordance with the terms of their employment agreements.

        Indemnity Agreements.    We have entered into Indemnity Agreements with each of the named executive officers. These agreements define the indemnification of the officers set forth in our Certificate of Incorporation and under Delaware law. They generally cover claims arising from actions taken by the executive in his or her capacity as an officer or director. No indemnification is provided where the officer has gained a personal profit or advantage to which he was not legally entitled, for any claim for accounting of profits made from the purchase or sale of our stock, or for any claim based on the executive's knowing fraudulent, deliberately dishonest or willful misconduct. In addition, no indemnity is provided where it is prohibited by law. We believe the indemnity agreements, which are prevalent for public companies, afford important and necessary protection for executives who assume obligations, and expose themselves to personal liability and expense, by serving as an officer of a public company. We believe that the named executive officers would not agree to continue in their current positions without the protections afforded by the Indemnity Agreements.

        Terms of Employment for Mr. Lambert.    The Company's offer letter to Mr. Lambert, dated September 25, 2007, set forth certain terms of his employment with the Company. The Company does not have an employment agreement with Mr. Lambert. The letter outlines perquisites provided to Mr. Lambert. Finally, the letter sets forth severance arrangements, which are discussed in the section below entitled "—Potential Payments upon Termination or Change-in-Control."

        On July 31, 2008 and August 4, 2008, we entered into an amended and restated change in control agreement and amended the severance arrangements with Mr. Lambert pursuant to the offer letter, respectively, to conform to the July 31, 2008 employment agreement amendments discussed above.

Interrelationship of Compensation Elements

        The policy for allocation between long-term and currently paid out compensation is to attempt to strike an appropriate balance between the focus on short-term operational goals and longer-term strategic goals. The proportions of base salary, annual incentives and long-term incentives vary among the named executive officers depending on their levels of responsibility, but generally a significant amount of pay for executive officers is composed of long-term, at-risk pay to focus management on the long-term success of the Company. Our chief executive officer has the greatest amount of pay at risk.

        Our policy for allocating between cash and non-cash compensation is to heavily weight our long-term incentives in the form of non-cash awards. We have chosen non-cash awards as a means to link the compensation directly to longer-term stockholder value. Base salary is earned for performing basic job responsibilities. Annual cash incentives are designed to focus executives on shorter-term but crucial operational and strategic objectives. Our philosophy regarding the differentiation among different forms of non-cash compensation is discussed above, but in general our primary vehicle for non-cash compensation is stock options due to their direct link to growth in stockholder value.

        Each year, our compensation committee reviews an inventory of all elements of executive compensation in order to maintain an understanding of the proportions of each of these elements in our overall compensation program. We consider prior compensation in setting other elements of compensation. We provide our equity incentive awards primarily to incentivize future performance, and therefore the amounts of prior equity grants are just one element considered in the incentive grant process.

Timing of Incentive Awards

        Our incentive awards for named executive officers are considered annually. Annual cash incentive targets are established in February of each year. Historically, our long-term incentive awards have been awarded on the date of our annual stockholder meeting in May. This has been the same date of the annual grant to all employees eligible for stock incentive awards. Our compensation committee decides the timing of all incentive awards issued to the named executive officers and could elect to deviate from this practice if deemed appropriate. We do not have any program, plan or practice to time option grants to our executives in coordination with the release of material non-public information. Grants of stock incentive awards to new executives are not made in coordination with the release of material non-public information, but are instead granted on the later to occur of the first date of employment or the approval of the compensation committee, or full Board, if applicable. We have not timed, and do not plan to time, the release of material non-public information for the purpose of intentionally affecting the value of executive compensation.

        Incentive awards with performance terms or performance vesting are generally awarded at the compensation committee's first meeting of the year in order to establish performance terms early in the performance cycle and to comply with the requirements of Section 162(m) of the Code. Again, these grants are not made in coordination with the release of material, non-public information but are instead granted on the date of the regular meeting approving the grant.

Consideration of Corporate Performance

        In setting compensation policies and making compensation decisions, our compensation committee considers measures of corporate performance. Corporate performance is an element of each named executive officer's annual review of base salary and annual equity incentive grants. Corporate performance is the primary funding mechanism for our management incentive program and for our performance awards.

        Our annual management incentive plan (known formally as the 2002 Bonus Plan) lists several measures that the compensation committee may choose from in establishing a funding target for the management incentive payment, either alone or in any combination, and measured either on an absolute basis, on a relative basis against one or more pre-established targets, peer group performance, or past company performance, as the compensation committee, in its sole discretion, determines. These measures include revenue (sales), cash flow, earnings per Share (including earnings before interest, taxes and amortization), return on equity, total stockholder return, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin, and market share.

        Our 2008 performance awards vest based on the achievement of pre-established stock price targets over a three-year period.

Consideration of Individual Performance

        The following forms of compensation are structured and implemented to reflect a named executive officer's individual performance and contribution to our corporate performance:

  •
  Base Salary.    An important element of the annual review of each executive's performance measures the executive's individual attainment of objectives and the individual's contribution to corporate performance.

  •
  Annual Management Incentive.    As discussed above, corporate performance determines the funding of our annual management incentive program. The incentive award for each individual named executive officer is then determined by applying "negative discretion" to the maximum payment amount, based on achievement of individual and business unit performance objectives. If there is no funding for the annual incentive plan, discretionary bonuses may be awarded upon approval of the compensation committee.

  •
  Stock Incentives.    The annual review of individual executive performance is an important factor in determining the amount of stock incentives awarded to our named executive officers. Stock incentives are, however, primarily a tool for us to incentivize future performance. Therefore, future potential, retention and motivation are the primary considerations.

Stock Ownership Guidelines

        In January 2003 the Company adopted, and in September 2004 revised, stock ownership guidelines for the executive officers. We ask each of our executive officers to own, at least, a number of Shares having a value computed as follows:

  •
  Chief Executive Officer, 5 times base salary

  •
  President, Executive Vice Presidents and Corporate Vice Presidents, 3 times base salary

  •
  Senior Vice Presidents, 2 times base salary

        For purposes of this calculation, we include the equivalent share value of vested, in-the-money stock options (net of tax and exercise price) and the value of restricted stock and restricted stock units. Executives are expected to meet these guidelines within five years of becoming an officer.

Analysis of Named Executive Officer Compensation

        The compensation committee considered the factors described below in making its compensation decisions for each of our named executive officers.

        Base Salary.    The compensation committee increased salaries for the Company's named executive officers an average of 4.9% in February 2008. The committee starts with the corporate target adjustment for the year (4% in 2008), and adjusts from that number based on the following factors: performance assessment (which for each named executive officer includes multiple factors based on objectives for corporate performance, business unit performance, and individual qualitative measures), market data, promotions or changes in job responsibilities, and internal equity considerations. Overall performance is then assessed as not meeting expectations, meeting expectations or exceeding expectations. Generally base salary adjustments are decreased from the budgeted adjustment for not meeting expectations, and may be increased above the targeted adjustment for performance that meets or exceeds expectations. 2008 salary adjustments reflect consideration of 2007 individual performance. For 2007, the compensation committee determined that all of the named executive officers met or exceeded expectations with respect to their overall objectives, and individual performance did not materially impact base salary increases in 2008. The following are the adjustments made by the committee to base salary for 2008 and the primary factors considered: Mr. Mazzo (4.2% increase in line with budget, market data and internal equity considerations); Mr. Lambert (6.7% increase negotiated upon hiring); Mr. Trenary (3.9%, adjusted due to change in role), Mr. Post (5.7% increase above budgeted amounts to better align with market median); and Ms. Rady (4% increase at budget).

        Annual Management Incentive.    The compensation committee identified all of the named executive officers as "162(m) Participants" under our bonus plan and set forth performance objectives as follows: provided that the corporation achieved adjusted operating income (excluding the impact of the charges or write-offs associated with acquisitions, reorganizations or recapitalizations, unrealized gains or losses on derivative instruments and other one-time charges) of at least $187 million or revenue of at least $1,173 million in 2008, the compensation committee established target awards for 2008 as follows: Mr. Mazzo ($1,500,000), Mr. Lambert ($400,000), Mr. Post ($500,000), Mr. Trenary ($500,000) and Ms. Rady ($350,000). These "targets" are the maximum amounts payable under the program in order to comply with the requirements of Section 162(m) of the Code. The compensation committee retained the discretion to decrease the incentive awards below the target award level.

        At the time of filing, the compensation committee has not determined 2008 bonuses for the named executive officers and audited financial results for 2008 are not yet available. Bonus information will be filed supplementally by Current Report on Form 8-K.

        Total Cash Compensation.    In considering bonus awards for each named executive officer, the committee reviews the relationship of each named executive officer's total cash compensation to Mr. Mazzo's total cash compensation, and then compares it to the relationship of the benchmark data for each named executive officer to the Chief Executive Officer benchmark. The committee assesses the relative value of the person and position within the Company compared to the market data and used this assessment as another input to their decision making process for establishing total cash compensation opportunities for the named executive officers. At the time of filing, total cash compensation comparisons for 2008 are not available because the compensation committee has not determined 2008 bonuses for the named executive officers and audited financial results for 2008 are not yet available.

        Stock Incentives.    In May 2008, our compensation committee awarded stock-based incentive compensation to the named executive officers. These awards consisted of stock options and restricted stock units. On average, stock options represented 95% of the value of the stock-based awards with the remainder (5%) awarded in restricted stock units. The total value of the awards was generally targeted at relevant peers for each executive at the market median of our peer group, but were adjusted based on relevant factors such as internal equity analysis, individual performance and potential, and overall goals for motivation and retention. Application of the committee's judgment resulted in the awards as shown in the section hereof entitled "2008 Grants of Plan Based Awards." Mr. Mazzo's and Mr. Lambert's stock incentives were granted at the targeted market median value, after concluding such amounts were appropriate in light of individual performance at or above expectations, internal equity, and total direct compensation at the market median. Mr. Trenary and Ms. Rady received higher than targeted awards to account for internal equity disparities and reflecting individual performance at or above expectations. Mr. Post's stock incentives were granted slightly below the targeted amount, again reflecting considerations of internal equity and total compensation.

        In February 2008, the compensation committee granted performance-vested restricted stock units to the named executive officers. The number of units granted to each executive was determined based on the difference between the maximum payout of the award at the 75th percentile long-term incentive benchmark and the market median long-term incentive benchmark. This difference was then divided by the fair market value of the Common Stock on the date of the grant. These units will vest upon the achievement of specified stock price targets. At the Acceptance Time, each unvested restricted stock unit awarded under any of the Company's incentive plans will vest in full and be settled for Shares in accordance with the terms of the applicable incentive compensation plan of the Company.

        In May 2007, Mr. Post received a grant of 2,000 performance vested restricted stock units. Performance conditions included key metrics associated with the integration and performance of the acquired IntraLase business. These metrics included laser placements, procedure sales, upgrades, selling prices, new product launches and employee turnover. In February 2008, the compensation committee determined that 89.7% of the metrics were attained and approved the vesting of 1,794 of Mr. Post's units, subject to his continued employment through May 2010.

        Total Direct Compensation.    At the time of filing, the compensation committee has not determined 2008 bonuses for named executive officers. Therefore, evaluations of 2008 total direct compensation to market median data are not available. An analysis of the compensation of the second through fifth ranked officers to Mr. Mazzo's total direct compensation is also not available at this time.

        In 2008, our compensation committee reviewed an inventory of all elements of executive compensation, including perquisites, retirement plans, benefits, employment agreements and severance arrangements, and their costs to the Company. The compensation committee concluded that the Company's compensation program is currently reasonable and in the best interests of the Company's stockholders.

        Voluntary Stock Option Cancellation.    On December 10, 2008, 50 members of our senior management voluntarily forfeited an aggregate of 785,730 stock options (both vested and unvested) having exercise prices of greater than $40 per Share. Included in this amount were 289,200 stock options held by Mr. Mazzo (128,000 exercisable at $45.26 and 161,200 exercisable at $42.55 per Share). This action was initiated by our management to reduce future expense (2009 and beyond) associated with the initial grant of such stock options in light of the fact that these options may not deliver compensation to the executives that is equivalent to the expense of the grant, which will burden the Company's income statement over the next two to three years, and to more efficiently utilize Shares authorized under our equity compensation plans to meet the plans' purposes to attract, motivate and retain key talent. The individuals who forfeited options, including Mr. Mazzo, received nothing in return, and were promised nothing in return, such as future equity grants to replace the forfeited options. No new equity grants have been made to members of our senior management since May 2008, and the Company has no plans to vary its equity grant practices as a result of this forfeiture. Moreover, we currently do not intend to utilize any of the forfeited options for future grants to executive officers.

Compensation Committee Report

        The organization, compensation and corporate governance committee of the Board of the Company issues the following report for inclusion in the Company's information statement.

          1.     The committee has reviewed and discussed the Compensation Discussion and Analysis with management.

          2.     Based on this review and discussion, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

The Organization, Compensation and Corporate Governance Committee:

Michael A. Mussallem, Chairman Christopher G. Chavez James O. Rollans

Summary Compensation Table

        The individuals named in the following tables are described elsewhere in this information statement as the "named executive officers," and they include the company's principal executive officer, principal financial officer, and the three other most highly compensated executive officers of the Company for 2008.

        It is important to note that the amounts represented in the "Total" column were not entirely earned in the years represented, and portions of those amounts may never be earned. The amounts represented in the columns entitled "Stock Awards" and "Option Awards" represent the accounting valuation of these awards. The amounts do not necessarily represent the value the executive may actually receive; the value could be substantially less (even zero) or more than the amounts represented.

 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
James V. Mazzo,	2008	801,231	(2)	704,458	4,160,959	(5)	(2)	193,536	5,860,284
Chairman and Chief	2007	769,269	550,000	330,437	1,814,314		N/A	195,442	3,659,462
Executive Officer	2006	684,865	N/A	112,647	2,123,838		357,500	163,382	3,442,232
C. Russell Trenary III,	2008	498,475	228,000	308,522	1,756,152	(6)	—	68,012	2,859,161
formerly Executive Vice	2007	378,784	146,400	117,134	534,575		N/A	66,410	1,243,303
President, Global Public Policy and Regulatory Affairs	2006	341,538	94,875	31,242	580,285		N/A	61,304	1,109,246
Douglas H. Post,	2008	459,315	228,000	390,290	2,043,911	(7)	N/A	104,860	3,226,165
formerly Executive Vice	2007	364,060	155,000	128,453	437,769		N/A	95,204	1,180,486
President and President, Operations and Customer Services	2006	337,773	93,000	33,266	343,694		N/A	55,370	863,103
Michael J. Lambert,	2008	397,115	(2)	85,982	287,173		(2)	28,614	798,884
Executive Vice President and	2007	72,115	187,500	11,038	31,953		N/A	3,399	306,005
Chief Financial Officer	2006	—	—	—	—		—	—	—
Jane E. Rady,	2008	419,284	154,080	231,992	1,236,777	(8)	N/A	68,364	2,110,497
formerly Executive Vice	2007	327,562	100,000	101,263	442,674		N/A	51,474	1,016,643
President, Strategy and Corporate Development	2006	312,738	71,000	22,881	577,517		N/A	50,462	1,034,598

(1)
The amounts shown include cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers. In 2008, the following amounts were paid to the named executive officers in lieu of accrued vacation and are reflected under "Salary" above: Mr. Mazzo—$29,808; Mr. Trenary—$14,615; and Ms. Rady—$13,169. Also included in "Salary" are the following amounts paid to the named executive officers upon termination in compensation for accrued vacation: Mr. Trenary—$93,817; Mr. Post—$69,777; and Ms. Rady—$53,385.

(2)
2008 management incentives were paid to Messrs. Post and Trenary and Ms. Rady in connection with their terminations of employment. 2008 management incentives for Mr. Mazzo and Mr. Lambert have not yet been determined and will be filed supplementally by Current Report on Form 8-K. If the incentive payments for Messrs. Mazzo and Lambert meet the requirements of Section 162(m) of the Code, they will be categorized as Non-Equity Incentive Plan Compensation. If discretion in funding, other than negative discretion, is applied, they will be characterized as Bonus. Payments to Messrs. Post and Trenary and Ms. Rady are characterized as Bonus in this table but may be determined to meet the definition of Non-Equity Incentive Plan Compensation when audited financial results for the fiscal year ended December 31, 2008 become available.

(3)
Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of stock options, restricted stock and restricted stock units granted to the officers. The fair values were estimated in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. In determining fair value, the Company considers:

•
Valuation Method—The Company estimates the fair value of stock options granted and ESPP purchase rights using the Black-Scholes option-pricing model and a single option award approach.

•
Expected Term—The expected term represents the period the Company's stock-based awards are expected to be outstanding and was determined based on historical experience with similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

•
Expected Volatility—The computation of expected volatility is based on a combination of historical and market-based implied volatility. Implied volatility is based on publicly traded options of the Company's Common Stock with a term of one year or greater.

•
Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term.

•
Expected Dividend—No dividends are expected to be paid.

•
Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

  The fair value of the Company's stock-based compensation granted to employees for the year ended December 31, 2008 was estimated using the following weighted-average assumptions:

	Stock Options	Employee Stock Purchase Plans
Expected life in years	7.0	0.5
Expected volatility	31%	89%
Risk-free interest rate	4%	0%
Expected dividends	—	—

(4)
"All Other Compensation" for 2008 in the foregoing Summary Compensation Table is composed of Company contributions to our qualified and non-qualified retirement plans and the cost of term life insurance, as well as perquisites paid to a named executive officer. The following table sets forth all such compensation paid in 2008 to the named executive officers.

Nature of All Other Compensation	Mr. Mazzo	Mr. Trenary	Mr. Post	Mr. Lambert	Ms. Rady
Retirement	$140,779	$36,491	$64,573	$9,914	$42,484
Insurance	4,140	4,140	7,740	1,800	11,880
Perquisites:
Executive club dues	10,775	2,099	5,935	—	—
Tax preparation and financial planning	13,000	440	1,770	6,400	3,000
Transportation allowance	11,000	11,000	11,000	10,500	11,000
Spousal travel	9,350	9,350	9,350	—	—
Tax gross up, spouse travel	4,492	4,492	4,492	—	—
Total	$193,536	$68,012	$104,860	$28,614	$68,364
(5)
Includes $2,157,196 in expense incurred in 2008 associated with the voluntary forfeiture of 289,200 stock options held by Mr. Mazzo (128,000 exercisable at $45.26 and 161,200 exercisable at $42.55 per share). See "Compensation Discussion and Analysis" for additional information on the Company's senior management stock option forfeiture program. See "Outstanding Equity Awards at Fiscal Year End 2008."

(6)
Includes $1,264,815 in expense incurred in 2008 associated with the acceleration of vesting of stock options held by Mr. Trenary, according to the terms of the Company's incentive compensation plans, as a result of the termination of Mr. Trenary's employment agreement as part of the Company's 2008 reduction in force.

(7)
Includes $1,534,682 in expense incurred in 2008 associated with the acceleration of vesting of stock options held by Mr. Post, according to the terms of the Company's incentive compensation plans, as a result of the termination of Mr. Post's employment agreement as part of the Company's 2008 reduction in force.

(8)
Includes $876,574 in expense incurred in 2008 associated with the acceleration of vesting of stock options held by Ms. Rady, according to the terms of the Company's incentive compensation plans, as a result of the termination of Ms. Rady's employment agreement as part of the Company's 2008 reduction in force.

Grants of Plan-Based Awards

2008 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
					All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
							Exercise or Base Price of Option Awards ($/sh)	Closing Market Price on Grant Date ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Target ($)	Target (#)	Maximum (#)
James V. Mazzo	2/11/08	1,500,000
	2/11/08		30,000	30,000					342,600
	5/29/08					326,200	22.94	24.06	3,014,088
Jane E. Rady	2/11/08	350,000
	2/11/08		3,100	3,100					35,402
	5/29/08					35,000	22.94	24.06	323,400
	5/29/08				1,350				30,969
C. Russell Trenary III	2/11/08	500,000
	2/11/08		2,600	2,600					29,692
	5/29/08					50,000	22.94	24.06	462,000
Douglas H. Post	2/11/08	500,000
	2/11/08		4,100	4,100					46,822
	5/29/08					85,000	22.94	24.06	785,400
	5/29/08				3,000				68,820
Michael J. Lambert	2/11/08	400,000
	2/11/08		4,000	4,000					45,680
	5/29/08					100,000	22.94	24.06	924,000
	5/29/08				4,450				102,083

(1)
This amount represents the maximum and target non-equity incentive plan opportunity under the 2008 management incentive program, subject to negative discretion by our compensation committee. Actual amounts for Messrs. Mazzo and Lambert have not yet been determined. Messrs. Post and Trenary and Ms. Rady received payments in connection with the termination of their employment agreements represented as "Bonus" in the "Summary Compensation Table." No threshold amount is expressed because our named executive officers are not guaranteed any level of payment.

(2)
These amounts represent the maximum face value of performance vested restricted stock units that could vest. No threshold amount is expressed because we do not guarantee any level of vesting.

(3)
Our equity plans define "fair market value" as the closing price on the trading day prior to the grant date.

        All February equity awards in the foregoing table were made under our 2005 Incentive Compensation Plan, other than the award to Mr. Lambert, which was made under our 2004 Stock Incentive Plan. All May equity awards were made under the 2004 Stock Incentive Plan. Our plans dictate that the exercise price for all stock options awarded under the plans be priced at the closing price on the trading day prior to the date of grant. In 2006 and 2007, this resulted in higher stock option exercise prices than would have been established based on the closing prices on the date of the grant. In 2008, this resulted in a lower stock option exercise price. The date of grant is coincident with the date of the compensation committee's (or Board's) approval of the grant. The stock options awarded in 2008 vest 25% each year on the anniversary of the date of grant and have a term of 10 years from the date of grant.

        All restricted Shares and units vest three years from the date of grant, which is coincident with the date of the compensation committee's approval of the grant. Holders of restricted stock are entitled to receive dividends, if any, and are entitled to vote the restricted Shares. Holders of restricted stock units are not entitled to receive dividends or vote.

        The performance awards issued in 2008 were in the form of performance vested restricted stock units, which vest in one-third increments upon achievement of $27, $35, and $45 stock price targets. At the Acceptance Time, each unvested restricted stock unit awarded under any of the Company's incentive compensation plans will vest in full and be settled for Shares in accordance with the terms of the applicable incentive compensation plan of the Company.

        Under our 2008 management incentive program, each of our named executive officers was designated as a "162(m) Participant," with maximum bonus payments identified for each officer based on corporate performance of revenue and adjusted operating income. Audited financial results for the fiscal year ended December 31, 2008 are not yet available, and final incentive awards have not yet been determined.

        Our stock incentive plans, by their terms, call for accelerated vesting of stock incentive awards for all participants in the event of a change in control, and for a limited term to exercise the options after termination of employment. Our employment agreements with the named executive officers (change in control agreement in the case of Mr. Lambert) provide for exercisability of stock options over their full term, even if the executive's employment is terminated in connection with the change in control. The agreements do not guarantee that the named executive officers will receive any stock incentive grants or particular levels of cash incentives. The agreements do provide for minimum levels of base salary, which for each of the named executive officers is as follows: Mr. Mazzo—$775,000; Mr. Trenary—$380,000; Mr. Post—$380,000; and Ms. Rady—$342,400. See the section of this information statement entitled "Compensation Discussion and Analysis."

Outstanding Equity Awards at Fiscal Year-End

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2008

								Stock Awards
											Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
James V. Mazzo	240,000	(1)			8.99	7/29/12
	120,000	(1)			13.85	4/29/13
	200,000	(1)			33.72	5/20/14
	138,750	(1)	46,250	(1)(2)	38.20	5/26/15
			326,200	(3)	22.94	5/29/18
								12,800	(4)	84,608
								15,800	(5)	104,438
											25,800	(6)	170,538
											30,000	(7)	198,300
C. Russell Trenary III	57,000				8.99	5/23/09
	30,000				13.85	5/23/09
	50,000				33.72	5/23/09
	50,000				38.20	5/23/09
	39,000				45.26	5/23/09
	55,900				42.55	5/23/09
	50,000				22.94	5/23/09
Douglas H. Post	5,250				40.20		(11)
	535				24.54		(11)
	4,723				23.58		(11)
	2,174				34.46		(11)
	2,007				30.73		(11)
	14,017				40.20		(11)
	12,309				24.51		(11)
	35,417				23.58		(11)
	94,163				34.45		(11)
	46,161				30.73		(11)
	45,000				38.50	2/23/12
	38,000				45.26	2/23/12
	55,900				42.55	2/23/12
	85,000				22.94	2/23/12
Michael J. Lambert	12,500		37,500	(8)	31.02	10/15/17
								5,000	(9)	33,050
								4,450	(10)	29,415
											4,000	(7)	26,440
			100,000		22.94	5/29/18
Jane E. Rady	30,000				8.99	2/23/12
	35,000				13.85	2/23/12
	60,000				33.72	2/23/12
	45,000				38.20	2/23/12
	29,000				45.26	2/23/12
	36,500				42.55	2/23/12
	35,000				22.94	2/23/12

(1)
Stock option transferred to executive's family trust for no value.

(2)
Stock options vest on May 26, 2009.

(3)
81,550 stock options vest on each of May 29, 2009, May 29, 2010, May 29, 2011 and May 29, 2012.

(4)
Restricted stock units vest on May 24, 2009.

(5)
Restricted stock units vest on May 21, 2010.

(6)
Maximum number, and 12/31/08 value of, performance vested restricted stock units, which will vest pro rata, if at all, based on our total stockholder return. Vesting begins if the total stockholder return, as compared to an identified peer group, is positive and exceeds the 50th percentile. Maximum vesting is at the 75th percentile.

(7)
Maximum number, and 12/31/08 value, of performance vested restricted stock units, which will vest pro rata, if at all, based on achievement of specified stock price targets.

(8)
12,500 stock options vest on each of October 15, 2009, October 15, 2010 and October 15, 2011.

(9)
Restricted stock units vest on October 15, 2010.

(10)
Restricted stock units vest on May 29, 2011.

(11)
Options will expire three months after termination of Mr. Post's consulting agreement, which currently terminates on December 31, 2009, but may be extended by mutual agreement.

Option Exercises and Stock Vested

2008 OPTION EXERCISES AND STOCK VESTED

        The following table sets forth certain information regarding options exercised and vested, respectively, during 2008 for the persons named in the Summary Compensation Table.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
James V. Mazzo	—	—	—		—
C. Russell Trenary III	1,000	15,212	11,984	(1)	75,379
Douglas H. Post	—	—	14,600	(1)	91,834
Michael J. Lambert	—	—	—		—
Jane E. Rady	—	—	8,971	(1)	56,428

(1)
In connection with the termination of their respective employment agreements at December 31, 2008, restricted stock units held by Messrs. Trenary and Post and Ms. Rady vested on a pro-rated basis in accordance with their terms.

Nonqualified Deferred Compensation

2008 NONQUALIFIED DEFERRED COMPENSATION

Name(1)	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE($)
James V. Mazzo	Executive Deferred Compensation Plan	—	—	(34,117)	—	552,807	(3)
	2005 Executive Deferred Compensation Plan	—	111,278	(19,390)	—	332,798
C. Russell Trenary III	Executive Deferred Compensation Plan	—	—	624	—	26,305
	2005 Executive Deferred Compensation Plan	—	13,991	1,048	—	49,589
Douglas H. Post	Executive Deferred Compensation Plan	—	—	—	—	—
	2005 Executive Deferred Compensation Plan	177,500	33,542	(12,547)	—	438,316	(3)
Ms. Rady	Executive Deferred Compensation Plan	—	—	(3,633)	—	18,649
	2005 Executive Deferred Compensation Plan	—	15,621	(6,815)	—	35,166

(1)
Mr. Lambert has not participated in the plan.

(2)
Represents Company contributions of amounts that would have been contributed to the executive's 401(k) Plan account if the executive had not deferred amounts under the deferred compensation plan and certain Code limitations did not apply.

(3)
Of these amounts, the following represent amounts reported in prior Summary Compensation Tables of the Company as "Salary" or "Bonus," and aggregate amounts the executives deferred but could have taken in cash (including investment gains or losses on the amounts deferred):

	Amounts Previously Reported	Amounts Attributed to Executive Deferrals
Mr. Mazzo	152,423	204,007
Mr. Post	100,000	99,492

        The foregoing tables include information on the Executive Deferred Compensation Plan implemented at the time of our spin-off in 2002 and our 2005 Executive Deferred Compensation Plan. The American Jobs Creation Act of 2004 changed the federal income taxation of compensation deferred after December 31, 2004 under nonqualified deferred compensation plans such as ours. The changes made by the Act were intended to limit participant discretion in the timing of the payment of deferred compensation. Under the Act, pre-2005 plans, such as ours, were able to be "grandfathered" with their existing terms. Our Board determined that we would continue operating our original plan under its existing terms for amounts that had been deferred prior to December 31, 2004, and established a new deferred compensation plan, the Company's 2005 Executive Deferred Compensation Plan, effective for amounts deferred after December 31, 2004.

        The Company's executive deferred compensation plans are nonqualified deferred compensation plans maintained for the benefit of eligible employees in the U.S. and Puerto Rico. The plans'

provisions and terms apply to our named executive officers in the same manner as applied to all eligible employees. Eligible employees are U.S. and Puerto Rico based employees who are in positions having a salary grade of 8E (director) or above or other executive or management positions approved by the committee. An employee eligible to participate in the 2005 plan generally may elect to defer up to 100% of his or her base salary and annual cash incentives (subject to a minimum deferral of $5,000) under the plan. Employee deferrals are limited to salary and annual cash incentives, and exclude deferral of gains from the exercise of employee stock options, commissions, sales bonuses, and other non-regular forms of compensation. The plan also provides that we will credit certain additional amounts to an eligible employee's deferral account under the plan that would have been contributed to the employee's account under the Advanced Medical Optics, Inc. 401(k) Plan, if such employee had not deferred amounts under the deferred compensation plan and certain Code limitations did not apply. Also, the Company may credit additional discretionary amounts to an eligible employee's deferral account under the 2005 plan, but has not done so with respect to any of the named executive officers. All such amounts are credited to an eligible employee's deferral account, which is maintained for bookkeeping purposes only.

        An eligible employee's deferral account, in either plan, represents an unfunded and unsecured right to receive distributions under the plan. An eligible employee has only the rights of a general creditor of the Company and has no right or interest in any asset of the Company or the trusts established in connection with the plans. An eligible employee may direct the investment of his or her deferral account in certain fund media, as may be selected from time to time by the plan administrator, and his or her deferral account will be credited with investment returns based on the income, gains, losses and expenses of such investment funds. Our plans do not guarantee any rate of return on these investments.

        A participant in the plans may change his or her fund media elections electronically, via the plan website, or by contacting the third party administrator in writing or by telephone. Elections may be changed on a daily basis, without restriction. The fund media offered to participants in both plans, and their rates of return for 2008, are as follows:

Investment Choices	2008 Return
BlackRock Money Market—Class A	2.43%
PIMCO Total Return—Admin Class	4.36%
BlackRock Diversified—Class A	(25.13)%
FI Value Leaders—Class D	(39.28)%
Legg Mason Partners Variable Equity Index—Class I	(37.63)%
Janus Forty	(42.12)%
Third Avenue Small Cap Value—Class B	(30.14)%
Templeton Foreign Securities—Class 2	(40.65)%
AIM V.I. International Growth—Series I Shares	(40.63)%

        An eligible employee will receive distributions from his or her deferral account upon retirement (defined as age 55 and a minimum of five years of service, or age 65 with a minimum of one year of service), termination of employment, or death (in which case the employee's beneficiary receives the distribution), in cash in a lump sum or installments. An eligible employee may also receive in-service distributions. Participants make elections for distribution under the various circumstances described above each year, prior to any deferrals being made for that year, and only for the deferrals to be made in the following calendar year. These elections generally are irrevocable, except as provided for under the laws governing such plans. In the event that a participant retires who is determined to be a key employee, defined in the 2005 plan as a group limited to the top 50 compensated employees, the payment of their retirement benefits under the 2005 plan is delayed until the earlier of (a) six months after the termination of employment or (b) the death of the participant.

        A participant may also make withdrawals due to financial hardship. Such withdrawals require approval of the administrative committee charged with oversight of the plans, and are limited to an amount necessary to address the financial hardship. In the event a participant makes a hardship withdrawal under the 2005 Plan, current year participation in the plan will be terminated, and future participation may be restricted.

        The Company has established grantor trusts to which the Company will make contributions to assist it in meeting its obligations to provide plan benefits. However, plan participants have no title to, or interest in, any of the trusts' assets. Participant interests in the plans remain, therefore, at risk.

Potential Payments Upon Termination or Change in Control

        Employment and Retention Agreement.    As a condition to Parent's willingness to proceed with the transactions contemplated by the Merger Agreement and to ensure continuity in the operation of the Company's business following the Effective Time, Parent required that Mr. James V. Mazzo, the Company's Chairman and Chief Executive Officer, enter into a new employment and retention agreement (the "Mazzo Agreement") with Parent and the Company. The terms of the Mazzo Agreement are contingent upon and become effective at the Effective Time.

        Under the terms and conditions of the Mazzo Agreement, Mr. Mazzo will serve as Senior Vice President, President, AMO, and his initial base salary will be $775,000 (his current salary at the Company) and future salary increases will be based on merit according to overall performance and in line with Parent's performance and merit criteria in accordance with other similarly situated officers of Parent. In lieu of the payments due to Mr. Mazzo under the change in control provisions of his existing employment agreement with the Company, Mr. Mazzo will be entitled to receive: (i) a lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under the Mazzo Agreement, at the Effective Time; and (ii) an additional lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under the Mazzo Agreement, if: (a) Mr. Mazzo remains an employee of Parent or the Company as of the six month anniversary of the Effective Time; (b) Mr. Mazzo's employment is terminated by Parent or the Company prior to the six month anniversary of the Effective Time for any reason, other than as a result of a discharge for cause (as defined in his existing employment agreement with the Company); or (c) Mr. Mazzo's employment is terminated by him prior to the six month anniversary of the Effective Time in a voluntary resignation for good reason (as defined in his existing employment agreement with the Company, except that a substantial diminution or adverse modification in his reporting relationship will not constitute good reason). Under the terms of Mr. Mazzo's existing employment agreement, he would have been entitled to terminate his employment for good reason and to receive the foregoing benefits immediately following the Effective Time; however, he has agreed to amend such provisions at Parent's request. In addition, under the terms of the Mazzo Agreement, Mr. Mazzo will be entitled to receive (i) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the first anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company; and (ii) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the eighteen month anniversary of the Effective Time if Mr. Mazzo remains an employee of Parent or the Company at that time.

        In addition, Mr. Mazzo will be eligible to participate in Parent's performance incentive plan. Mr. Mazzo's participation target will be 100% of his base salary in accordance with other similarly situated officers of Parent. As soon as practicable following the Effective Time, Mr. Mazzo will be awarded (i) 30,000 shares of restricted stock of Parent, which will vest ratably over three years and (ii) 20,000 shares of restricted stock of Parent, which will vest after eighteen months. These awards will not vest unless and until Mr. Mazzo is employed by the Company on the scheduled vesting date of such awards under the applicable award instrument.

        The foregoing summary is qualified in its entirety by reference to the Mazzo Agreement, which is filed as Exhibit (e)(7) to the Schedule 14d-9 and is incorporated herein by reference.

        Employment and Change in Control Arrangements with the Company.    As previously reported, the Company has entered into employment agreements with the following executive officers: Mr. Mazzo, Mr. Richard A. Meier, the Company's President and Chief Operating Officer, Mr. C. Russell Trenary III, the Company's former Executive Vice President, Global Public Policy and Regulatory Affairs, Mr. Douglas H. Post, the Company's former Executive Vice President, Operations and Customer Services, Ms. Jane E. Rady, the Company's former Executive Vice President, Strategy and Corporate Development, and Ms. Aimee S. Weisner, the Company's Executive Vice President, Administration and Secretary. Except as noted below under "—Change in Control Arrangements" and as described above under "—Employment and Retention Agreement," the employment agreements are the only arrangements the Company has with its executive officers to provide benefits upon termination or change in control that are not otherwise part of its employee benefit plans, which apply to all employees on the same terms. Below is a summary of the employment agreement terms with respect to termination of employment for Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner. Unless otherwise noted, the terms below apply to all such employment agreements. Except for the terms of his employment agreement with the Company relating to excise tax gross-ups, the terms of Mr. Mazzo's existing employment agreement (as described below) will, at the Effective Time, be superseded by the terms of the Mazzo Agreement.

Severance Arrangements

        Termination by the Company without Cause or by the Executive for Good Reason.    In the event that the executive is terminated by the Company other than for "cause," or if the executive terminates his employment for "good reason," the executive will receive severance pay that includes: (i) a prorated portion of the executive's annual incentive award paid out at target (effective July 1, 2009, if the executive is deemed to be a "covered employee" for purposes of Section 162(m) of the Code, the annual incentive award is similarly prorated but is instead based on actual corporate performance for the applicable performance year during which the termination occurred); (ii) a lump sum amount representing the executive's unused accrued vacation time (at his or her base salary rate) through the date of termination; (iii) continued medical and other welfare plan coverage (upon the same terms as are generally applied from time to time for similarly situated executive employees) for the executive and his eligible dependents for twelve months following the date of such a termination; (iv) expenses incurred by the executive prior to the date of such a termination, to the extent that such expenses would otherwise be reimbursable under the agreement; and (v) a severance payment calculated by multiplying the executive's "annual compensation" by two (three in the case of Mr. Mazzo).

        For the purposes of this severance payment calculation, the executive's "annual compensation" is defined as the sum of: (i) the higher of the executive's then-current base salary or his highest annual salary within the five year period ending at the time of his or her termination; plus (ii) a management incentive plan increment, which is equal to the higher of 100% of his or her then-current annual target incentive award or the average of the two highest of the last five annual incentive awards paid by the Company to the executive. Effective July 1, 2009, if the executive is deemed to be a "covered employee" for purposes of the Code, the executive's "annual compensation" is defined as the sum of: (i) the higher of the executive's then-current base salary or highest annual salary within the five year period ending at the time of his or her termination; plus (ii) a management incentive plan increment, which is equal to the average of the two highest of the last five annual incentive awards paid by the Company to the executive.

        The employment agreements define "cause" to include: (i) willful and continued refusal to comply with a lawful, written instruction of the Board, so long as the instruction is consistent with the scope and responsibilities of the executive's position prior to termination; (ii) willful misconduct that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony.

        The employment agreements also define "good reason" to include: (i) a material reduction or material adverse change in the executive's overall compensation; or (ii) a material change in duties, such "material change" defined as any substantial diminution or adverse modification in the executive's overall position, responsibilities, or reporting relationship, or a transfer of job location to a site that is more than fifty miles away from the executive's then-current place of employment. In order to have "good reason," moreover, the executive, within sixty days of the occurrence of the applicable "good reason" event, must provide written notice to the Company in the form of a notice of resignation that, from the executive's viewpoint, specifies the circumstances constituting grounds for such "good reason." In such a case, the Company shall be afforded sixty days to establish, to the reasonable satisfaction of the executive, that the "good reason" circumstances cited in the notice of resignation were not present on the date of such notice of resignation or are no longer present, in which case the executive will not terminate the employment relationship.

        Termination by the Company with Cause or by the Executive for other than Good Reason.    If the executive's employment is terminated by the Company with cause, or if the executive voluntarily resigns without good reason, the executive is entitled only to those elements of pay as are required by law, such as base pay through the date of termination, payment for unused accrued vacation, and reimbursable business expenses.

        Termination as a Result of Death or Disability.    In the event that an executive's employment is terminated as a result of death or disability, the executive will receive severance pay that includes:

  •
  the executive's base salary until, in the case of the executive's death, the earlier of (i) twelve months after the date of the executive's death and (ii) the last day of the term of the employment agreement and, in the case of the executive's disability, the date the executive begins to receive benefits under the long term disability insurance, but in no event following twelve months after the date of termination;

  •
  a prorated portion of the executive's targeted annual cash incentive;

  •
  an amount representing the executive's unused accrued vacation time (at his or her base salary rate) through the date of termination; and

  •
  continued medical and other welfare plan coverage for the executive (in the case of his disability) and the executive's eligible dependents for twelve months.

        Disability is defined as the executive's physical or mental disability or infirmity which, in the opinion of a competent physician selected by the Board, renders the executive unable to perform his duties under the employment agreement for more than 120 days during any 180-day period. The compensation committee has determined that benefits in the event of death and disability are important and prudent elements of the entire package provided to the executives as a means to provide financial security to the executive and his or her family in the unfortunate event of a death or disability. This feature also provides the company with a framework for addressing the replacement of a disabled executive.

Change in Control Arrangements

        Termination in Connection with a Change in Control.    The employment agreements for each of the foregoing executive officers contain change in control provisions. The Company also has separate change in control agreements with the following six executive officers who do not have employment agreements: Ms. Sheree L. Aronson, the Company's Corporate Vice President, Corporate Communications, Investor Relations and Market Research, Dr. Leonard R. Borrmann, the Company's

Executive Vice President, Research and Development, Mr. Richard J. DeRisio, the Company's Corporate Vice President, Global Public Policy and Regulatory Affairs, Mr. Robert F. Gallagher, the Company's Senior Vice President, Chief Accounting Officer and Controller, Mr. Michael J. Lambert, the Company's Executive Vice President and Chief Financial Officer, and Mr. Alan Waterhouse, the Company's Corporate Vice President, Global Operations. Except as noted, the change in control arrangements described below apply to each of the foregoing executive officers to the same extent. With respect to Mr. Mazzo, at the Effective Time, the change in control provisions described below would no longer apply and Mr. Mazzo would be entitled to receive the benefits provided under the Mazzo Agreement (see "—Employment and Retention Agreement" above).

        Under the employment agreements with each of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, in the event the executive's employment is terminated by the Company without cause or by the executive for good reason either 120 days prior to or within two years after a change in control event occurs, the employment agreements provide that the executive will receive a severance payment equal to three times "annual compensation" (using the same methods of calculation described above). The agreements also provide that all of the executive's stock options, restricted stock awards, and incentive compensation awards that are outstanding at the time of such a termination will immediately become fully exercisable, payable, or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to the executive's termination of employment. The executive will also be permitted to (i) continue to participate (in the same way and at the same level) for three years following his termination in all of the Company's employee benefit plans that were available to the executive before termination, including, but not limited to, group medical insurance, group dental insurance, group-term life insurance, disability insurance, automobile allowance, gasoline allowance, and a full allowance for club dues and tax and financial planning; and (ii) receive outplacement benefits of a type and duration generally provided to similarly situated executives.

        In the cases of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann, and Ms. Aronson, if, subsequent to a change in control, the executive is terminated under a "qualifying termination" within two years after the date of such a change in control (or if the executive is terminated prior to and in anticipation of a change in control at the request of a third party), the change in control arrangements provide that the executive will receive a severance payment equal to two times "annual compensation." For purposes of the change in control arrangements, "annual compensation" is generally defined in the same manner as set forth above under the employment agreements for the other executive officers. The change in control arrangements also provide that all of the executive's stock options, restricted stock awards, and incentive compensation awards that are outstanding at the time of such termination will immediately become fully exercisable, payable, or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to the executive's termination of employment. The executive will also be permitted to continue to participate (in the same way and at the same level) for two years following his or her termination in all of the Company's employee outplacement services programs and benefit plans that were available to the executive before the qualifying termination, including, but not limited to, group medical insurance, group dental insurance, group-term life insurance, disability insurance, automobile allowance, gasoline allowance, and other applicable perquisites. Messrs. DeRisio and Waterhouse must execute and not revoke a severance and general release agreement with the Company (or its successor) before receiving any of the above benefits upon a "qualifying termination" after a change in control.

        In the cases of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann, and Ms. Aronson, a "qualifying termination" generally includes any termination other than (i) a termination for "cause," (ii) a "voluntary termination," or (iii) a termination as a result of death or disability. The change in control arrangements generally define "cause" to include: (i) willful and continued refusal to comply with a lawful, written instruction of the Board, so long as the instruction is consistent with the scope and responsibilities of the executive's position prior to the change in control; (ii) dishonesty by the executive that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony. A "voluntary termination" does not occur if, following a change in control, the executive's overall compensation (in the cases of Messrs. DeRisio and Waterhouse, base compensation or target bonus compensation) is reduced or adversely modified in any material respect or the executive's duties are materially changed and, subsequent to such reduction, modification, or change, the executive elects to terminate his or her employment with the Company. A "material change" in the executive's duties includes any substantial diminution or adverse modification in the executive's overall position, responsibilities, or reporting relationship, or, without the executive's written consent, a transfer of job location to a site that is more than fifty miles away from the executive's place of employment prior to the change in control. In the cases of Messrs. DeRisio and Waterhouse, in order to constitute a "qualifying termination," the executive must provide notice to the Company of the applicable condition described above within ninety days of the initial existence of the condition, the Company must have failed to remedy the condition within thirty days of such notice, and the executive must make his resignation effective no later than thirty days after the end of the above thirty-day remedy period.

        A "change in control" is defined in all of the above change in control arrangements and, in general, includes any event in which: (i) any person becomes the beneficial owner of twenty percent of the voting power of the outstanding stock of the Company without the approval of the Board (or thirty-three percent of such outstanding stock with approval of the Board); (ii) there is a change in the majority of the Board, if not approved by the incumbent Board members; (iii) there is the consummation of a merger, consolidation, or reorganization involving the Company, other than a transaction that satisfies both of the following conditions: (x) the voting stock of the Company represents at least fifty-five percent of the combined voting power of the surviving entity; and (y) no person is or becomes the beneficial owner of more than twenty percent of the combined voting power of the outstanding stock of the Company; or (iv) the stockholders approve a plan of complete liquidation or agree to sell or dispose of all or substantially all of the Company's assets.

        Excise Tax Gross-Up Payments Upon Termination in Connection with a Change in Control.    In the event that any payment or benefit an executive receives pursuant to a change in control arrangement is deemed to constitute an "excess parachute payment" under Section 280G of the Code, the executive is entitled to an excise tax gross-up payment to the full extent of his or her corresponding excise tax liability. In the cases of Messrs. DeRisio and Waterhouse, however, the executive is entitled to receive a "greatest amount" excise tax cut-back, under which the executive will receive, on an after-tax basis, the greater of (i) the full amount of the payment or benefits provided to the executive, after deducting all applicable taxes or (ii) a reduced amount of payments and benefits, such that no amount of the payment or benefits shall be deemed to constitute an "excess parachute payment" under Section 280G of the Code.

  Restrictive Covenants and Other Provisions.

        The executives have agreed not to disclose confidential information of the Company to any other person or entity (for a period of five years following termination in the case of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner) or to solicit any employees of the Company (for a period of two years following termination in the case of Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, and for a period of one year following termination in the case of Messrs. DeRisio, Gallagher, Lambert and Waterhouse, Dr. Borrmann, and Ms. Aronson) following a termination of employment.

        For Messrs. Mazzo, Meier, Trenary and Post, Ms. Rady and Ms. Weisner, a breach of these covenants entitles the Company to an injunction against the executives and may cause the executives to forfeit any benefits under their respective employment agreements, and the Company's obligation to provide any payments under the employment agreements is expressly conditioned on the executive's execution of a general release of claims against the Company.

  Mr. Lambert

        Mr. Lambert joined the Company in October 2007 as Executive Vice President and Chief Financial Officer. Mr. Lambert's offer letter (the "Lambert Offer Letter") includes a severance agreement that provides that, if Mr. Lambert is terminated for anything other than "cause," he will receive a severance payment equal to twelve months of base pay, a prorated management bonus (determined as if all corporate targets were achieved and prorated for completed months of employment in the plan year, divided by twelve) (effective July 1, 2009, if Mr. Lambert is deemed to be a "covered employee" for purposes of Section 162(m) of the Code, the annual incentive award is similarly prorated but is instead based on actual corporate performance for the applicable performance year during which the termination occurred), and twelve months of health care benefit continuation. For this purpose, "cause" is defined as: (i) willful refusal to comply with a lawful, written instruction by the Company's Chief Executive Officer or the Board, so long as the instruction is consistent with the scope and responsibilities of his position prior to termination; (ii) dishonesty that results in a material financial loss to the Company or material injury to its public reputation; or (iii) conviction of any felony involving an act of moral turpitude.

  Severance and General Release Agreements with Messrs. Post and Trenary and Ms. Rady

        On November 14, 2008, the Company notified Messrs. Post and Trenary and Ms. Rady that their employment would be terminated in connection with the workforce reduction approved by the Board on November 14, 2008. In connection with these terminations, these officers' respective employments terminated on December 31, 2008. Under the Severance and General Release Agreements between the Company and each of Messrs. Post and Trenary and Ms. Rady, severance will be paid as if the officers were terminated without cause in accordance with the terms of their employment agreements.

        Under the terms of the Severance and General Release Agreements, however, the change in control terms under each executive's employment agreement regarding the effect of a change in control remain in effect for 120 days following the effective date of their respective terminations. Because a change in control may occur within the 120 day period after December 31, 2008, each of Messrs. Post and Trenary and Ms. Rady may be entitled to change in control benefits in addition to the severance benefits provided under the terms of their Severance and General Release Agreements.

  Consultant Agreements with Mr. Post and Ms. Rady.

        On January 1, 2009, the Company entered into a one year consultant agreement with Mr. Post (the "Post Agreement"). Pursuant to the Post Agreement, Mr. Post will consult from time to time with members of the Company's management with respect to customers, products and programs, assist with transition to distributors in certain locations, provide input on equipment development, product priority and competitor issues, and provide input on manufacturing management. In exchange for these consulting services, the Company will pay Mr. Post at the rate of $31,250 per quarter, with the total amount of compensation not to exceed $125,000 unless otherwise agreed in writing.

        On January 1, 2009, the Company entered into a six month consultant agreement with Ms. Rady (which will end on June 30, 2009, unless otherwise extended by the parties) (the "Rady Agreement"). Pursuant to the Rady Agreement, Ms. Rady will, as deemed appropriate by Mr. Mazzo, consult from time to time with members of the Company's management with respect to support for business development transactions (focusing on integration), support in preparation of the 2010 strategic plan, work in conjunction with the May senior leadership team meeting, implementation of operating management reviews, tracking and metric development and evolution, and meeting the 2009 operating plan and imperatives. In exchange for these consulting services, the Company will pay Ms. Rady at the rate of $1,500 for each day that she provides consulting services to the Company under the Rady Agreement.

        The foregoing summary is qualified in its entirety by reference to the employment agreements, change in control agreements, the Lambert Offer Letter, the Severance and General Release Agreements, the Post Agreement and the Rady Agreement, which are filed as Exhibits (e)(16) through (e)(30) to the Schedule 14d-9 and are incorporated herein by reference.

        The following table includes the estimated amounts that would be payable to the Company's executive officers under their employment agreements (or the Lambert Offer Letter, in the case of Mr. Lambert) and change in control arrangements in various termination circumstances. The table includes the total estimated amounts payable, and, in certain instances includes, amounts that would be payable under the Company's standard plans applicable to all salaried employees. For instance, the Company's 2002 Bonus Plan provides for prorated incentive payments for all participants in the event of a change in control mid-year. Similarly, the Company's incentive compensation plans require full vesting of all stock incentive awards in the event of a change in control. Unless otherwise noted, all cash payments are made in a lump sum and would be paid by the Company or the Company's successor. The tables assume that the triggering event occurs on December 31, 2008, and assumes a stock price of $6.61.

EXECUTIVE BENEFITS AND PAYMENTS UPON TERMINATION

  Current Executives

Name	Termination by the Company Without Cause or by the Officer for No Reason ($)		Termination Resulting from Death ($)		Termination Resulting from Disability ($)		Termination by the Company Without Cause or by Officer for Good Reason (Change in Control) ($)
Mr. Mazzo	5,456,811	(1)	1,557,112	(2)	1,566,811	(1)	6,189,020	(3)
Mr. Lambert	630,774	(4)	—		—		2,191,234	(5)

(1)
Includes $16,811, which represents the Company's expense in providing medical and welfare plan coverage; and $15,000 for outplacement services.

(2)
Includes $7,112, which represents the Company's expense in providing medical and welfare plan coverage.

(3)
Includes $557,884 in vested equity, $50,434 in medical and welfare plan coverage, $33,000 in transportation allowance, $58,500 in club dues, $39,000 in financial and tax planning benefits, and $30,000 in outplacement services.

(4)
Includes $15,774, which represents the Company's expense in providing medical and welfare plan coverage; and $15,000 for outplacement services.

(5)
Includes $88,905 in vested equity, $31,547 in medical and welfare plan coverage, $22,000 in transportation allowance, $12,800 in financial and tax planning benefits, $30,000 in outplacement services, and $605,982 as an excise tax gross-up.

  Former Executives

        Messrs. Trenary and Post and Ms. Rady received severance in accordance with the Severance and General Release Agreements. The amounts below include additional severance and benefits should a change in control occur within 120 days of December 31, 2008.

Name	Payments in the Event of a Change in Control ($)
Mr. Trenary	806,571	(1)
Mr. Post	838,352	(2)
Ms. Rady	685,880	(3)

    (1)
    Includes $55,299 in vested equity, $33,622 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, $30,000 in outplacement services.

    (2)
    Includes $87,080 in vested equity, $33,622 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, and $30,000 in outplacement services.

    (3)
    Includes $52,702 in vested equity, $27,048 in medical and welfare plan coverage, $33,000 in transportation allowance, $27,450 in club dues, $19,200 in financial and tax planning benefits, and $30,000 in outplacement services.

Compensation Committee Interlocks and Insider Participation

        No member of the organization, compensation and corporate governance committee is a current or former officer or employee of the Company or any of its subsidiaries. None of the Company's executive officers serve on the board of directors or compensation committee of any entity that has one or more executive officers serving as members of the board of directors or organization, compensation and corporate governance committee.

Equity Compensation Plans Approved by Stockholders

        At the time of our spin-off in 2002, all of our equity compensation plans were approved by Allergan, Inc., as our sole stockholder, and our public stockholders also approved the 2002 Incentive Compensation Plan at the 2003 Annual Meeting of Stockholders. Subsequent to our spin-off, all new equity compensation plans and all material equity compensation plan amendments have been approved by our stockholders. With our May 2005 acquisition of VISX, Incorporated, we assumed several equity compensation plans. One such VISX plan with options outstanding at year end had not been approved by the VISX stockholders, but no further Shares are available for grant under this plan. With our April 2007 acquisition of IntraLase, we assumed their stock incentive plan, which was approved by IntraLase stockholders in 2004 and by our stockholders in May 2008.

        The following table sets forth, for each of our equity compensation plans, the number of outstanding option grants and the number of Shares remaining available for issuance as of the end of fiscal 2008.

Equity Compensation Plan Information

Category of Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options (#)(1)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)(2)
Equity Compensation Plans Approved by Security Holders	7,466,375	25.38	3,960,881
Equity Compensation Plans Not Approved by Security Holders(3)	115,260	21.64	—
Total	7,581,635	25.32	3,960,881

(1)
Includes options which remain outstanding under our equity incentive plans, 659,440 of which were issued upon conversion of Allergan, Inc. stock options as a consequence of our spin-off in 2002 and were outstanding at year-end, and 1,107,794 of which were issued upon conversion of VISX, Incorporated stock options upon completion of our acquisition of VISX in 2005 and were outstanding at year-end. Does not include an aggregate of 1,047,672 Shares of restricted stock and restricted stock units issued under our plans.

(2)
Includes 1,093,590 Shares currently authorized for issuance, in the aggregate, under our 2002 Employee Stock Purchase Plan, as amended, and under our 2002 International Stock Purchase Plan, as amended. As amended in 2005, these plans contain evergreen features which provide that each year on November 1 (through November 1, 2014), the number of authorized Shares (for both plans, on an aggregate basis) increases by the lesser of 400,000 Shares or 1% of our Shares outstanding. Also includes 141,533 Shares authorized for issuance under our Irish Savings Related Share Option Scheme and 150,000 Shares authorized for issuance under our AMO (Ireland) Share Participation Scheme. All of such Shares have been registered with the SEC. Does not include an aggregate of 1,047,672 Shares of restricted stock and restricted stock units issued under our plans.

(3)
The VISX, Incorporated 2001 Nonstatutory Stock Option Plan, under which stock options remain outstanding, had not been approved by the stockholders of VISX prior to our acquisition of VISX, Incorporated in May 2005.

 OWNERSHIP OF OUR STOCK

Beneficial Owners of More than 5% of the Company's Common Stock

        The following table sets forth information with respect to the beneficial ownership of our outstanding Common Stock by each person who is known by us to be the beneficial owner of 5% or more of our Common Stock as of January 19, 2009:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percent of Class
ValueAct Capital Management, L.P.(2) 435 Pacific Avenue, 4th Floor San Francisco, California 94133	8,811,635	(2)	14.28%
D. E. Shaw & Co., L.P.(3) 120 W. 45th Street, Tower 45, 39th Floor New York, New York 10036	5,727,177	(3)	9.28%
GAMCO Investors, Inc.(4) One Corporate Center Rye, New York 10580	9,243,273	(4)	14.98%
Tremblant Capital Group(5) 767 Fifth Avenue New York, New York 10153	3,152,157	(5)	5.11%
The Guardian Life Insurance Company of America(6) 7 Hanover Square, H-26-E New York, NY 10004	3,523,219	(6)	5.71%
Abbott Laboratories(7) 100 Abbott Park Road Abbott Park, Illinois 60064	12,094,306	(7)	19.61%

(1)
Beneficial ownership is calculated based on 61,689,121 Shares outstanding as of January 19, 2009 (excluding treasury shares). Beneficial ownership is determined in accordance with SEC rules.

(2)
The amount shown and the following information was provided by ValueAct Capital Management L.P. and affiliated entities and persons in Amendment No. 4 to Schedule 13D filed with the SEC on January 14, 2009, indicating ownership as of January 11, 2009. Such amended Schedule 13D was filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Master Fund III, L.P. ("ValueAct Master Fund III"), (c) VA Partners I, LLC ("VA Partners I"), (d) VA Partners III, LLC ("VA Partners III"), (e) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (f) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (g) ValueAct Holdings, L.P. ("ValueAct Holdings") and (h) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "VAC Reporting Persons"). Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Master Fund III are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and VA Partners III and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. Shares reported as beneficially owned by ValueAct Master Fund III are also reported as beneficially owned by VA Partners III, as General Partner of ValueAct Master Fund III. VA Partners I, VA Partners III, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund and ValueAct Master Fund III is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the above-listed Shares, with VA Partners I (only with respect to ValueAct Master Fund), VA Partners III (only with respect to ValueAct Master Fund III), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP. As of the date of the amended Schedule 13D, ValueAct Master Fund is the beneficial owner of 8,168,832 Shares (which Shares may also be deemed to be beneficially owned by VA Partners I), ValueAct Master Fund III is the beneficial owner of 642,803 Shares (which Shares may also be deemed to be beneficially owned by VA Partners III), and ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 8,811,635 Shares. As more fully described in footnote (7) below, the 8,811,635 Shares reported as beneficially owned by the VAC Reporting Persons may be deemed to be beneficially owned by Abbott Laboratories.

(3)
The amount shown and the following information was provided by D. E. Shaw & Co., L.P. ("DES LP") and the following affiliated entities and persons named in Amendment No. 1 to Schedule 13G filed with the SEC on January 11, 2008, indicating ownership as of January 1, 2008: D.E. Shaw Composite Portfolios, L.L.C. ("DES Composite"), D.E. Shaw Valence Portfolios, L.L.C. ("DES Valence"), D. E. Shaw & Co., L.L.C. ("DES LLC"), and David E. Shaw. Pursuant to such amended Schedule 13G, DES Valence, DES LP and Mr. Shaw are deemed to have shared voting and dispositive power with respect to the 5,727,177 Shares owned by such entities, and DES Composite and DES LLC own none of such Shares. Mr. Shaw disclaims beneficial ownership of such Shares, but may be deemed to be the owner of such Shares by virtue of his position as president and sole stockholder of D. E. Shaw & Co., Inc., which is the general partner of DES LP, which in turn is the managing member and investment adviser of DES Valence.

(4)
The amount shown and the following information was provided by Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer in Amendment No. 6 to Schedule 13D filed with the SEC on January 13, 2009, indicating ownership as of January 12, 2009. In addition to Mr. Gabelli, the entities listed on the amended Schedule 13D include: GGCP, Inc. ("GGCP"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), MJG Associates, Inc. ("MJG Associates"), and Gabelli Foundation, Inc. ("Foundation"). The above listed persons and entities beneficially own an aggregate of 9,243,273 Shares, as follows: Gabelli Funds—2,361,172 Shares; GAMCO—6,421,946 Shares; MJG Associates—25,000 Shares; GSI—279,000 Shares; Foundation—20,000 Shares; GBL—73,000 Shares; and Mario Gabelli—8,000 Shares. Additionally, the aggregate number of Shares is arrived at by adding the number of Shares which would be receivable by the above listed persons and entities if they were to convert all of the Company's 3.25% Convertible Senior Subordinated Notes, the 2.50% Convertible Senior Subordinated Notes and the 1.375% Convertible Senior Subordination Notes held by them into our Common Stock (55,155 Shares). Mario Gabelli is deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing. GBL and GGCP are deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing other than Mario Gabelli and the Foundation. Each of the above-named reporting persons and entities has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 238,100 of its reported Shares, (ii) with respect to the 350,000 Shares owned by the Gabelli ABC Fund, the 110,000 Shares held by the Gabelli Capital Asset Fund, the 159,000 Shares held by the Gabelli Asset Fund, the 105,000 Shares held by the Gabelli Enterprise M&A Fund, the 370,000 Shares held by the Gabelli Global Deal Fund, the 25,469 Shares held by the Gabelli Dividend & Income Trust, the 180,000 Shares held by the Gabelli Equity Income Fund, the 150,000 Shares held by the Gabelli Equity Trust, the 50,000 Shares held by the Gabelli Healthcare & Wellness Trust, the 769,923 Shares held by the Gabelli Small Cap Growth Fund, the 30,000 Shares held by the GAMCO Global Convertible Securities Fund, the 1,600 Shares held by the Gabelli SRI Mutual Fund, and the 60,000 Shares held by the Gabelli Value Fund, the proxy voting committee of each such fund has taken and exercises in its sole discretion the entire voting power and sole dispositive power with respect to the Shares held by such funds, (iii) at any time, the proxy voting committee of each such fund may take and exercise in its sole discretion the entire voting power with respect to the Shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Shares beneficially owned directly by other of the above-named reporting persons.

(5)
The amount shown and the following information was provided by Tremblant Capital Group in a Schedule 13G filed with the SEC on October 17, 2008, indicating ownership as of October 7, 2008. In its Schedule 13G, Tremblant Capital Group reports that it has sole power to vote and dispose of 3,152,157 Shares.

(6)
The amount shown and the following information was provided by The Guardian Life Insurance Company of America ("Guardian Life") and certain named affiliates in a Schedule 13G filed with the SEC on February 8, 2008, indicating ownership as of December 31, 2007. In its Schedule 13G, Guardian Life, together with Guardian Investor Services LLC ("Guardian Investor") and RS Investment Management Co. LLC ("RS"), reports having shared voting and dispositive power with respect to the 3,523,219 Shares covered by the report. As set forth in the Schedule 13G, RS is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,523,219 Shares. No individual RS client's holdings of such Shares are more than five percent of the outstanding total. Guardian Life is an insurance company and the parent company of both Guardian Investor and RS.

(7)
The amount shown and the following information was provided by Abbott Laboratories ("Parent") and its wholly owned subsidiary Rainforest Acquisition Inc. ("Purchaser") in a Schedule 13D filed with the SEC on January 21, 2009, indicating ownership as of January 11, 2009. In its Schedule 13D, Parent indicates that it has sole power to vote and dispose of 2,450,300 Shares and that it, together with Purchaser, has shared power to vote and dispose of 9,644,006 Shares, which Shares are owned by certain of the Company's stockholders (the "Principal Stockholders") and which may be deemed to be beneficially owned by Parent pursuant to the Tender and Support Agreements (the "Support Agreements"), dated as of January 11, 2009, whereby each Company stockholder party thereto has agreed to validly tender all Common Stock beneficially owned by them no later than five business days prior to the expiration of the Offer and to vote all Shares owned by them in favor of the Merger. The Principal Stockholders are ValueAct Capital Master Fund L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit and James V. Mazzo. The Principal Stockholders are beneficial owners of an aggregate of 9,644,006 Shares, including 698,750 exercisable stock options subject to the Support Agreements. In addition, Parent is the beneficial owner of, and has sole voting and dispositive power with respect to, an additional 2,450,300 Shares. As a result, Parent may be deemed to be the beneficial owner of an aggregate of 12,094,306 Shares.

Security Ownership of Directors and Executive Officers

        Presented below is information concerning the amount of company stock beneficially owned by:

  •
  each director,

  •
  each named executive officer (including former executive officers who are named executive officers for the fiscal year ended December 31, 2008), and

  •
  all directors and executive officers of the Company (including former executive officers who are named executive officers for the fiscal year ended December 31, 2008) as a group.

        All numbers stated are as of January 19, 2009, and include beneficial ownership of Shares. Except as otherwise indicated, sole voting and investment power exists with respect to all Shares listed as beneficially owned. With the exceptions of Mr. Mazzo and Mr. Morfit, no individual named below beneficially owns more than 1% of the company's outstanding voting stock. The Shares beneficially owned by all directors and executive officers (including former executive officers who are named executive officers for the fiscal year ended December 31, 2008) as a group constitute 18.71% of the Company's outstanding voting stock, based upon 61,689,121 Shares outstanding as of January 19, 2009. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are exercisable within 60 days of January 19, 2009 are deemed outstanding. Such Shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person. Based on these assumptions, Mr. Mazzo is deemed to be the beneficial owner of 1.33% of our outstanding voting stock and Mr. Morfit, as a partner of ValueAct Capital, is deemed to be the beneficial owner of 14.28% of our outstanding voting stock. However, as noted in the footnotes to the below table, Mr. Morfit disclaims beneficial ownership of such Shares.

Name of Beneficial Owner(1)	Shares of Common Stock Beneficially Owned(2)		Rights to Acquire Beneficial Ownership(3)	Total
James V. Mazzo	133,620	(4)	698,750	832,370
Christopher G. Chavez	13,027		36,000	49,027
Elizabeth H. Dávila	24,992		322,108	347,100
Daniel J. Heinrich	0		0	0
William J. Link, Ph.D.	11,386		9,500	20,886
G. Mason Morfit(5)	8,811,635		0	8,811,635
Michael A. Mussallem	13,949		36,000	49,949
Deborah J. Neff	10,099		29,500	39,599
Robert J. Palmisano	0		0	0
James O. Rollans	14,743		36,000	50,743
Michael J. Lambert	0		12,500	12,500
Douglas H. Post	10,834		440,656	451,490
Jane E. Rady	2,667		270,500	273,167
C. Russell Trenary	4,312		331,900	336,212
All directors and executive officers (21 persons, including those named above, which includes former executive officers who are named executive officers for the fiscal year ended December 31, 2008)	9,147,720		2,947,195	12,094,915

(1)
The business address of each stockholder is c/o Advanced Medical Optics, Inc., 1700 E. St. Andrew Place, Santa Ana, California 92705.

(2)
In addition to Shares held in the individual's sole name, this column also includes Shares held in various trusts and, for employees, includes Shares held in trust for the benefit of the named employee in the Advanced Medical Optics, Inc. 401(k) Plan as of January 19, 2009.

(3)
Shares which the party or group has the right to acquire within 60 days after January 19, 2009 upon the exercise of stock options granted under the Advanced Medical Optics, Inc. 2002 and 2005 Incentive Compensation Plans, the 2004 Stock Incentive Plan and under assumed VISX stock plans in the case of Ms. Dávila and Mr. Post.

(4)
Includes 16 Shares held in trust for a child of Mr. Mazzo's.

(5)
The Shares are owned directly by ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. and may be deemed to be beneficially owned by the VAC Reporting Persons. G. Mason Morfit, Jeffrey W. Ubben and George F. Hamel, Jr. represent the management board of ValueAct Holdings GP, LLC and, as such, share investment power of these Shares. Mr. Morfit disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein. As more fully described in footnote (7) under "—Beneficial Owners of More than 5% of the Company's Common Stock," the Shares reported as beneficially owed by VAC Reporting Persons may be deemed to be beneficially owned by Parent.

Section 16(a) Beneficial Ownership Reporting Compliance

        Based upon the Company's records and other information, the Company believes all of its directors and executive officers and other stockholders who may own 10% or more of the Company's Common Stock have complied with the requirements of the SEC to report ownership and transactions that change ownership.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
EXECUTIVE BENEFITS AND PAYMENTS UPON TERMINATION
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex A
  Annex B
  Annex C
ADVANCED MEDICAL OPTICS, INC. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION
BACKGROUND INFORMATION
DIRECTORS DESIGNATED BY PURCHASER
CURRENT BOARD OF DIRECTORS
CORPORATE GOVERNANCE
SUMMARY COMPENSATION TABLE
2008 GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2008
2008 OPTION EXERCISES AND STOCK VESTED
2008 NONQUALIFIED DEFERRED COMPENSATION
EXECUTIVE BENEFITS AND PAYMENTS UPON TERMINATION
Equity Compensation Plan Information
OWNERSHIP OF OUR STOCK